The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to

Section 6(e) of the Securities Act of 1933.

As submitted confidentially to the Securities and Exchange Commission on May 1, 2020

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Postal Realty Trust, Inc.

(Exact name of registrant as specified in its governing instruments)

75 Columbia Avenue

Cedarhurst, NY 11516

(516) 295-7820

(Address, including zip code and telephone number, including area code,

of registrant’s principal executive offices)

Andrew Spodek

Chief Executive Officer

75 Columbia Avenue

Cedarhurst, NY 11516

(Name, address, including zip code and telephone number,

including area code, of agent for service)

Copies to:

David C. Wright James V. Davidson Hunton Andrews Kurth LLP Riverfront Plaza, East Tower 951 E. Byrd Street Richmond, VA 23219 Telephone: (804) 788-8200 Facsimile: (804) 788-8218	Christina T. Roupas Courtney M.W. Tygesson Winston & Strawn LLP 35 W. Wacker Drive Chicago, IL 60601 Telephone: (312) 558-5600 Facsimile: (312) 558-5700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes shares of Class A common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated May 1, 2020

PROSPECTUS

                 Shares

Postal Realty Trust, Inc.

Class A Common Stock

We are selling            shares of our Class A common stock. We are an internally managed real estate corporation that owns properties leased to the United States Postal Service, or the USPS.

Our Class A common stock is listed on The New York Stock Exchange, or the NYSE, under the symbol “PSTL.” The last reported sale price of our Class A common stock on the NYSE on April 30, 2020 was $15.72 per share. We will elect to be taxed as a real estate investment trust, or REIT, upon the filing of our federal tax return for our short taxable year ended December 31, 2019. To assist us in qualifying as a REIT, among other purposes, our charter generally limits any person from beneficially or constructively owning more than 8.5% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of our common stock or more than 8.5% in value of the outstanding shares of any class or series of our preferred stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus for a discussion of certain risk factors that you should consider before investing in our Class A common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting.”

We have granted the underwriters an option to purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                , 2020.

Bookrunning Managers

Jefferies	Stifel

The date of this prospectus is                  , 2020

You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, liquidity, funds from operations, or FFO, adjusted FFO, or AFFO, results of operations and prospects may have changed since those dates.

i

We use market data, demographic data, industry forecasts and industry projections throughout this prospectus. We have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable. The industry forecasts and projections are based on historical market data and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the market and industry research others have performed are reliable, but we have not independently verified this information. Certain financial and operational data regarding the United States Postal Service, or the USPS, reports to the Postal Regulatory Commission, or the PRC, has been obtained from the USPS’s internet website at www.usps.com or the PRC’s internet website at www.prc.gov. The USPS’s fiscal year end is September 30 and all fiscal year end data is as of such date. Information on, or accessible through, the USPS’s website or the PRC’s website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus, including under the caption “Risk Factors” and the information incorporated by reference in this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2019, which we refer to as our “2019 10-K.” References in this prospectus to “we,” “our,” “us” and “our company” refer to our Predecessor (as defined below) for the periods prior to the completion of our initial public offering on May 17, 2019 and to Postal Realty Trust, Inc., a Maryland corporation, together with our consolidated subsidiaries, including Postal Realty LP, a Delaware limited partnership, which we refer to in this prospectus as our operating partnership, thereafter. We are the sole general partner of our operating partnership. The historical operations prior to completion of our initial public offering described in this prospectus refer to historical operations of the businesses and assets of our accounting predecessor (which we refer to collectively in this prospectus as our “Predecessor”) as if such operations were conducted by us. Our Predecessor is not a legal entity, but rather a combination of entities under the common control of Andrew Spodek, our chief executive officer and a member of our board of directors. Unless otherwise indicated, the information contained in this prospectus is as of December 31, 2019 and assumes that the underwriters’ option to purchase additional shares is not exercised.

Overview

We are an internally managed real estate corporation that owns properties leased to the USPS. We currently own a portfolio of 565 postal properties located in 47 states comprising 1.8 million net leasable interior square feet and 11.5 million exterior square feet, all of which are leased to the USPS other than a de-minimis non-postal tenant that shares space in a building leased to the USPS. We manage, through our taxable REIT subsidiary, or TRS, an additional 403 properties owned by affiliates of Mr. Spodek. We have a right of first offer to purchase 253 of our 403 managed properties. We believe that we are one of the largest owners and the largest manager of properties that are leased to the USPS, measured by net leasable square footage. Prior to the completion of this offering, Mr. Spodek and his affiliates own approximately 26.7% of the fully diluted equity interests in our company. Upon completion of this offering, Mr. Spodek and his affiliates will own approximately % of the fully diluted equity interests in our company (or % if the underwriters’ option to purchase additional shares is exercised in full).

The USPS is an independent agency of the executive branch of the U.S. federal government that generated $71.1 billion of revenue for its fiscal year ended September 30, 2019. Article I, Section 8, Clause 7 of the United States Constitution empowers Congress “[t]o establish Post Offices and post Roads,” making the USPS one of the few federal agencies explicitly authorized by the United States Constitution. The USPS is federally required to provide universal service to all residents of the United States and its territories, including rural and isolated areas, and has a monopoly on mail delivery and delivery to residential and business mailboxes, with delivery to most homes and businesses six days per week. The USPS’s ability to deliver 471 million pieces of mail daily to an estimated 160 million delivery points as of September 30, 2019 is driven by a sophisticated logistics infrastructure of post offices, processing and distribution centers and annexes. As of September 30, 2019, the USPS managed a network of more than 31,000 properties of which over 23,000 were owned by private owners and leased to the USPS. We believe that this network of properties is a critical element of the nation’s logistics infrastructure that facilitates cost effective and efficient “last mile” delivery solutions for the nation’s largest e-commerce providers including Amazon, FedEx and UPS.

In its Annual Report on Form 10-K for its fiscal year ended September 30, 2019, the USPS reported that it owns nearly 8,400 and leases over 23,000 postal facilities.

Our objective is to create stockholder value by generating attractive risk-adjusted returns through expanding our portfolio of owned and managed postal properties leased to the USPS. When assessing acquisitions, we look at properties that we believe are integral to USPS operations with a range of remaining lease terms. We also seek to acquire properties where we believe our property management expertise can enhance returns through reducing costs.

Our leadership team, led by our chief executive officer, Andrew Spodek, has extensive experience in the acquisition and management of properties leased to the USPS. Mr. Spodek has been active in the acquisition and management of USPS-leased properties for over 20 years. Jeremy Garber, our president, treasurer and secretary, has significant experience in the real estate and finance industries, including the property management of properties leased to the USPS. In addition to our executive management team, our Board of Directors has extensive experience in real estate and finance and with the USPS. Our Board of Directors is led by our Chairman, Patrick Donahoe, who completed his 39 year career with the USPS by serving as the 73rd Postmaster General of the United States from 2010 until his retirement in 2015.

Our Initial Public Offering and Formation Transactions

We completed our initial public offering on May 17, 2019, issuing an aggregate of 4,500,000 shares of our Class A common stock at the public offering price of $17.00 per share and received approximately $71.1 million of net proceeds before giving effect to $6.4 million of offering expenses. Simultaneously with the closing of our initial public offering, we completed a series of related formation transactions pursuant to which we acquired 271 postal properties located in 41 states comprising 871,843 net leasable interior square feet and the business and assets of Nationwide Postal Management, Inc., or NPM, in exchange for an aggregate of 1,333,112 common units of limited partnership interest in our operating partnership, or OP units, including 250,000 OP units issued to Mr. Spodek and his affiliates in connection with our acquisition of NPM, or the Spodek Initial OP Units, 637,058 shares of our Class A common stock, 27,206 shares of our Class B common stock, or our Voting Equivalency stock (as discussed below), and $26.9 million of cash.

Our Voting Equivalency stock is designed to give the holder thereof a right to vote that is proportional to such holder’s economic interest in our company as if such holder had exchanged all of its OP units for shares of Class A common stock and therefore does not provide any disproportionate voting rights. Without the votes afforded by the Voting Equivalency stock, the holder of OP units would not have a vote proportionate to its economic interests in our company, as OP units have no voting rights with respect to Postal Realty Trust, Inc. matters. References in this prospectus to “common stock” refer either to our Class A common stock or to our Class A common stock and Voting Equivalency stock collectively, as the context requires, but does not refer solely to our Voting Equivalency stock. Our Voting Equivalency stock has limited transferability and is not listed on the New York Stock Exchange, or the NYSE, or any other national securities exchange, as such term is defined in Section 6 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As part of our formation transactions, we issued 27,206 shares of our Voting Equivalency stock to an entity controlled by Mr. Spodek. No additional shares of Voting Equivalency stock have been authorized for issuance. This entity is the only holder of our Voting Equivalency stock. Each outstanding share of Voting Equivalency stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Voting Equivalency stock will vote together as a single class. Shares of Voting Equivalency stock are convertible into shares of Class A common stock, on a one-for-one basis, at the election of the holder at any time and will automatically convert into shares of Class A common stock on a one-for-one basis upon an attempted transfer to anyone other than a permitted transferee in accordance with the terms of our charter. Additionally, one share of Voting Equivalency stock will automatically convert into one share of Class A common stock for each 49 Spodek Initial OP Units transferred (including by the exercise of redemption rights afforded with respect to OP units) to a person other than a permitted transferee. This ratio is a function of the fact that each share of Voting Equivalency stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote and maintains the voting proportion of the holder of Voting Equivalency stock with the holder’s economic interest in our company. If requested by the holder of Voting Equivalency stock, we will register the resale of Class A common stock issuable upon conversion of the Voting Equivalency stock beginning May 17, 2020.

Recent Developments

Credit Facility

On September 27, 2019, we entered into a Credit Agreement, or the Credit Agreement, with People’s United Bank, National Association, individually and as administrative agent, BMO Capital Markets Corp., as syndication agent, and certain other lenders thereunder. The Credit Agreement provides for a senior revolving credit facility, or our Credit Facility, with revolving commitments in an aggregate principal amount of $100 million. The Credit Agreement provides that, subject to customary conditions, including obtaining lender commitments and compliance with its financial maintenance covenants under the Credit Agreement, we may seek to increase the aggregate lending commitments under the Credit Agreement by up to $100 million, or the Accordion Feature, with such increase in total lending commitments to be allocated to increasing the revolving commitments.

On January 30, 2020, we exercised the Accordion Feature to increase permitted borrowings by $50 million to $150 million. As of December 31, 2019, there was $54 million outstanding under our Credit Facility and $46 million of additional borrowing capacity available. As of April 30, 2020, there was $74 million outstanding under our Credit Facility and $76 million of additional borrowing capacity available, subject to the calculation of our borrowing base in accordance with the terms of the Credit Agreement.

Our Credit Facility has a maturity date of September 27, 2023. The interest rates applicable to borrowings under our Credit Facility are, at our option, equal to either a base rate plus a margin ranging from 0.7% to 1.4% per annum or the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 1.7% to 2.4% per annum, each based on a consolidated leverage ratio.

Acquisitions Since our Initial Public Offering

Since the completion of our initial public offering and related formation transactions, we have acquired 294 postal properties. All of our acquisitions have been funded through one or several of the following: proceeds from our initial public offering, borrowings under our Credit Facility and the issuance of OP units, as described further below.

On November 22, 2019, we completed the acquisition of a 113 property portfolio, or the November Property Portfolio, from unaffiliated third parties. Each of the properties in the November Property Portfolio is currently leased to the USPS. The November Property Portfolio comprised approximately 256,000 net leasable interior square feet and generated a weighted average rent of $9.82 per square foot as of April 30, 2020. The aggregate purchase price of the November Property Portfolio was $31.2 million, including closing costs, which we funded with $17.4 million of borrowings under our Credit Facility and the issuance of 824,350 OP units.

On January 10, 2020, we completed the acquisition of a 22 property portfolio, excluding one property that is scheduled to close in the third quarter of 2020, or the First January Property Portfolio, from unaffiliated third parties. Each of the properties in the First January Property Portfolio is currently leased to the USPS. The closed portion of the First January Property Portfolio comprised approximately 82,600 net leasable interior square feet and generated a weighted average rent of $15.72 per square foot as of our acquisition of the portfolio. The aggregate purchase price of the 21 properties acquired in the First January Property Portfolio, which excludes one property that is scheduled to close in the third quarter of 2020, was approximately $13.6 million, which we funded with $5.7 million of cash on hand from borrowings under our Credit Facility in December 2019 and the issuance of 483,333 OP units.

On January 29, 2020, we completed the acquisition of a 42 property portfolio, or the Second January Property Portfolio, from unaffiliated third parties. Each of the properties in the Second January Property Portfolio is currently leased to the USPS. The Second January Property Portfolio comprised approximately 108,000 net leasable interior square feet and generated a weighted average rent of $7.79 per square foot as of April 30, 2020. The aggregate purchase price of the Second January Property Portfolio was approximately $8.8 million, which we funded with borrowings under our Credit Facility.

In addition to the November Property Portfolio, the First January Property Portfolio and the Second January Property Portfolio, since the completion of our initial public offering, we acquired 82 additional post office properties in 2019, for aggregate purchase prices of $26.2 million, and 36 additional post office properties in 2020, for aggregate purchase prices of $18.0 million, all of which are leased to the USPS, comprising an approximate aggregate of 442,000 net leasable interior square feet. The purchases of these postal properties were funded with $39.7 million of borrowings under our Credit Facility and a $4.5 million mortgage loan. None of these additional acquisitions were individually significant, and all such properties were acquired from unaffiliated third parties.

New USPS Lease Form

The USPS has typically entered into modified double-net leases with postal property lessors. Pursuant to these modified double-net leases, the USPS, as tenant, typically was responsible for expenses related to janitorial, landscaping and utility services, routine maintenance and reimbursement of property taxes, and the property owner, as landlord, typically was responsible for costs related to the building’s roof, structure and property insurance. The USPS recently proposed a new lease form, which may transfer the responsibility for additional maintenance expenses and responsibilities, such as costs related to the plumbing and electrical system, to the landlord. If the USPS widely adopts the new USPS lease form going forward, we anticipate that our property operating expenses may increase.

We are currently negotiating with the USPS regarding the new lease form and its associated additional costs and responsibilities and, as a result of the ongoing negotiations, we and the USPS have not yet renewed leases at 35 of our properties which have expired in 2019 and 2020. In our experience, when a lease expires the USPS becomes a holdover tenant on a month-to-month basis until a final determination is made with respect to a new lease, with the USPS paying the greater of market rent or the rent amount under the expired lease. As of April 30, 2020, the USPS is leasing 35 of our properties in holdover status, aggregating approximately 126,000 interior square feet and $1.4 million in annualized rental revenue. To date, the USPS has not vacated or notified us of its intention to vacate any of these 35 properties. As of April 30, 2020, monthly rent rates on these 35 holdover properties are approximately 6.3% higher than the rent rate in effect at the time of expiration of the prior lease.

Dividends

On June 26, 2019, we declared an initial partial period dividend on our Class A common stock in the amount of $0.063 per share. This dividend represented a pro-rated cash dividend for the period from the completion of our initial public offering on May 17, 2019 to June 30, 2019. The dividend was paid on July 31, 2019 to Class A common stockholders of record as of July 9, 2019.

On November 5, 2019, we declared a dividend on our Class A common stock in the amount of $0.14 per share. The dividend was paid on December 2, 2019 to Class A common stockholders of record as of November 15, 2019.

On January 30, 2020, we declared a dividend on our Class A common stock in the amount of $0.17 per share. The dividend was paid on February 28, 2020 to Class A common stockholders of record as of February 14, 2020.

On April 30, 2020, we declared a dividend on our Class A common stock in the amount of $0.20 per share. The dividend is payable on May 29, 2020 to Class A common stockholders of record as of May 11, 2020.

Our Competitive Strengths

We believe our management team’s extensive relationships with owners of postal properties and knowledge of the USPS distinguishes us from other owners and managers of properties leased to the USPS. Specifically, our competitive strengths include, among others:

●	Extensive and Geographically Diverse Portfolio. We currently own a portfolio of 565 postal properties located in 47 states comprising approximately 1.8 million net leasable interior square feet, all of which are leased to the USPS other than a de-minimis non-postal tenant that shares space in a building leased to the USPS. Our properties are currently 100% occupied. Historically through our managed and owned properties, we have experienced high renewal rates, renewing leases at 97.9% of our properties from 2009 to 2019. All of these properties are leased to the USPS. In addition, our TRS manages 403 additional postal properties leased to the USPS and owned by affiliates of Mr. Spodek. We have a right of first offer to purchase 253 of these managed properties.

●	Experienced, Proven and Aligned Management Team with Extensive Seller Relationships. Mr. Spodek, our chief executive officer, has over 20 years of experience principally focused on investing in and managing post office properties, and has established relationships within the USPS, with other post office owners and with brokers that specialize in postal properties. In addition, Mr. Spodek serves as a director of the Association of United States Postal Lessors, or AUSPL, the leading national association of postal property owners. Our management team has extensive experience in the real estate and finance industries and we believe our team’s experience with the USPS and related relationships with owners and brokers of postal properties allows us to successfully execute our business strategy. Mr. Spodek and his affiliates currently own approximately 26.7% of the outstanding equity interests in our company on a fully-diluted basis. Upon completion of this offering, Mr. Spodek and his affiliates will own approximately % of the outstanding equity interests in our company on a fully-diluted basis (or % if the underwriters’ option to purchase additional shares is exercised in full), which we believe strongly aligns his interests with those of our stockholders.

●	Only Publicly Traded REIT Dedicated to USPS Properties. The current ownership of properties leased to the USPS is highly fragmented with the substantial majority of owners holding a single property. We believe that current post office property owners are an aging demographic and have limited ability to obtain liquidity from their post office investments in a tax efficient manner. Building on our management team’s extensive relationships within the postal property ownership community, we believe that as the only public REIT focused on postal properties, we are able to offer postal property owners a tax efficient disposition and estate planning option. We also believe a contribution to us in exchange for OP units permits the current owners to relinquish property management responsibility and diversify his or her investment through an investment in a larger portfolio of post office properties. As of the date of this prospectus, we have issued 1.3 million OP units as partial consideration for acquisitions.

●	Ability to Enhance Returns through Economies of Scale and Reduced Capital Costs. We believe we are the largest owner and manager of USPS properties in the United States and, as a result, we are able to enhance our returns through economies of scale and reduced capital costs. We coordinate our leasing renewals through a leasing transaction manager, which we believe is unique among postal lessors. Historically, we consistently renegotiated leases with the USPS to include favorable lease terms, with an average annual increase in rents over the term of the renegotiated leases of 6.3% for properties we own for leases renewed between 2014 and 2018. Due to our ongoing lease negotiations with the USPS, we have not been renewing expired USPS leases. Certain of our properties have lease renewal options that the USPS has exercised, and the weighted average annual increase in rents over the term of the new lease for these properties is 1.9% between 2019 and 2020. Additionally, the scale of our managed properties allows us to employ national vendors at lower costs than would be available to individual owners. For example, as a result of our national insurance and roofing contracts, we estimate that we are able to reduce annual property expenses by approximately $0.10 to $0.65 per square foot as compared to postal properties owned by individual owners.

●	Thoughtful Acquisitions and Exacting Underwriting Driving Property Returns. We acquire postal properties only after thorough evaluation of the risk and opportunity to target attractive risk-adjusted returns. We perform extensive due diligence on every post office property prior to acquisition, with particular emphasis on key factors, including whether the property is integral to the USPS mission, the demographics of the market area, the property’s utilization and hours of operation, delivery routes served from the location and proximity to other USPS facilities. In addition, we seek to acquire properties with underlying real estate fundamentals that support the price, irrespective of the tenant. We underwrite our potential acquisitions based not only on the USPS lease, but also on key real estate metrics, such as market comparable valuations, replacement cost and local real estate market fundamentals.

●	Scalable Platform and Efficient Execution. Our platform is scalable, and we seek to leverage these capabilities to improve our efficiency and processes as we grow both our owned property portfolio and our third party property management, consulting and advisory business. We believe that our institutional quality platform can support substantial additional growth in our owned and managed portfolios without adding significant cost. Further, we believe our institutionalized and established investment underwriting methodology, which leads to efficient acquisition execution and expedited closing process, provides us an advantage over other investors in postal properties.

Market Opportunity

We believe our ownership and continuing acquisition of properties leased to the USPS, as well as management of postal properties owned by third parties and leased to the USPS, is an attractive investment opportunity for, among others, the following reasons:

●	Attractive cash flows from USPS-leased properties through stable occupancy and consistent rent growth across various economic cycles;

●	Fragmented ownership and an aging demographic of current owners of USPS-leased properties present an attractive opportunity to consolidate ownership of an institutional asset class that currently is principally non-institutionally owned;

●	Opportunity to increase returns through professional property management, asset management and consulting and advisory services; and

●	The strategic importance of the USPS’s extensive national network to the nation’s infrastructure and growth of e-commerce.

Attractive Returns from Ownership of Postal Properties

In its Annual Report on Form 10-K for its fiscal year ended September 30, 2019, the USPS reported that it leased more than 23,000 postal properties in the U.S. as of September 30, 2019, including MPOs, branches and stations of varying sizes, depending on the average size of the community they service. MPOs typically are free-standing buildings, centrally located in their communities and are built or configured to USPS specifications with loading bays, customer parking and security features. USPS properties are required to meet certain standards, including federal and Americans with Disabilities Act of 1990, or ADA, requirements, as well as other USPS requirements.

In addition to MPOs, which are typically 5,000 square feet or less, the USPS also owns, leases and operates other types of facilities, including carrier annexes and processing and distribution centers. Carrier annexes provide post offices in larger markets with additional capacity. Processing and distribution centers process and dispatch mail and packages in specific geographic areas and are often substantially larger than retail post offices, ranging from approximately 100,000 square feet to in excess of 1,000,000 square feet. Carrier annexes average approximately 15,000 square feet. While over 90% of our portfolio consists of retail MPOs, we may seek to acquire other types of postal properties as we grow our company.

Postal properties typically are leased directly to the USPS through a commercial lease and not through the General Services Administration, or GSA, which generally handles leasing for federal government leased properties. The USPS typically enters into modified double-net commercial leases pursuant to which the USPS, as tenant, is responsible for utilities and routine maintenance and reimburses the landlord for property taxes, while the landlord is responsible for insurance, roof and structure. In contrast, GSA leases typically are full-service leases and are subject to the budget funding of the leasing government agency. If a government tenant of a property subject to a GSA lease is unable to receive funding, the lease is cancellable by the government. Generally, USPS rent obligations are funded from USPS cash flow and are not subject to federal budget appropriations. Thus USPS leases do not contain budget appropriation cancellation rights and the USPS’s ability to make scheduled rent payments is unaffected by any shutdown of the federal government due to any failure of the U.S. Congress to pass a budget appropriation measure.

USPS-specific requirements for properties are relatively high cost in relation to property value and vary by location and region, and as a result the USPS typically remains in its existing locations for many years rather than regularly re-locating to new sites. We believe that the USPS renewed approximately 98% of expiring leases from 2014 to 2019. We believe that a contributing factor to the high renewal rate is an estimated cost of $240,000 to $375,000 to adapt a typical, approximately 3,000 square foot non-postal facility to meet USPS requirements. USPS requirements exceed those of local building codes and typical commercial tenant requirements and include electrical, lighting and plumbing upgrades, and security, materials and design requirements. We believe that the required renovations can take 12 to 18 months to complete. We believe these costs and renovation timetables, relative to prevailing market rental rates for postal properties, together with the disruptive nature of relocation on operations and customer service, contribute to the USPS’s decisions to renew leases for existing space so long as rents remain within market parameters and the properties are maintained in good physical condition. Historically, we have not developed new postal properties or acquired existing non-postal properties for conversion to postal properties because all of the postal properties we have acquired were existing properties already under existing lease to the USPS, in many cases for a substantial number of years. We expect our investment activity to consist primarily of acquiring existing properties leased to the USPS and we do not expect to develop new postal properties or acquire existing non-postal properties for conversion to postal properties and thus we do not expect to incur significant costs to adapt existing non-postal facilities to USPS requirements.

We historically have offered to provide certain improvements to our properties where we and the USPS believed it could provide upgrades to the property more efficiently than the USPS. The USPS has identified capital spending averaging $2.3 billion for fiscal year 2020 primarily related to vehicles and sorting equipment, 70% more than the $1.4 billion average spent during fiscal years 2015-2019. We believe the USPS’s capital constraints and priorities to spend on vehicles and sorting equipment will limit the USPS’s ability to budget property enhancements, presenting opportunities for well capitalized postal property owners to work with the USPS to upgrade and maintain facilities more efficiently than the USPS acting alone.

Fragmented Ownership and Aging Demographic of Current Owners

We believe that ownership of USPS leased properties is fragmented and that postal property owners are an aging demographic. Many existing postal properties were developed to USPS specifications in the 1960s and 1970s by local owners/developers, many of whom still retain the properties within their families and face a significant tax liability upon a sale of the property for cash. We believe that a significant number of these owners also may face significant generational challenges that can be successfully addressed through a sale of their property to us. As the only public REIT focused on postal properties, we can offer these owners OP units as acquisition currency which provides them an attractive tax deferred disposition opportunity with estate planning benefits as well as investment diversification through ownership in our larger portfolio of postal properties. We believe there are substantial opportunities to consolidate ownership of an institutional asset class that currently is principally non-institutionally owned.

We believe the fragmented USPS-leased property market segment is underserved both from a capital and management perspective which provides us a unique opportunity to invest in these properties on attractive terms. Our institutional quality platform is scalable and can support substantial additional growth in our portfolio without adding significant cost. We seek to leverage our capabilities to continue to improve our efficiency and processes as we grow our portfolio. Further, we believe our institutionalized and established investment underwriting methodology, which leads to efficient acquisition execution and expedited closing process, provides us an advantage over other investors in postal properties. We also believe our experience and reputation as the largest manager of postal properties allows us to expand our postal property management business and provide us with unique access to postal property acquisition opportunities.

Opportunity for Professional Management to Increase Returns

We believe the fragmented ownership and specialized nature of properties leased to the USPS have limited the number and growth of professional property managers for these properties. We intend to grow our third-party property management business, which includes property management, asset management and consulting and advisory services. These services provide us high margin revenue while expanding our relationships with owners who may not currently wish to sell their properties but may desire to do so in the future, thus providing a potential source of acquisition opportunities. Our experience with the USPS allows our team of property managers to offer professional property management to non-institutional owners of a small number of postal properties and to lower expenses borne by the landlord. We currently work with several national vendors for property services with pricing and manufacturer-backed warranties that are not typically obtained by small owners. We believe property owners can also benefit from our professional approach to lease negotiations with the USPS.

Our economies of scale through large portfolio property management can reduce per unit costs of property maintenance activities. These costs can also be managed through improved preventive maintenance and service contracts that can reduce service charges for labor and also allow repair issues to be addressed early and regularly so as to reduce more costly further deterioration.

Strategic Importance of USPS and Growth of E-Commerce

The USPS is federally required to provide universal service to all residents of the United States and its territories, including rural and isolated areas, and has a monopoly on mail delivery and delivery to residential and business mailboxes, with delivery to most homes and businesses six days per week. The USPS’s ability to deliver 471 million pieces of mail daily to an estimated 160 million delivery points, approximately 46.1 million of which were rural according to the USPS’s FY2019 Annual Report to Congress, as of September 30, 2019, across approximately 232,000 delivery routes is driven by a sophisticated logistics infrastructure of post offices, processing and distribution centers and annexes. According to the USPS’s FY2019 Annual Report to Congress, in 2019 the USPS added 1.3 million delivery points to its network, issued 81 million money orders and processed and delivered 142.6 billion pieces of mail. The USPS has the United States’ largest retail delivery network with over 633,000 employees. For its fiscal year ended September 30, 2019, the USPS reported that it handled 48% of the world’s mail volume and had 31,322 USPS-managed retail offices. We believe this monopoly and infrastructure has allowed the USPS to have a significant advantage in the final step of the delivery process in which mail or packages are delivered to the recipient, which is referred to as “last mile” delivery. We believe that the USPS’s infrastructure would be both cost and time prohibitive for competitors to replicate and, as a result, many package delivery competitors, including FedEx and UPS, utilize USPS as a part of their last-mile delivery network. We believe the USPS and its network of post office locations will continue to be an integral part of the growing e-commerce industry. As shown in the chart below, eMarketer expects the United States e-commerce market to continue growing by double-digit rates through 2023.

Expected Growth in U.S. E-Commerce Market

We believe the USPS’s national infrastructure, together with its parcel select service, uniquely positions the USPS to capitalize on the changing trends in the business to consumer e-commerce market and substantially grow its package delivery business. The USPS’s parcel select service was developed in 2000 to create an affordable competitive service that could use the USPS’s in-place delivery network and infrastructure to increase revenue from the substantial growth in parcel shipments. Parcel select service is designed for, and used by, high volume parcel shippers, such as UPS, FedEx and Amazon, that drop off pre-sorted parcels at main post offices, or MPOs, in consumers’ geographic areas for last mile delivery to the consumers’ residences by the USPS local delivery network. For example, FedEx Ground is a two-to-seven day package delivery option that typically provides lower prices than other FedEx delivery options. Within FedEx Ground is FedEx SmartPost, which utilizes USPS’s parcel select to complete deliveries of packages up to 70 pounds nationwide, six days per week. Similarly, UPS offers UPS Ground for one-to-five day delivery of packages with typically a lower price than other UPS delivery options. UPS SurePost, a segment of UPS Ground, uses parcel select to complete deliveries of business-to-consumer packages weighing up to 70 pounds. FedEx reported that revenue from FedEx Ground grew approximately 8.8% annually from May 31, 2017 to May 31, 2019. UPS reported that revenue from UPS Ground grew approximately 6.1% annually from 2017 to 2019. USPS’s parcel select service plays a vital role in the last mile delivery of FedEx Ground and UPS Ground shipments by enabling delivery to virtually any U.S. address six days a week and is expected to be a key source of revenue growth for the USPS.

As shown in the charts below, the USPS’s total package revenue has increased significantly in recent years as a percentage of total revenue. Total package revenue grew at a compounded annual rate of 5.9%, and parcel select revenue grew at a compounded annual rate of 20.7% from fiscal 2011 through fiscal 2019.

Total Revenue vs. Percentage of Package Delivery Revenue

Annual Parcel Select vs. Total Package Revenue

Our Properties

The table below summarizes certain information as of April 30, 2020 for the 565 properties in our portfolio.

Region	Number of Properties	Aggregate Interior Square Feet(1)	Annualized Gross Rent(1)(2)	Annualized Gross Rent per Square Foot(3)
Midwest	216	660,249	$5,533,809	$8.38
Northeast	97	270,518	3,538,145	13.08
South	200	646,749	5,944,484	9.19
West	52	182,529	2,240,526	12.27
Total/Average	565	1,760,045	$17,256,964	$9.80

(1)	Includes approximately 126,284 of interior lease square footage and annualized rental revenue of $1.4 million occupied by month-to-month holdover leases.

(2)	Annualized gross rent is calculated by multiplying (a) contractual rent for the month ended April 30, 2020, by (b) 12.

(3)	The leases for the 565 properties do not include provisions for rent abatement or rent concessions and thus gross rent and effective rent are the same.

Our Acquisition Pipeline

In the normal course of business, we expect to regularly seek out opportunities to acquire postal properties that meet our acquisition criteria as they are offered for sale through brokers, or through personal relationships Mr. Spodek has developed with other postal property owners. As of April 30, 2020, we had entered into definitive agreements to acquire approximately 4 additional postal properties representing an aggregate of approximately 15,000 square feet for purchase prices aggregating approximately $2.3 million from unaffiliated third parties. We are party to non-binding agreements to acquire approximately additional postal properties representing an aggregate of approximately square feet for purchase prices aggregating approximately $ million from unaffiliated third parties. In addition, we have engaged in recent discussions to acquire an additional approximately postal properties for purchase prices aggregating approximately $ million. We have not undertaken formal due diligence with respect to any of these properties, other than those we have entered into definitive agreements to acquire, and thus there can be no assurance that we will negotiate mutually acceptable purchase terms and definitive documentation or that we will complete the acquisition of any of these properties.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If we continue to take advantage of these exemptions, we do not know if some investors will find our shares of Class A common stock less attractive as a result. The result may be a less active trading market for our shares of Class A common stock and our share price may be more volatile.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have availed ourselves of these exemptions, although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an “emerging growth company.”

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) December 31, 2024, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an “emerging growth company.”

Summary Risk Factors

Investing in our Class A common stock involves a high degree of risk. Prospective investors are urged to carefully consider the matters discussed below and described more fully along with other risks under “Risk Factors” in this prospectus and our 2019 10-K, incorporated by reference herein, prior to making an investment in our Class A common stock. Such risks include, but are not limited to:

●	Upon completion of this offering, Mr. Spodek will have voting power with respect to approximately % of our outstanding common stock and will have the ability to exercise significant influence on our company and any matter presented to our stockholders;

●	The USPS recently proposed a new form lease. We are currently negotiating the terms of the new form lease with the USPS and, as a result, upon the expiration of leases at our properties, we have not signed new leases. If we are unable to renew these leases on equivalent terms, we might experience lower rental revenue, net operating income, cash flows and funds available for distributions;

●	The market price and trading volume of our Class A common stock may be volatile;

●	The USPS’s need to streamline its operations may result in reduced USPS demand for leasing post offices;

●	The novel coronavirus (COVID-19) pandemic and measures being taken to prevent its spread could negatively impact demand for USPS services and post office properties which would have a material adverse effect on our business, results of operations and financial condition;

●	We may be unable to acquire and/or manage additional USPS-leased properties;

●	There are a limited number of post office properties and competition to buy these properties may be significant;

●	We may be unable to renew leases or sell vacated properties on favorable terms or at all as our USPS leases expire;

●	We currently have a concentration of post office properties in Wisconsin, Pennsylvania, Texas, Colorado, Ohio and Massachusetts and are exposed to changes in market conditions in those states;

●	Adverse economic and geopolitical conditions and dislocation in credit markets could have a material adverse effect on our financial condition and results of operations;

●	Our use of OP units as consideration to acquire properties could result in stockholder dilution and/or limit our ability to sell such properties, which could have a material adverse effect on us;

●	Our success depends on key personnel whose continued service is not guaranteed, and the loss of one or more of our key personnel could adversely affect our ability to manage our business and to implement our growth strategies, or could create a negative perception of our company in the capital markets;

●	Our business is subject to risks associated with real estate assets and the real estate industry, which could have a material adverse effect on our financial condition and results of operations;

●	Tax protection agreements may limit our ability to sell or otherwise dispose of certain properties and may require our Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business;

●	Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our stockholders;

●	The share ownership restrictions of the Internal Revenue Code of 1986, as amended, or the Code, applicable to REITs and the stock ownership limit in our charter may inhibit market activity in our shares and restrict our business combination opportunities;

Structure and Formation of Our Company

Our Operating Entities

Our Company

We were formed as a Maryland corporation in November 2018 and commenced operations upon completion of our initial public offering and related formation transactions on May 17, 2019. We conduct our business through a traditional UPREIT structure in which our properties are owned by our operating partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and upon completion of this offering, will own approximately % of the outstanding OP units, including long term incentive partnership units in our operating partnership, or LTIP units. Our board of directors oversees our business and affairs.

Our Operating Partnership

Our operating partnership was formed as a Delaware limited partnership in November 2018 and commenced operations upon completion of our initial public offering and related formation transactions on May 17, 2019. Substantially all of our assets are held by, and our operations are conducted through, our operating partnership. As the sole general partner of our operating partnership, we generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Postal Realty LP.” In the future, we may issue additional OP units or preferred OP units of limited partnership interest in our operating partnership, or preferred OP units, from time to time in connection with property acquisitions, compensation or otherwise.

PRM

Our TRS, Postal Realty Management TRS, LLC, or PRM, conducts our third party fee-based property management, consulting and advisory business, providing property management services for 403 postal properties currently owned by affiliates of Mr. Spodek. PRM also provides any noncustomary services to our tenant that we cannot provide consistent with our REIT qualification. PRM and any other TRS we may form will be subject to federal, state and local corporate income taxes.

Our Structure

The following diagram depicts our expected structure upon the completion of this offering. Our operating partnership owns the properties in our portfolio directly and indirectly through subsidiaries.

Restrictions on Transfer

Under the partnership agreement for our operating partnership, holders of OP units may not transfer their units without our prior consent, as general partner of the operating partnership. Each of our executive officers and directors and their respective affiliates have agreed not to sell or otherwise transfer or encumber any shares of our Class A common stock or securities convertible or exchangeable into our Class A common stock (including OP units) owned by them at the completion of this offering or thereafter acquired by them for a period of 90 days (with respect to our executive officers, directors and their affiliates) without the written consent of the representatives. Generally, beginning one year after the date of issuance and subject to the terms of the lock-up agreements with the underwriters, holders of OP units may tender their units for redemption by the operating partnership in exchange for cash equal to the market price of our Class A common stock at the time of redemption or, at our option, for shares of Class A common stock on a one-for-one basis as described under “Description of the Partnership Agreement of Postal Realty LP—Redemption Rights.”

Restrictions on Ownership of our Capital Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Code our charter provides that, subject to certain exceptions, no person, other than Mr. Spodek, may beneficially or constructively own more than 8.5% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding shares of our common stock or more than 8.5% in value of the outstanding shares of any class or series of our preferred stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Our charter prohibits any person from, among other things:

●	beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);

●	transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

●	beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; or

●	beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described above and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable years) or otherwise failing to qualify as a REIT.

Our charter also provides that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. If the transfer to the trust is ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be void ab initio.

Conflicts of Interest

Conflicts of interest may arise between the holders of OP units, including Mr. Spodek, on the one hand, and our stockholders, on the other hand, with respect to certain transactions, such as the sale of properties or a reduction of indebtedness, which could have adverse tax consequences to holders of OP units, including Mr. Spodek, thereby making those transactions less desirable to such holders. See “Policies with Respect to Certain Activities—Conflict of Interest Policies” and “Description of the Partnership Agreement of Postal Realty LP”. In addition, in connection with the formation transactions, we entered into tax protection agreements with the protected parties, who became limited partners of our operating partnership, pursuant to which our operating partnership agreed to indemnify the protected parties against certain adverse tax consequences to such parties, which may affect the way in which we conduct our business, including with respect to when and under what circumstances we sell properties in our portfolio or interests therein or repay debt during the restriction period. The amount of tax is calculated without regard to any deductions, losses or credits that may be available. See “Structure and Formation of Our Company—Tax Protection Agreements.” There may be conflicts of interest in the interpretation and enforcement of such agreements.

Because of our obligations under the tax protection agreements, we may pursue growth and acquisition opportunities less vigorously that if we did not have these obligations. There may be conflicts of interest between holders of our Class A common stock and Mr. Spodek and his affiliates as holders of our Voting Equivalency stock.

In addition, Mr. Spodek and his family members maintained ownership interests in 403 postal properties currently managed by our TRS. We have a right of first offer to acquire 253 of these postal properties. See “Business and Properties—Right of First Offer.” We may have conflicts of interest with Mr. Spodek as a result of these ownership interests and ongoing right of first offer, Mr. Spodek and his family members will have conflicts of interest. See “Risk Factors—Risks Related to Our Organizational Structure—We may pursue less vigorous enforcement of terms of the contribution and other agreements with Mr. Spodek and his family members because of our dependence on Mr. Spodek and conflicts of interest.” For additional information about these relationships, see “Certain Relationships and Related Transactions.”

Our Tax Status

We will elect to be taxed as a REIT for federal income tax purposes upon the filing of our federal tax return for our short taxable year ended December 31, 2019. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we were organized in conformity with the requirements for qualification as a REIT under the Code and that our manner of operation enables us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes commencing with our short taxable year ended December 31, 2019 and we expect to continue to be so organized and operated. In addition, we jointly elected with PRM to treat PRM as a TRS.

As a REIT, we generally are not subject to federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year would be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by PRM, and any other TRS we form in the future, will be subject to federal, state and local corporate income tax.

Corporate Information

Postal Realty Trust, Inc., a Maryland corporation, was incorporated in November 2018. Our principal executive offices are located at 75 Columbia Avenue, Cedarhurst, NY 11516. Our telephone number is (516) 295-7820. We also maintain an internet website at www.postalrealtytrust.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

This Offering

Class A common stock offered by us	shares (plus up to an additional shares of our Class A common stock that we may issue and sell upon the exercise of the underwriters’ option to purchase additional shares in full).

Shares of Class A common stock to be outstanding upon completion of this offering	shares(1)

Class A common stock and OP/LTIP units to be outstanding upon completion of this offering (excluding OP units held by us)	shares(1) and 2,827,737 OP/LTIP units (2)

Voting Equivalency stock to be outstanding upon completion of this offering	27,206 shares(3)

Class A common stock and Voting Equivalency stock and OP/LTIP units to be outstanding upon completion of this offering (excluding OP units held by us)	shares(1)(3) and 2,827,737 OP/LTIP units(2)

Use of proceeds	We expect to receive net proceeds from this offering, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares in full). We intend to contribute the net proceeds of this offering to our operating partnership in exchange for OP Units. Our operating partnership intends to use the net proceeds of this offering to repay $ million of the outstanding indebtedness under our Credit Facility and to fund acquisitions or for other general corporate purposes.

Risk Factors	Investing in our Class A common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 19 and other information included in this prospectus, including “Risk Factors” contained in our 2019 10-K, which is incorporated by reference herein, before investing in our Class A common stock.

NYSE symbol	“PSTL”

(1)	Includes shares of Class A common stock to be issued in this offering and 252,310 restricted shares of our Class A common stock granted to our officers, our other employees and our non-employee directors under our 2019 Equity Incentive Plan, or our equity incentive plan. Does not include (a) up to shares of our Class A common stock issuable upon the exercise of the underwriters’ option to purchase additional shares in full, (b) 40,237 shares of our Class A common stock available for future issuance under our equity incentive plan, (c) 2,640,795 shares of Class A common stock that may be issued, at our option, upon redemption of 2,640,795 OP units, (d) 186,942 shares of Class A common stock that may be issued, at our option, upon redemption of 186,942 OP units that may be exchanged for 186,942 LTIP unit grants, including 41,177 LTIP unit grants in lieu of cash compensation, 53,230 LTIP units issued to Mr. Spodek for his 2019 incentive bonus and 13,708 LTIP units granted to Mr. Spodek in March 2020, (e) 62,096 restricted stock units, or RSUs, issued to certain officers and other employees including 38,672 RSUs subject to performance-based hurdles, and (f) 27,206 shares of Class A common stock that may be issuable upon conversion of shares of our Voting Equivalency stock.

(2)	Represents 2,827,737 OP units, including 186,942 LTIP units issued to Mr. Spodek upon completion of our initial public offering, including 41,177 LTIP units in lieu of cash compensation, 53,230 LTIP units issued to Mr. Spodek for his 2019 incentive bonus and 13,708 LTIP units granted to Mr. Spodek in March 2020.

(3)	Shares of Voting Equivalency stock are convertible into shares of Class A common stock, (i) on a one-for-one basis, at the election of the holder at any time, (ii) will automatically convert into shares of Class A common stock on a one-for-one basis upon an attempted transfer to anyone other than a permitted transferee in accordance with the terms of our charter and (iii) will automatically convert into shares of Class A common stock, upon certain direct or indirect transfers of beneficial ownership of Spodek Initial OP Units held by Mr. Spodek and his affiliates at a ratio of one share of Voting Equivalency stock convertible to one share of Class A common stock for every 49 Spodek Initial OP Units transferred (including by the exercise of redemption rights afforded with respect to OP Units) to a person other than a permitted transferee.

Summary Selected Historical and Pro Forma Financial Data

The following summary historical and pro forma financial data should be read in conjunction with the audited consolidated and combined consolidated financial statements and the related notes, our unaudited pro forma financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus and/or in our 2019 10-K, which is incorporated herein by reference.

We had no business operations prior to completion of our initial public offering and the formation transactions on May 17, 2019. As a result, the results of operations for the year ended December 31, 2019 reflects our Predecessor’s results of operations for the period from January 1, 2019 through May 16, 2019 and our results of operations for the period from May 17, 2019 through December 31, 2019. The results of operations for the year ended December 31, 2018 reflects the results of operations of our Predecessor. Our Predecessor, which is not a legal entity, is comprised of the combined historical interests in NPM, a series of holding companies which we refer to collectively as “UPH” and 12 limited liability companies and one limited partnership which we refer to collectively as the Spodek LLCs. References in the notes to the consolidated and combined financial statements refer to Postal Realty Trust, Inc. for the period from May 17, 2019, the date of completion of our initial public offering and the related formation transactions, through December 31, 2019, and to our Predecessor for all prior periods.

The following table sets forth selected financial data on (i) a consolidated pro forma basis for our company after giving effect to (a) the estimated use of net proceeds from this offering, (b) other pro forma adjustments reflecting the completion of this offering and the impact of acquisitions during 2019 and 2020 and (ii) on a historical consolidated and combined consolidated basis for our company and our Predecessor.

The historical combined consolidated balance sheet of our Predecessor as of December 31, 2018 and the combined consolidated statement of operations and cash flow information of our Predecessor for the year ended December 31, 2018, have been derived from the historical combined consolidated financial statements incorporated herein by reference and includes all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods in accordance with GAAP.

Our unaudited pro forma consolidated financial statements for the year ended December 31, 2019 give effect to the following as of January 1, 2019 for the statement of operations data: (i) the completion of our initial public offering and the formation transactions; (ii) the impact of acquisitions subsequent to the initial public offering in 2019, acquisitions closed during 2020 and pending acquisitions during 2020; (iii) the estimated use of net proceeds from this offering; and (iv) other pro forma adjustments reflecting the completion of this offering and to the following as of December 31, 2019 for the balance sheet data: (i) acquisitions closed during 2020 and pending acquisitions during 2020; (ii) the estimated use of net proceeds from this offering; and (iii) other pro forma adjustments reflecting the completion of this offering. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

Our Company (Pro Forma and Historical) and Our Predecessor (Historical)

	Year Ended December 31, 2019			Year Ended December 31, 2018
	Company Pro Forma Consolidated (unaudited)		Company Historical Consolidated and Combined Consolidated	Predecessor Historical Combined Consolidated
Statement of Operations Data:
Revenues
Rental income		$18,492,289	$8,865,868	$5,662,145
Tenant reimbursements		2,635,785	1,311,121	892,541
Fee and other income		1,112,367	1,112,367	1,130,449
Total revenues		$22,240,441	$11,289,356	$7,685,135
Operating Expenses
Real estate taxes		$2,861,929	$1,366,892	$919,783
Property operating expenses		1,809,638	1,207,486	948,775
General and administrative		5,698,868	4,846,392	1,410,344
Depreciation and amortization		9,414,805	3,800,059	1,832,237
Total operating expenses		$19,785,240	$11,220,829	$5,111,139
Income from operations		2,455,201	68,527	$2,573,996
Total interest expense, net			(1,521,209)	(1,486,597)
(Loss) income before income tax (expense) benefit			(1,452,682)	1,087,399
Income tax (expense) benefit		—	(39,749)	60,763
Net (loss) income	$		$(1,492,431)	$1,148,162
Net income attributable to non-controlling interest in properties		—	(4,336)	(12,153)
Net income attributable to Predecessor		$(463,414)	$(463,414)	$1,136,009
Net loss attributable to Operating Partnerships unitholders’ non-controlling interests			$462,968	—
Net income (loss) attributable to common stockholders			$(1,497,213)	—
Basic net loss per share			(0.30)	—
Diluted net loss per share			(0.30)	—
Balance Sheet Data (at period end)
Total real estate properties, net		$152,983,859	$111,770,083	$31,313,972
Total assets	$		$136,788,197	$35,684,432
Secured borrowings, net		$7,696,710	$3,211,004	$34,792,419
Revolving credit facility			$54,000,000	—
Total liabilities	$		$66,964,922	$41,297,845
Total equity (deficit)	$		$69,823,275	$(5,613,413)

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. In addition to other information contained in this prospectus, you should carefully consider the following factors as well as those in our 2019 10-K, together with the other information contained in this prospectus, including our historical and pro forma combined financial statements and the notes thereto, before making an investment decision to purchase shares of our Class A common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, cash flows, funds from operations, results of operations, the per share trading price of our Class A common stock and our ability to make cash distributions to our stockholders, which could cause you to lose all or a part of your investment in our Class A common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Forward-Looking Statements.”

Risks Related to this Offering

We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our Class A common stock.

If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our Class A common stock. In the event the underwriters’ option to purchase additional shares is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

Our ability to make distributions may also be limited by the terms of our Credit Facility. We also expect that if a default or event of default exists or would result from a distribution, we may be precluded from making certain distributions other than those required to allow us to qualify and maintain our status as a REIT.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, qualification and maintenance of our REIT status and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our Class A common stock.

Upon completion of this offering, Mr. Spodek will have voting power with respect to approximately       % of our outstanding common stock and will have the ability to exercise significant influence on our company and any matter presented to our stockholders.

Upon completion of this offering, Andrew Spodek, our chief executive officer and a member of our board of directors will own approximately       %, of our outstanding Class A common stock and all of our outstanding Voting Equivalency stock, which will provide Mr. Spodek with voting power with respect to approximately        % of our outstanding common stock (approximately         % if the underwriters exercise their option to purchase additional shares in full). No other stockholder is permitted to own more than      % of the aggregate of the outstanding shares of our common stock, subject to certain conditions, and except as approved by our board of directors pursuant to the terms of our charter. Consequently, Mr. Spodek may be able to significantly influence the outcome of matters submitted for stockholder action, including the election of our board of directors and approval of significant corporate transactions, such as business combinations, consolidations and mergers, as well as the determination of our day-to-day business decisions and management policies. As a result, Mr. Spodek could exercise his influence on us in a manner that conflicts with the interests of other stockholders. Moreover, if Mr. Spodek were to sell, or otherwise transfer, all or a large percentage of his holdings, the market price of our Class A common stock could decline and we could find it difficult to raise the capital necessary for us to execute our business and growth strategies.

The Voting Equivalency stock is intended to provide Mr. Spodek voting power equal to his economic interest in us as if he had exchanged his OP units issued in our initial public offering for shares of Class A common stock, including the election of directors. Mr. Spodek may have interests that differ from holders of our Class A common stock, including by reason of his remaining interest in our operating partnership, and may accordingly vote in ways that may not be consistent with the interests of holders of Class A common stock.

Our authorized but unissued shares of common and preferred stock may prevent a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Our charter authorizes us to issue additional shares of common and preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of shares of our common stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares; provided that our board may not increase the number of shares of Voting Equivalency stock that we have authority to issue or reclassify any shares of our capital stock as Voting Equivalency stock without the approval of the holders of a majority of the outstanding shares of Class A common stock. As a result, our board of directors may establish a series of shares of common or preferred stock that could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. In addition, any preferred stock that we issue would rank senior to our common stock with respect to the payment of distributions and other amounts (including upon liquidation), in which case we could not pay any distributions on our common stock until full distributions have been paid with respect to such preferred stock.

Future issuances or sales of our common stock, or the perception of the possibility of such issuances or sales, may depress the market price of our common stock.

We cannot predict the effect, if any, of our future issuances or sales of our common stock or OP units, or future resales of our common stock or OP units by existing holders, or the perception of such issuances, sales or resales, on the market price of our common stock. Any such future issuances, sales or resales, or the perception that such issuances, sales or resales might occur, could depress the market price of our common stock and also may make it more difficult and costly for us to sell equity or equity securities in the future at a time and upon terms that we deem desirable.

Upon completion of this offering, we will have            shares of our Class A common stock outstanding. In addition, upon the completion of this offering, we will have                 shares of our Voting Equivalency stock, OP units and LTIP units outstanding (each of which may, and in certain cases must, exchange into shares of Class A common stock on a one-for-one basis). Subject to applicable law, our board of directors has the authority, without further stockholder approval, to issue additional shares of Class A common stock and preferred stock on the terms and for the consideration it deems appropriate.

We and our officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our Class A common stock (including OP units) during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. By its terms, shares of our Voting Equivalency stock are not transferable outside of Mr. Spodek’s immediate family. If the restrictions under the lock-up arrangements expire or are waived, the related shares of common stock will be available for sale or resale, as the case may be, and such sales or resales, or the perception of such sales or resales, could depress the market price for our common stock. Accordingly, you should not rely upon such lock-up agreements to limit the number of shares of our Class A common stock sold into the market.

In the future we may issue shares of our common stock and securities convertible into, or exchangeable or exercisable for, our common stock under our equity incentive plan. We have filed with the SEC a registration statement on Form S-8 covering the Class A common stock issuable under our equity incentive plan and may file additional registration statements on Form S-8 with respect to our equity incentive plan. Shares of our common stock covered by any such registration statement will be eligible for transfer or resale without restriction under the Securities Act, unless held by affiliates. We also may issue from time to time additional shares of our common stock or OP units in connection with acquisitions and may grant registration rights in connection with such issuances pursuant to which we would agree to register the resale of such securities under the Securities Act. In addition, we have granted registration rights to Mr. Spodek, our chief executive officer, and his affiliates with respect to shares of Class A common stock owned by them or upon redemption of OP units held by them. The market price of our Class A common stock may decline significantly upon the registration of additional shares of our Class A common stock pursuant to registration rights granted in the formation transactions, see “Certain Relationships and Related Party Transactions—Registration Rights” or future issuances of equity in connection with acquisitions or our equity incentive plan.

The market price and trading volume of our Class A common stock may be volatile.

The per share trading price of our Class A common stock may be volatile. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur, and investors in shares of our Class A common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the per share trading price of our Class A common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per share trading price of our Class A common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A common stock include:

●	change in the status of the USPS as an independent agency of the executive branch of the U.S. federal government;

●	change in the demand for postal services delivered by the USPS;

●	the solvency and financial health of the USPS;

●	defaults on, early terminations of or non-renewal of leases by the USPS;

●	the competitive market in which we operate;

●	changes in the availability of acquisition opportunities;

●	our inability to successfully complete real estate acquisitions or dispositions on the terms and timing we expect, or at all;

●	our failure to successfully operate developed and acquired properties;

●	adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

●	decreased rental rates or increased vacancy rates;

●	change in our business, financing or investment strategy or the markets in which we operate;

●	fluctuations in mortgage rates and increased operating costs;

●	changes in the method pursuant to which reference rates are determined and the phasing out of LIBOR after 2021;

●	general economic conditions;

●	financial market fluctuations;

●	our failure to generate sufficient cash flows to service our outstanding indebtedness;

●	our failure to obtain necessary outside financing on favorable terms or at all;

●	failure to hedge effectively against interest rate changes;

●	our reliance on key personnel whose continued service is not guaranteed;

●	the outcome of claims and litigation involving or affecting us;

●	changes in real estate, taxation, zoning laws and other legislation and government activity and changes to real property tax rates and the taxation of REITs in general;

●	operations through joint ventures and reliance on or disputes with co-venturers;

●	cybersecurity threats;

●	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

●	governmental approvals, actions and initiatives, including the need for compliance with environmental requirements;

●	lack or insufficient amounts of insurance;

●	limitations imposed on our business in order to qualify and maintain our status as a REIT and our failure to qualify or maintain such status;

●	public health threats such as COVID-19; and

●	The pro forma financial statements included in this prospectus are not necessarily indicative of our future results.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the per share trading price of our Class A common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to develop or acquire properties and may reduce the returns on your investment in our Class A common stock.

Prior to the time we have fully invested the net proceeds of this offering, we may fund distributions to our stockholders out of the net proceeds of this offering, which would reduce the amount of cash we have available to acquire properties and may reduce the returns on your investment in our Class A common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds of this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder’s tax basis in our Class A common stock.

You will experience immediate and material dilution in connection with the purchase of our Class A common stock in this offering.

As of December 31, 2019, the aggregate historical combined net tangible book value of our Company was approximately $       million, or $         per share of our Class A common stock, assuming the redemption of all of the OP units for shares of our Class A common stock on a one-for-one basis and the conversion of all of the shares of Voting Equivalency stock into shares of our Class A common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our Class A common stock after the completion of this offering will be less than the public offering price. The purchasers of shares of our Class A common stock offered hereby will experience immediate and substantial dilution of $         per share in the pro forma net tangible book value per share of our Class A common stock. See “Dilution.”

Increases in market interest rates may have an adverse effect on the trading prices of our Class A common stock as prospective purchasers of our Class A common stock may expect a higher dividend yield and as an increased cost of borrowing may decrease our funds available for distribution.

One of the factors that will influence the trading prices of our Class A common stock will be the dividend yield on the common stock (as a percentage of the price of our Class A common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Class A common stock to expect a higher dividend yield (with a resulting decline in the trading prices of our Class A common stock) and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our Class A common stock to decrease.

The number of shares of our Class A common stock available for future issuance or sale could materially adversely affect the per share trading price of our Class A common stock.

We are offering shares of our Class A common stock as described in this prospectus. Upon completion of this offering, we will have approximately              shares of our Class A common stock outstanding. Of these shares, the shares sold in this offering will be freely tradable, except for any shares purchased in this offering by our affiliates, as that term is defined by Rule 144 under the Securities Act, and for restrictions on ownership and transfer in our charter intended to preserve our status as a REIT. Messrs. Spodek and his affiliates and our other directors and officers and their affiliates beneficially own OP units which are redeemable at the option of the holders beginning approximately one year following completion of our initial public offering, for cash, or at our option, for shares of our Class A common stock, on a one-for-one basis. We have agreed to register the shares issuable upon redemption of such OP units so that such shares will be freely tradable under the securities laws.

We cannot predict whether future issuances or sales of shares of our Class A common stock or the availability of shares for resale in the open market will decrease the per share trading price per share of our Class A common stock. The per share trading price of our Class A common stock may decline significantly upon the registration of additional shares of our Class A common stock pursuant to registration rights granted in connection with this offering.

The issuance of substantial numbers of shares of equity securities, including OP units, or the perception that such issuances might occur could materially adversely affect us, including the per share trading price of shares of our Class A common stock.

The exercise of the underwriters’ option to purchase additional shares, the redemption of OP units for Class A common stock, the vesting of any restricted stock granted to certain directors, executive officers and other employees under our equity incentive plan, the issuance of our Class A common stock or OP units in connection with future property, portfolio or business acquisitions and other issuances of our Class A common stock could have an adverse effect on the per share trading price of our Class A common stock, and the existence of units, options or shares of our Class A common stock issuable under our equity incentive plan or upon redemption of OP units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future issuances of shares of our Class A common stock may be dilutive to existing stockholders.

Future offerings of debt, which would be senior to our Class A common stock upon liquidation, and/or preferred equity securities which may be senior to our Class A common stock for purposes of dividend distributions or upon liquidation, may materially adversely affect us, including the per share trading price of our Class A common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our operating partnership to issue debt securities), including medium-term notes, senior or subordinated notes and classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our Class A common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A common stock and may result in dilution to owners of our Class A common stock. Holders of our Class A common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our Class A common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk that our future offerings could reduce the per share trading price of our common stock and dilute their interest in us.

Risks Related to the USPS

The USPS is an independent agency of the executive branch of the U.S. federal government and any change to the USPS’s mission or purpose could have a material adverse effect on our business, financial condition and results of operations.

A change in the structure, mission, or leasing requirements of the USPS, a significant reduction in the USPS’s workforce, a relocation of personnel resources, other internal reorganization or a change in the post offices occupying our properties, would affect our lease renewal opportunities and have a material adverse effect on our business, financial condition and results of operations. In addition, any change in the federal government’s treatment of the USPS as an independent agency, including, but not limited to, the privatization of all or a portion of the USPS business operations, as has been proposed by the Trump administration, may have a material adverse effect on our business.

Our business is substantially dependent on the demand for post office space.

Any significant decrease in the demand for post office space could have an adverse effect on our business. The number of retail post office locations nationwide has decreased by approximately 1,000 post offices from 2010 to 2019. Further reductions in the number of post office properties could result in entering into leases with the USPS in the future on less favorable terms than current leases, the failure of the USPS to renew leases for our properties and the reduction of the number of acquisition opportunities available to us. The level of demand for post office properties may be impacted by a variety of factors outside of our control, including changes in U.S. federal government and USPS policies or funding, changes in population density, the health and sustainability of local, regional and national economies, and the demand and use of the USPS. Moreover, technological innovations, such as autonomous delivery devices, may decrease the need for hand delivery or in-person pick up, thereby decreasing the demand for retail post offices. Recently, package delivery service providers, such as FedEx, have announced plans to implement autonomous delivery devices to assist retail companies with same-day and last-mile deliveries. The development, implementation and broad adoption of these devices may decrease the demand for postal services.

The USPS is facing legislative constraints that are hindering the USPS’s ability to maintain adequate liquidity to sustain its current operations. If the USPS’s revenues decrease due to reduced demand for postal services, then the USPS may reduce its number of post office locations.

The USPS’s inability to meet its financial obligations may render it insolvent or increase the likelihood of Congressional or regulatory reform of the USPS, which may have a material adverse effect on our business and operations.

As of December 31, 2019, the USPS had total assets of approximately $29.2 billion and total liabilities of approximately $101.5 billion. A significant portion of the USPS’s liabilities consist of unfunded fixed benefits, such as pensions and healthcare, to retired USPS workers. Although Congress regularly debates the future of the USPS, the USPS is unlikely to be able to retire its existing liabilities without regulatory or Congressional relief. If the USPS were unable to meet its financial obligations, many of our leases may be vacated by the USPS, which would have a material adverse effect on our business and operations. Any Congressional or regulatory action that decreases demand by the USPS for leased postal properties would also have a material adverse effect on our business and operations. We cannot predict whether any currently contemplated reforms will ultimately take effect and, if so, how such reforms would specifically affect us.

If the USPS is unable to extend its Note Purchase Agreement (as amended, the “NPA”) with the Federal Financing Bank (the “FFB”), the USPS may not be able to refinance debt with the FFB in the future at comparable terms to those currently available.

On April 1, 1999, the USPS entered into a Note Purchase Agreement with the FFB for the purpose of obtaining debt financing. Under the NPA, FFB is required to purchase notes from the USPS meeting specified conditions, up to the established maximum amounts, within five business days of delivery. The amount that the USPS borrows under the NPA varies from year to year depending upon the needs of the organization. All of the USPS’s outstanding debt as of December 31, 2019 was obtained through the NPA. The most recent extension to the NPA expired on August 31, 2019. If the USPS cannot reach acceptable terms with FFB on an extension of the NPA, the USPS would need to seek debt financing through other means, either through individual agreements with FFB (on terms that may differ from those set forth in the NPA) or from other sources. There can be no assurance that the USPS will be able to extend the term of the NPA or obtain alternative debt financing on the terms or timing that it expects, if at all.

The USPS has a substantial amount of indebtedness.

As of December 31, 2019, the USPS reported outstanding debt obligations to the FFB of $11.0 billion. As of September 30, 2019, the USPS had a total underfunded Postal Service Retiree Health Benefit Fund, or the “PSRHBF,” liability of $69.4 billion as reported by the United States Office of Personnel Management, or “OPM,”, which the USPS is required to fund in future periods. As of December 31, 2019, the USPS reported $48.4 billion as current liabilities due and payable to the PSRHBF for invoiced but unpaid contributions. As of September 30, 2019, the USPS estimated underfunded retirement benefits amortization to the Civil Service Retirement System, or “CSRS,” and Federal Employees Retirement System, or “FERS,” funds of $29.0 billion and $20.9 billion, respectively, as reported by OPM, which the USPS is required to fund in future periods. Of these amounts, the USPS has unpaid obligations due to OPM that total nearly $4.8 billion for CSRS amortization payments and $3.4 billion for FERS amortization payments, which the USPS reported as current liabilities. The USPS’s significant indebtedness and unpaid retirement and retiree health obligations could require the USPS to dedicate a substantial portion of its future cash flow from operations to payments on debt and retirement and retiree healthcare obligations, thus reducing the availability of cash flow to fund operating expenses, including lease payments, working capital, capital expenditures and other business activities.

The USPS is subject to congressional oversight and regulation by the PRC and other government agencies.

The USPS has a wide variety of stakeholders whose interests and needs are sometimes in conflict. The USPS operates as an independent establishment of the executive branch of the U.S. government and, as a result, is subject to a variety of regulations and other limitations applicable to federal agencies. The ability of the USPS to raise rates for its products and services is subject to the regulatory oversight and approval of the PRC. Limitations on the USPS’s ability to take action could adversely affect its operating and financial results, and as a result, reduce demand for leasing post office properties.

The business and results of operations of the USPS are significantly affected by competition from both competitors in the delivery marketplace as well as substitute products and digital communication.

Failure of the USPS to compete effectively and operate efficiently, grow marketing mail and package delivery services, and increase revenue and contribution from other sources, will adversely impact the USPS’s financial condition and this adverse impact will become more substantial over time. The USPS’s marketplace competitors include both local and national providers of package delivery services. The USPS’s competitors have different cost structures and fewer regulatory restrictions and are able to offer differing services and pricing, which may hinder the USPS’s ability to remain competitive in these service areas. In addition, most of the USPS’s competitors have access to capital markets, which allows them greater flexibility in the financing and expansion of their business. Customer usage of postal services continues to shift to substitute products and digital communication. The use of e-mail and other forms of electronic communication have reduced first class mail volume, as have electronic billing and payment. Marketing mail has recently experienced declines due to mailers’ growing use of digital advertising including digital mobile advertising. The volume of the USPS’s periodicals service continues to decline as consumers increasingly use electronic media for news and information. The growth in the USPS’s competitive service volumes over the past five years is largely attributable to the USPS’s three largest customers, UPS, FedEx and Amazon. Each of these customers is building delivery capability that could enable it to divert volume away from the USPS over time. If these customers divert significant volume away from the USPS, the growth in the USPS’s competitive service volumes may not continue, and there may be reduced demand for leasing postal properties by the USPS.

The USPS’s need to streamline its operations in response to declining mail volume may result in significant costs.

The USPS has considered and is considering on an ongoing basis whether to reduce its workforce and physical infrastructure to a level commensurate with declining mail volume. The USPS’s ongoing reviews of cost-savings opportunities may identify opportunities that impact mail processing operations or affect lobby hours of retail units, post offices or other facilities. Future changes in the USPS’s business strategy, operations, legislation, government regulations or economic or market conditions may result in reduced demand for leasing post offices by the USPS.

The inability of the Board of Governors of the USPS to form a quorum due to an insufficient number of confirmed sitting Governors could adversely affect the ability of the USPS to increase postal rates, and as a result, adversely affect the USPS’s results of operations and diminish demand for the leasing of postal properties.

The Board of Governors of the USPS normally consists of nine Governors appointed by the President of the United States with the advice and consent of the Senate. The nine Governors select the Postmaster General, who becomes a member of the Board, and those ten individuals select the Deputy Postmaster General, who also serves on the Board of Governors. The Postmaster General serves at the pleasure of the Governors for an indefinite term and the Deputy Postmaster General serves at the pleasure of the Governors and the Postmaster General. The Board of Governors is required to have a quorum of six members to exercise certain powers. In the event the Board of Governors is unable to form a quorum due to an insufficient number of confirmed sitting Governors, the USPS’s operations, including the ability of the USPS to increase postal rates and diminish demand for the leasing of postal properties, could be adversely affected. As of August 1, 2019, three new Governor appointments were confirmed by the Senate, enabling the Board of Governors to form a quorum as of the date of this prospectus.

The USPS’s potential insolvency, inability to pay rent or bankruptcy would have a material adverse effect on us, including on our financial condition, results of operations, cash flow, cash available for distribution, and our ability to service our debt obligations and could result in our inability to continue as a going concern.

Default by the USPS is likely to cause significant or complete reduction in the operating cash flow generated by our properties. There can be no assurance that the USPS will be able to avoid insolvency, make timely rental payments or avoid defaulting under its leases. If the USPS defaults, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. Because we depend on rental payments from the USPS, the inability of the USPS to make its lease payments could adversely affect us and our ability to make distributions to you.

Although we do not believe that bankruptcy protection under the United States bankruptcy code is available to the USPS, the law is unclear. If the USPS were to file for bankruptcy, we would become a creditor, but we may not be able to collect all or any of the pre-bankruptcy amounts owed to owe us by the USPS. In addition, if the USPS were to file for bankruptcy protection, it potentially could terminate its leases with us under federal law, in which event we would have a general unsecured claim against the USPS that would likely be worth less than the full amount owed to us for the remainder of the lease term. This would have a severe adverse effect on our business, financial condition and results of operations.

Because the USPS is an independent agency of the U.S. federal government, our properties may have a higher risk of terrorist attack than similar properties leased to non-governmental tenants.

Terrorist attacks may materially adversely affect our operations, as well as directly or indirectly damage our assets, both physically and financially. Because the USPS is, and is expected to continue to be, an independent agency of the U.S. federal government, our properties are presumed to have a higher risk of terrorist attack than similar properties that are leased to non-governmental affiliated tenants. Terrorist attacks, to the extent that these properties are uninsured or underinsured, could have a material adverse effect on our business, financial condition and results of operations.

The novel coronavirus (COVID-19) pandemic and measures being taken to prevent its spread could negatively impact demand for USPS services and post office properties which would have a material adverse effect on our business, results of operations and financial condition.

The ongoing novel coronavirus (COVID-19) pandemic and measures being taken to prevent its spread has resulted in a reduction in foot traffic in many public places, including post office properties. A continued reduction in the use of in-person services may reduce the demand for post office properties by the USPS and our results of operations could decline as a result. The ongoing novel coronavirus (COVID-19) pandemic has also caused a decline in mail volume, particularly in advertising conducted through the mail. Early estimates suggest that mail volume could decline by as much as 60% as compared to the previous year. Continued reduction or permanent changes to mail volume could reduce demand for postal properties and materially adversely affect our result of operations. Further, although the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was recently signed into law, includes a $10 billion loan to the USPS, there can be no assurances that this financing will be sufficient to sustain USPS operations in light of current shortfalls resulting from reduced mail volumes.

In addition, the USPS is dependent on the efforts of its employees, many of whom come into contact with a large number of individuals on a daily basis. If USPS employees are unwilling or unable to report to work regularly because of the novel coronavirus (COVID-19) pandemic or USPS services are otherwise diminished as a result of governmental response to the pandemic, the demand for USPS services or the reputation of the USPS may suffer, leading to a reduced need for post office properties and adversely affecting our business and results of operations.

Risks Related to Our Business and Operations

We may be unable to identify and complete acquisitions of properties that meet our investment criteria, which may materially adversely affect our financial condition, results of operations, cash flow and growth prospects.

Our business and growth strategy involves the selective acquisition of post office properties. We may expend significant management time and other resources, including out-of-pocket costs, in pursuing these investment opportunities. Our ability to acquire properties on favorable terms, or at all, may be exposed to the following significant risks:

●	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including those that we are subsequently unable to complete;

●	agreements for the acquisition of properties are subject to conditions, which we may be unable to satisfy; and

●	we may be unable to obtain financing on favorable terms or at all.

If we are unable to identify attractive investment opportunities, our financial condition, results of operations, cash flow and growth prospects could be materially adversely affected.

We may be unable to acquire and/or manage additional USPS-leased properties at competitive prices or at all.

A significant portion of our business plan is to acquire additional properties that are leased to the USPS. There are a limited number of such properties, and we will have fewer opportunities to grow our investments than REITs that purchase properties that are leased to a variety of tenants or that are not leased when they are acquired. In addition, the current ownership of properties leased to the USPS is highly fragmented with the overwhelming majority of owners holding a single property. As a result, we may need to expend resources to complete our due diligence and underwriting process on many individual properties, thereby increasing our acquisition costs and possibly reducing the amount that we are able to pay for a particular property. Accordingly, our plan to grow our business largely by acquiring additional properties that are leased to the USPS and managing properties leased to the USPS by third parties may not succeed.

There are a limited number of post office properties and competition to buy these properties may be significant.

We plan to acquire properties which are leased to the USPS whenever we are able to identify attractive opportunities and have sufficient available financing to complete such acquisitions. We may face competition for acquisition opportunities from other investors and this competition may subject us to the following risks:

●	we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including private investment funds and others; and

●	competition from other real estate investors may significantly increase the purchase price we must pay to acquire properties.

In addition, because of our public profile as the only publicly traded REIT dedicated to USPS properties, our initial public offering and operations may generate new interest in USPS-leased properties from other REITs, real estate companies and other investors with more resources than we have that did not previously focus on investment opportunities with USPS-leased properties.

We currently have a concentration of post office properties in Wisconsin, Pennsylvania, Texas, Colorado, Ohio and Massachusetts and are exposed to changes in market conditions in these states.

Our business may be adversely affected by local economic conditions in the areas in which we operate, particularly in Wisconsin, Pennsylvania, Texas, Colorado, Ohio and Massachusetts, where many of our post office properties are concentrated. Factors that may affect our occupancy levels, our rental revenues, our funds from operations or the value of our properties include the following, among others:

●	downturns in global, national, regional and local economic conditions;

●	possible reduction of the USPS workforce; and

●	economic conditions that could cause an increase in our operating expenses, insurance and routine maintenance.

We may be unable to renew leases or sell vacated properties on favorable terms, or at all, as leases expire, which could materially adversely affect us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Although 100% of our properties were leased to the USPS other than a de-minimis non-postal tenant that shared space in a building leased to the USPS as of December 31, 2019, we cannot assure you that leases will be renewed or that vacated properties will be sold on favorable terms, or at all. If rental rates for our properties decrease, our existing tenant does not renew their leases or we do not sell vacated properties on favorable terms, our financial condition, results of operations, cash flow, cash available for distributions and our ability to service our debt obligations could be materially adversely affected.

We may be required to make rent or other concessions to improve our properties in order to retain the USPS, which may materially adversely affect us.

Upon expiration of our leases to the USPS we may be required to make rent or other concessions, which would increase our costs. If we are unwilling or unable to make rent or other concessions and/or expenditures, this could result in non-renewals to the USPS upon expiration of its leases, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Property vacancies could result in significant capital expenditures and illiquidity.

The loss of a tenant through lease expiration may require us to spend significant amounts of capital to renovate the property before it is suitable for a new tenant. All of the properties we acquire are specifically suited to the particular business of the USPS and, as a result, if the USPS does not renew its lease, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions in order to lease the property to another tenant. In the event we are required to sell the property, we may have difficulty selling it to a party other than the USPS. This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions, which may materially and adversely affect us.

The USPS recently proposed a new form lease. If the new USPS lease form is put into place, we anticipate that the costs to run our properties may increase.

The USPS has typically entered into modified double-net leases with postal property lessors. Pursuant to these modified double-net leases, the USPS, as tenant, typically was responsible for expenses related to janitorial, landscaping and utility services, routine maintenance and reimbursement of property taxes, and the property owner, as landlord, typically was responsible for costs related to the building’s roof, structure and property insurance. The USPS recently proposed a new lease form, which may transfer the responsibility for additional maintenance expenses and responsibilities, such as costs related to the plumbing and electrical system, to the landlord. If the new USPS lease form is put into place, we anticipate that costs to run our properties may increase.

As of April 30, 2020, 35 of our leases were either in holdover status or were month-to-month leases, and if we are unable to renew these leases on similar terms to the prior lease, we might experience lower rental revenue, net operating income, cash flows and funds available for distributions.

We are currently negotiating with the USPS regarding its proposed new lease form and the associated additional costs and responsibilities and, as a result, we and the USPS have not yet renewed leases at 35 of our properties which have expired in 2019 and 2020. In our experience, when a lease expires the USPS becomes a holdover tenant on a month-to-month basis until a final determination is made with respect to a new lease, with the USPS paying the greater of market rent or the rent amount under the expired lease. As of April 30, 2020, the USPS is leasing 35 of our properties in holdover status, aggregating approximately 126,000 interior square feet and $1.4 million in annualized rental revenue. To date, the USPS has not vacated or notified us of its intention to vacate any of these 35 properties. As of April 30, 2020, monthly rent rates on these 35 holdover properties are approximately 6.3% higher than the rent rate in effect at the time of expiration of the prior lease.

We may not be successful in renewing the 35 leases that are currently in holdover status or in renewing additional leases expiring in 2020. If we are able to renew the leases that are currently in holdover status, the lease terms may not be comparable to those of the previous leases. If we are not successful in renewing the leases currently in holdover status, we will likely experience reduced occupancy, traffic, rental revenue and net operating income, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions to shareholders.

Our use of OP units as consideration to acquire properties could result in stockholder dilution and/or limit our ability to sell such properties, which could have a material adverse effect on us.

We may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for OP units, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell properties at a time, or on terms, that would be favorable absent such restrictions.

Illiquidity of post office properties could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Our ability to promptly sell one or more post office properties in our portfolio in response to changing economic, financial and investment conditions may be limited. Certain types of real estate and in particular, post offices, may have limited alternative uses and thus are relatively illiquid. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more post office properties within a specific time period is subject to certain limitations imposed by our tax protection agreements, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

In addition, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms.

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include the risks set forth here under “—Risks Related to Our Business and Operations,” as well as the following:

●	adverse changes in financial conditions of buyers, sellers and tenants of properties;

●	vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

●	increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

●	civil unrest, acts of war, terrorist attacks, pandemics or other health crisis, such as the recent outbreak of novel coronavirus (COVID-19) and natural disasters, including hurricanes, which may result in uninsured or underinsured losses;

●	decreases in the underlying value of our real estate; and

●	changing market demographics.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and ability to service our debt obligations.

The failure of properties acquired in the future to meet our financial expectations could have a material adverse effect on us, including our financial condition, results of operations, cash flow, the per share trading price of our Class A common stock and our growth prospects.

Our future acquisitions and our ability to successfully operate these properties may be exposed to the following significant risks, among others:

●	we may acquire properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

●	our cash flow may be insufficient to enable us to pay the required principal and interest payments on the debt secured by the property;

●	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

●	we may be unable to quickly and efficiently integrate new acquisitions into our existing operations;

●	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

●	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot operate acquired properties to meet our financial expectations, our growth prospects could be materially adversely affected.

Many of our operating costs and expenses are fixed and will not decline if our revenues decline.

Our results of operations depend, in large part, on our level of revenues, operating costs and expenses. The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenue from the property. As a result, if revenues decline, we may not be able to reduce our expenses to keep pace with the corresponding reductions in revenues. Many of the costs associated with real estate investments, such as insurance, loan payments and maintenance, generally will not be reduced if a property is not fully occupied or other circumstances cause our revenues to decrease, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our real estate taxes for properties where we are not reimbursed could increase due to property tax rate changes or reassessment, which could impact our cash flows our financial condition, results of operations, cash flows, per share market price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our shareholders could be adversely affected.

Even though we intend to qualify as a REIT for U.S. federal income tax purposes, we are required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our financial condition, results of operations, cash flows, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our shareholders could be adversely affected.

Increases in mortgage rates or unavailability of mortgage debt may make it difficult for us to finance or refinance our debt, which could have a material adverse effect on our financial condition, growth prospects and our ability to make distributions to stockholders.

If mortgage debt is unavailable to us at reasonable rates or at all, we may not be able to finance the purchase of additional properties or refinance existing debt when it becomes due. If interest rates are higher when we refinance our properties, our income and cash flow could be reduced, which would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. In addition, to the extent we are unable to refinance our debt when it becomes due, we will have fewer debt guarantee opportunities available to offer under our tax protection agreements, which could trigger an obligation to indemnify the protected parties under the tax protection agreements.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Mortgage and other secured debt obligations increase our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our tax protection agreements with respect to the sales of certain properties.

Our future debt arrangements may involve balloon payment obligations, which may materially adversely affect us, including our cash flows, financial condition and ability to make distributions.

Our future debt arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. In addition, balloon payments and payments of principal and interest on our indebtedness may leave us with insufficient cash to pay the distributions that we are required to pay to qualify and maintain our qualification as a REIT.

Changes in the method pursuant to which the reference rates are determined and the phasing out of LIBOR after 2021 may affect our financial results.

The chief executive of the United Kingdom Financial Conduct Authority, or the FCA, which regulates LIBOR, has announced that the FCA intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom or elsewhere. Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large US financial institutions, is considering replacing U.S. dollar LIBOR with the Secured Overnight Financing Rate, or “SOFR,”, a new index calculated by short-term repurchase agreements, backed by Treasury securities. The Federal Reserve Bank of New York began publishing SOFR rates in April 2018. The market transition away from LIBOR and towards SOFR is expected to be gradual and complicated. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate and SOFR a secured lending rate, and SOFR is an overnight rate and LIBOR reflects term rates at different maturities. These and other differences create the potential for basis risk between the two rates. The impact of any basis risk between LIBOR and SOFR may negatively affect our operating results. Any of these alternative methods may result in interest rates that are higher than if LIBOR were available in its current form, which could have a material adverse effect on results.

Any changes announced by the FCA, including the FCA Announcement, other regulators or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which reference rates are determined may result in a sudden or prolonged increase or decrease in the reported reference rates. If that were to occur, the level of interest payments we incur may change. In addition, although certain of our LIBOR based obligations provide for alternative methods of calculating the interest rate payable on certain of our obligations if LIBOR is not reported, which include requesting certain rates from major reference banks in London or New York, or alternatively using LIBOR for the immediately preceding interest period or using the initial interest rate, as applicable, uncertainty as to the extent and manner of future changes may result.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole, such as the dislocations in the credit markets and general global economic downturn during the recent recessionary period. These conditions, or similar conditions in the future, may materially adversely affect us as a result of the following potential consequences, among others:

●	decreased demand for post office space, which would cause market rental rates and property values to be negatively impacted;

●	reduced values of our properties may limit our ability to dispose of assets at attractive prices or obtain debt financing secured by our properties and may reduce the availability of unsecured loans;

●	our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future debt service expense; and

●	lenders’ refusals to fund their financing commitment on favorable terms, or at all.

Covenants in our debt agreements could adversely affect our financial condition.

Our Credit Agreement contains customary restrictions, requirements and other limitations on our ability to incur indebtedness. We must maintain certain ratios, including a maximum of total indebtedness to total asset value, a maximum of secured indebtedness to total asset value, a minimum of quarterly adjusted EBITDA to fixed charges, a minimum net operating income from unencumbered properties to unsecured interest expense and a maximum of unsecured indebtedness to unencumbered asset value. Our ability to borrow under our Credit Agreement is subject to compliance with our financial and other covenants.

Failure to comply with any of the covenants under our Credit Agreement or other debt instruments could result in a default under one or more of our debt instruments. In particular, we could suffer a default under a secured debt instrument that could exceed a cross-default threshold under our Credit Agreement, causing an event of default under the Credit Agreement. Under those circumstances, other sources of capital may not be available to us or be available only on unattractive terms. In addition, if we breach covenants in our debt agreements, the lenders can declare a default and, if the debt is secured, take possession of the property securing the defaulted loan.

Alternatively, even if a secured debt instrument is below the cross-default threshold for non-recourse secured debt under our Credit Agreement a default under such secured debt instrument may still cause a cross default under our Credit Agreement because such secured debt instrument may not qualify as “non-recourse” under the definition in our Credit Agreement. Another possible cross default could occur between our Credit Agreement and any senior unsecured notes that we issue. Any of the foregoing default or cross-default events could cause our lenders to accelerate the timing of payments and/or prohibit future borrowings, either of which would have a material adverse effect on our business, operations, financial condition and liquidity.

Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Subject to qualifying and maintaining our qualification as a REIT, we may enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate cap agreements or interest rate swap agreements. These agreements involve risks, such as the risk that such arrangements would not be effective in reducing our exposure to interest rate changes or that a court could rule that such an agreement is not legally enforceable. In addition, interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates. Hedging could increase our costs and reduce the overall returns on our investments. In addition, while hedging agreements would be intended to lessen the impact of rising interest rates on us, they could also expose us to the risk that the other parties to the agreements would not perform, we could incur significant costs associated with the settlement of the agreements or that the underlying transactions could fail to qualify as highly-effective cash flow hedges under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 815, Derivatives and Hedging.

Our success depends on key personnel whose continued service is not guaranteed, and the loss of one or more of our key personnel could adversely affect our ability to manage our business and to implement our growth strategies, or could create a negative perception of our company in the capital markets.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Messrs. Spodek and Garber who have extensive market knowledge and relationships and exercise substantial influence over our operational and financing activity. Among the reasons that these individuals are important to our success is that each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, the USPS and owners of postal properties. If we lose their services, such relationships could diminish or be adversely affected. Our employment agreements with Messrs. Spodek and Garber do not guarantee their continued employment with us.

Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities, having opportunities brought to us and negotiating. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry participants, which could materially adversely affect our financial condition, results of operations, cash flow and the per share trading price of our Class A common stock.

We may be subject to on-going or future litigation, including existing claims relating to the entities that owned the properties previously and otherwise in the ordinary course of business, which could have a material adverse effect on our financial condition, results of operations, cash flow and the per share trading price of our Class A common stock.

We may be subject to litigation, including existing claims relating to the entities that owned the properties previously and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves. However, we cannot be certain of the ultimate outcomes of any currently asserted claims or of those that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially adversely affect our results of operations and cash flows, expose us to increased risks that would be uninsured and/or adversely impact our ability to attract officers and directors.

We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties.

In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further, reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. Environmental and legal restrictions could also restrict the rebuilding of our properties.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

In the past, the Predecessor had, and in the future, we may, co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in and managing the affairs of a property, partnership, joint venture or other entity. With respect to any such arrangement or any similar arrangement that we may enter into in the future, we may not be in a position to exercise sole decision-making authority regarding the development, property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflicts of interest. Such investments may also have the potential risk of impasses on decisions, such as a sale or financing, because neither we nor the partner(s) or co-venturer(s) would have full control over the partnership or joint venture. In addition, a sale or transfer by us to a third party of our interests in the joint venture may be subject to consent rights or rights of first refusal, in favor of our joint venture partners, which would in each case restrict our ability to dispose of our interest in the joint venture. Where we are a limited partner or non-managing member in any partnership or limited liability company, if such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. We may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to maintain our qualification as a REIT or our exclusion or exemption from registration under the Investment Company Act, even if we do not control the joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, during periods of volatile credit markets, the refinancing of such debt may require equity capital calls.

We face cybersecurity risks and risks associated with security breaches which have the potential to disrupt our operations, cause material harm to our financial condition, result in misappropriation of assets, compromise confidential information and/or damage our business relationships and can provide no assurance that the steps we and our service providers take in response to these risks will be effective.

We face cybersecurity risks and risks associated with security breaches or disruptions, such as through cyber-attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to emails, social engineering and phishing schemes or persons inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These incidents may result in disruption of our operations, material harm to our financial condition, cash flows and the market price of our common shares, misappropriation of assets, compromise or corruption of confidential information collected in the course of conducting our business, liability for stolen information or assets, increased cybersecurity protection and insurance costs, regulatory enforcement, litigation and damage to our stakeholder relationships. These risks require continuous and likely increasing attention and other resources from us to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training for our employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective. Additionally, we rely on third-party service providers in our conduct of day-to-day property management, leasing and other activities at our properties and we can provide no assurance that the networks and systems that our third-party vendors have established or used will be effective.

In the normal course of business, we and our service providers (including service providers engaged in providing property management, leasing, accounting and/or payroll services) collect and retain certain personal information provided by our tenants, employees and vendors. We also rely extensively on computer systems to process transactions and manage our business. We can provide no assurance that the data security measures designed to protect confidential information on our systems established by us and our service providers will be able to prevent unauthorized access to this personal information. There can be no assurance that our efforts to maintain the security and integrity of the information we and our service providers collect and our and their computer systems will be effective or that attempted security breaches or disruptions would not be successful or damaging with the potential for disruption in our operations, material harm to our financial condition, cash flows and the market price of our common shares, increased cybersecurity protection and insurance costs, regulatory enforcement, litigation and damage to our stakeholder relationships.

Competition for skilled personnel could increase our labor costs.

We compete intensely with various other companies in attracting and retaining qualified and skilled personnel. We depend on our ability to attract and retain skilled management personnel in order to successfully manage the day-to-day operations of our company. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge the USPS. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be harmed.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, meet our capital and operating needs or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

In order to qualify and maintain our qualification as a REIT, we are required under the Code to, among other things, distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary capital expenditures, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

●	general market conditions;

●	the market’s perception of our growth potential;

●	our current debt levels;

●	our current and expected future earnings;

●	our cash flow and cash distributions; and

●	the market price per share of our Class A common stock.

Historically, the capital markets have been subject to significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

We could incur significant costs and liabilities related to environmental matters.

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner of real property, we may be liable for costs and damages resulting from the presence or release of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate, clean up such contamination and liability for any alleged harm to human health, property or natural resources. Such laws often impose strict liability without regard to fault, including whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required investigation, remediation, removal, fines or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. See “Business and Properties—Environmental Matters.”

Some of our properties may have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We may not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. As a result, we could potentially incur material liability for these issues.

As the owner of the buildings on our properties, we could face liability for the presence of hazardous materials, such as asbestos or lead, or other adverse conditions, such as poor indoor air quality, in our buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if we do not comply with such laws, we could face fines for such noncompliance and could be required to abate, remove or otherwise address the hazardous material to achieve compliance with applicable environmental laws and regulations. Also, we could be liable to third parties, such as occupants or employees of the buildings, for damages related to exposure to hazardous materials or adverse conditions in our buildings, and we could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in our buildings. If we incur material environmental liabilities in the future, we may find it difficult to sell or lease any affected properties.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from the USPS, employees of the USPS or others if property damage or personal injury is alleged to have occurred.

We are subject to risks from natural disasters such as earthquakes and severe weather.

Natural disasters and severe weather such as flooding, earthquakes, tornadoes or hurricanes may result in significant damage to our properties. Many of our properties are located in states like Oklahoma, Texas, Missouri, and Louisiana that historically have experienced heightened risk for natural disasters like tornados and hurricanes. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a tornado or hurricane) affecting a region may have a significant negative effect on our financial condition and results of operations. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather.

We also are exposed to risks associated with inclement winter weather, particularly in the Northeast, Mid-Atlantic and Mid-West, including increased costs for the removal of snow and ice. Inclement weather also could increase the need for maintenance and repair of our communities.

We face possible risks associated with the physical effects of climate change.

To the extent that climate change does occur, its physical effects could have a material adverse effect on our properties, operations and business. To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity. These conditions could result in physical damage to our properties or declining demand for space in our buildings or the inability of us to operate the buildings at all in the areas affected by these conditions. Climate change also may have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the cost of snow removal or related costs at our properties. Proposed legislation to address climate change could increase utility and other costs of operating our properties which, if not offset by rising rental income, would reduce our net income. Should the impact of climate change be material in nature or occur for lengthy periods of time, our properties, operations or business would be adversely affected.

Our properties may be subject to impairment charges.

On a quarterly basis, we will assess whether there are any indicators that the value of our properties may be impaired. A property’s value is considered to be impaired only if the estimated aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. In our estimate of cash flows, we will consider factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. If we are evaluating the potential sale of an asset or development alternatives, the undiscounted future cash flows analysis will consider the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. We will be required to make subjective assessments as to whether there are impairments in the value of our properties. These assessments may be influenced by factors beyond our control, such as early vacating by a tenant or damage to properties due to earthquakes, tornadoes, hurricanes and other natural disasters, fire, civil unrest, terrorist acts or acts of war. These assessments may have a direct impact on our earnings because recording an impairment charge results in an immediate negative adjustment to earnings. There can be no assurance that we will not take impairment charges in the future related to the impairment of our properties. Any such impairment could have a material adverse effect on our business, financial condition and results of operations in the period in which the charge is taken.

Our title insurance policies may not cover all title defects.

Our properties are insured by title policies. We have not, however, obtained new owner’s title insurance policies in connection with the acquisition of our initial properties in the formation transactions and certain acquisitions subsequent to the formation transactions. In some instances, these insurance policies are effective as of the time of the acquisition or later refinancing. As such, it is possible that there may be title defects that have arisen since such acquisition or refinancing for which we will have no title insurance coverage. If there were a material title defect related to any of our properties that is not adequately covered by a title insurance policy, we could lose some or all of our capital invested in and our anticipated profits from such property.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

Properties are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to developing or acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future development, acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief.

In addition, federal and state laws and regulations, including laws such as the ADA and the Fair Housing Amendment Act of 1988, or FHAA, impose further restrictions on our properties and operations. Under the ADA and the FHAA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA or the FHAA. If one or more of the properties in our portfolio is not in compliance with the ADA, the FHAA or any other regulatory requirements, we may incur additional costs to bring the property into compliance, incur governmental fines or the award of damages to private litigants or be unable to refinance such properties. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations and cash flow.

Risks Related to Our Organizational Structure

Mr. Spodek and his affiliates own, directly or indirectly, a substantial beneficial interest in our company on a fully diluted basis and will have the ability to exercise significant influence on our company and our operating partnership, including the approval of significant corporate transactions.

Mr. Spodek and his affiliates currently hold approximately 30.0% of the combined voting power of our outstanding shares of common stock. Pursuant to his ownership of Class A common stock and Voting Equivalency stock, Mr. Spodek and his affiliates have the ability to influence the outcome of matters presented to our stockholders, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers. Therefore, Mr. Spodek has substantial influence over us and could exercise influence in a manner that is not in the best interests of our other stockholders. This concentration of voting power might also have the effect of delaying or preventing a change of control that our stockholders may view as beneficial.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company. Mr. Spodek owns a significant interest in our operating partnership as a limited partner and may have conflicts of interest in making decisions that affect both our stockholders and the limited partners of our operating partnership.

The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our board of directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners.

Additionally, the partnership agreement provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer or prevent a change of control transaction that might involve a premium price for our Class A common stock or that our stockholders otherwise believe to be in their best interests.

Our charter contains certain ownership limits with respect to our stock. Our charter, among other restrictions, prohibits, subject to certain exceptions, the beneficial or constructive ownership by any person of more than 8.5% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of our common stock or more than 8.5% in value of the aggregate of the outstanding shares of any class or series of our preferred stock. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from this ownership limit if certain conditions are satisfied. This ownership limit as well as other restrictions on ownership and transfer of our stock in our charter may:

●	discourage a tender offer, proxy contest, or other transactions or a change in management or of control that might result in a premium price for our Class A common stock or that our stockholders otherwise believe to be in their best interests; and

●	result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of certain of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval.

Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue; provided that our board may not increase the number of shares of Voting Equivalency stock that we have authority to issue or reclassify any shares of our capital stock as Voting Equivalency stock without the approval of the holders of a majority of the outstanding shares of Class A common stock. In addition, under our charter, our board of directors, without stockholder approval, has the power to authorize us to issue authorized but unissued shares of our Class A common stock or preferred stock and to classify or reclassify any unissued shares of our Class A common stock or preferred stock into one or more classes or series of stock and set the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our Class A common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our Class A common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of Maryland General Corporation Law, or MGCL, could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our Class A common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our Class A common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

●	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes certain fair price and/or supermajority stockholder voting requirements on these combinations; and

●	“control share” provisions that provide that holders of “control shares” of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

By resolution of our board of directors, we have opted out of the business combination provisions of the MGCL and provide that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our board of directors may by resolution elect to opt into the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our Class A common stock with the opportunity to realize a premium over the then current market price.  We have elected by a provision in our charter to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws generally provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland (or in certain circumstances, the United States District Court for the District of Maryland, Northern Division) shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state and we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements.

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our operating partnership may delay, or make more difficult, unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders might consider such proposals, if made, desirable. These provisions include, among others:

●	redemption rights;

●	a requirement that we may not be removed as the general partner of our operating partnership without our consent;

●	transfer restrictions on OP units;

●	our ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners; and

●	the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

Tax protection agreements may limit our ability to sell or otherwise dispose of certain properties and may require our Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business.

In connection with contributions of properties to our Operating Partnership, our Operating Partnership has entered and may in the future enter into tax protection agreements under which it agrees to minimize the tax consequences to the contributing partners resulting from the sale or other disposition of the contributed properties. Tax protection agreements may make it economically prohibitive to sell any properties that are subject to such agreements even though it may otherwise be in our stockholders’ best interests to do so. In addition, we may be required to maintain a minimum level of indebtedness throughout the term of any tax protection agreement regardless of whether such debt levels are otherwise required to operate our business or provide certain or our contributors the opportunity to guarantee debt or enter into a deficit restoration obligations upon a future repayment, retirement, refinancing or other reduction (other than scheduled amortization) of currently outstanding debt prior to the tenth anniversary of the completion of the formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such contributor a cash payment intended to approximate the contributor’s tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment. Nevertheless, we have entered and may in the future enter into tax protection agreements to assist contributors of properties to our Operating Partnership in deferring the recognition of taxable gain as a result of and after any such contribution.

Our board of directors may change our strategies, policies and procedures without stockholder approval, and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment, financing, leverage and distribution policies, and our policies with respect to all other activities, including growth, capitalization and operations, will be determined exclusively by our board of directors, and may be amended or revised at any time by our board of directors without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this Prospectus. Further, our charter and bylaws do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could materially adversely affect our financial condition, results of operations and cash flow.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

●	actual receipt of an improper benefit or profit in money, property or services; or

●	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter requires us to indemnify, and advance expenses to, each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. We have entered into indemnification agreements with each of our executive officers and directors whereby we will indemnify our directors and executive officers to the fullest extent permitted by Maryland law against all expenses and liabilities incurred in their capacity as an officer and/or director, subject to limited exceptions. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter or that might exist with other companies.

We are a holding company with no direct operations and, as such, we rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders are structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

We are a holding company and conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we rely on cash distributions from our operating partnership to pay any dividends we declare on shares of our Class A common stock. We also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership that we do not distribute. In addition, because we are a holding company, your claims as a stockholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our operating partnership may issue additional OP units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and could have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

As of December 31, 2019, approximately 30.0% of the outstanding OP units (including the LTIP units) of our operating partnership were held by third parties. We may, in connection with our acquisition of properties or otherwise, continue to issue additional OP units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and could affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Holders of OP units, do not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We will elect to be taxed as a REIT under Sections 856-860 of the Code upon the filing of our tax return for the short taxable year ended December 31, 2019. Commencing with such taxable year, we were organized and operated in such a manner as to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we expect to continue to be so organized and operated. Qualification as a REIT involves the application of highly technical and complex tax rules, for which there are only limited judicial and administrative interpretations. The fact that we hold substantially all our assets through a partnership further complicates the application of the REIT requirements. Even a seemingly minor technical or inadvertent mistake could jeopardize our REIT status. Our REIT status depends upon various factual matters and circumstances that may not be entirely within our control. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, such as rents from real property, and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. No assurances can be given that our actual results of operations for any particular taxable year will satisfy such requirements. In addition, new legislation, regulations, administrative interpretations or court decisions, each of which could have retroactive effect, may make it more difficult or impossible for us to qualify as a REIT, or could reduce the desirability of an investment in a REIT relative to other investments. We have not requested and do not plan to request a ruling from the Internal Revenue Service (the “IRS”) that we qualify as a REIT, and the statements in this Prospectus are not binding on the IRS or any court. Accordingly, we cannot be certain that we will be successful in qualifying as a REIT.

If we fail to maintain our qualification as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

●	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

●	we could be subject to increased state and local taxes; and

●	unless we are entitled to relief under certain federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our Class A common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, under new partnership audit procedures applicable beginning in 2018, our operating partnership and any other partnership that we may own in the future may be liable at the entity level for any tax assessed under those procedures. Also, our TRS will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Failure to make required distributions would subject us to federal corporate income tax.

We operate in a manner that will allow us to qualify as a REIT for federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, each year to our stockholders. To the extent that we satisfy this distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% non-deductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain qualification as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our TRS, which would be subject to federal and state income taxation.

We could be affected by tax liabilities or earnings and profits of our Predecessor.

A portion of our Predecessor that was taxable as a C corporation merged into us as a part of formation transactions. As a result of the merger, any unpaid tax liabilities of such taxable C corporation were transferred to us. Under an indemnification agreement, Mr. Spodek and his affiliates are required to make a payment to us in the event that there is a final determination of any such tax liabilities. If Mr. Spodek and his affiliates do not make such payment, we would be responsible for paying such tax liabilities, which would decrease cash available for distributions to stockholders.

There are uncertainties relating to the estimate of the accumulated earnings and profits attributable to UPH.

Because a portion of our predecessor, United Postal Holdings, Inc., “UPH,” was a C corporation, to qualify as a REIT, we were required to distribute to our shareholders prior to the end of the taxable year ended December 31, 2019 all of UPH’s accumulated earnings and profits attributable taxable years prior to the formation transactions. Based on an earnings and profits study we obtained from an accounting firm, we do not believe that we had any accumulated earnings and profits attributable to UPH. While we believe that we satisfied the requirements relating to the distribution of UPH’s earnings and profits, the determination of the amount of accumulated earnings and profits attributable to UPH is a complex factual and legal determination. There are substantial uncertainties relating to the computation of our accumulated earnings and profits attributable to UPH, including our interpretation of the applicable law differently from the IRS. In addition, the IRS could, in auditing UPH’s tax years through the effective date of the merger with us, successfully assert that our taxable income should be increased, which could increase our earnings and profits attributable to UPH. Although there are procedures available to cure a failure to distribute all of our non-REIT earnings and profits, we cannot now determine whether we will be able to take advantage of them or the economic impact to us of doing so. If it is determined that we had undistributed non-REIT earnings and profits as of the end of any taxable year in which we elect to qualify as a REIT, and we are unable to cure the failure to distribute such earnings and profits, then we would fail to qualify as a REIT under the Code.

A sale of assets acquired as part of the merger between us and UPH within five years after the merger would result in corporate income tax, which would reduce the cash available for distribution to our stockholders.

If we sell any asset that we acquired as part of the merger between us and UPH within five years after the merger and recognize a taxable gain on the sale, we will be taxed at the highest corporate rate on an amount equal to the lesser of:

●	the amount of gain that we recognize at the time of the sale; or

●	the amount of gain that we would have recognized if we had sold the asset at the time of the merger for its then fair market value.

This rule potentially could inhibit us from selling assets acquired as part of the merger within five years after the merger.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation and, in certain circumstances, other limitations on deductibility may apply. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Our TRS will be subject to applicable federal, foreign, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us. We believe that the aggregate value of the stock and securities of our TRS will be less than 20% of the value of our total assets (including our TRS stock and securities). Furthermore, we will monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% limitation discussed above or to avoid application of the 100% excise tax.

You may be restricted from acquiring or transferring certain amounts of our Class A common stock.

The restrictions on ownership and transfer in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to maintain our qualification as a REIT for each taxable year, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each taxable year. To help ensure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person, other than Mr. Spodek, from beneficially or constructively owning more than 8.5% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of our common stock or more than 8.5% in value of the outstanding shares of any class or series of our preferred stock. Our charter permits Mr. Spodek to own up to 15.0% in value or number of shares, whichever is more restrictive, of our outstanding shares of common stock. Our board of directors may not grant an exemption from this restriction to any proposed transferee whose ownership would result in our failing to qualify as a REIT. This as well as other restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations.

Qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is subject to the reduced maximum tax rate applicable to capital gains. Dividends payable by REITs, however, generally are not eligible for the reduced qualified dividend rates. For taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including “qualified REIT dividends” (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, resulting in an effective maximum federal income tax rate of 29.6% on such income. To qualify for this deduction, the U.S. stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend and cannot be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to a position in substantially similar or related property.

Although the reduced federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our Class A common stock. Tax rates could be changed in future legislation.

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a partnership for federal income tax purposes. As a partnership, our operating partnership generally will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities or dispose of assets at inopportune times and/or on unfavorable terms, which could materially adversely affect our financial condition, results of operations and cash flow.

In order to qualify as a REIT, we generally must distribute to our shareholders, on an annual basis, at least 90% of our “REIT taxable income,” determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at the regular corporate rate (currently 21%) to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% non-deductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to continue to distribute our net income to our shareholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% non-deductible excise tax.

In addition, from time to time our taxable income may exceed our net income as determined by GAAP. This may occur, for instance, because realized capital losses are deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may incur non-deductible capital expenditures or be required to make debt or amortization payments. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and we may incur U.S. federal income tax and the 4% non-deductible excise tax on that income if we do not distribute such income to shareholders in that year. In that event, we may be required to (i) use cash reserves, (ii) incur debt at rates or times that we regard as unfavorable, (iii) sell assets in adverse market conditions, (iv) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, or (v) make a taxable distribution of our shares as part of a distribution in which shareholders may elect to receive our shares or (subject to a limit measured as a percentage of the total distribution) cash in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% non-deductible excise tax in that year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect our business, financial condition and results of operations.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could adversely affect us or our stockholders.

The federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the federal income tax treatment of an investment in us. The federal income tax rules dealing with REITs constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which could result in statutory changes as well as frequent revisions to regulations and interpretations. Additional changes to the tax laws are likely to continue to occur. We and our stockholders could be adversely affected by any recent change in, or any new federal income tax law, regulation or administrative interpretation.

FORWARD-LOOKING STATEMENTS

This prospectus and some of the documents that are incorporated by reference herein, including our 2019 10-K, contain various forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, property performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	change in the status of the USPS as an independent agency of the executive branch of the U.S. federal government;

●	change in the demand for postal services delivered by the USPS;

●	the solvency and financial health of the USPS;

●	defaults on, early terminations of or non-renewal of leases by the USPS;

●	the competitive market in which we operate;

●	changes in the availability of acquisition opportunities;

●	our inability to successfully complete real estate acquisitions or dispositions on the terms and timing we expect, or at all;

●	our failure to successfully operate developed and acquired properties;

●	adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

●	decreased rental rates or increased vacancy rates;

●	change in our business, financing or investment strategy or the markets in which we operate;

●	fluctuations in mortgage rates and increased operating costs;

●	changes in the method pursuant to which reference rates are determined and the phasing out of LIBOR after 2021;

●	general economic conditions;

●	financial market fluctuations;

●	our failure to generate sufficient cash flows to service our outstanding indebtedness;

●	our failure to obtain necessary outside financing on favorable terms or at all;

●	failure to hedge effectively against interest rate changes;

●	our reliance on key personnel whose continued service is not guaranteed;

●	the outcome of claims and litigation involving or affecting us;

●	changes in real estate, taxation, zoning laws and other legislation and government activity and changes to real property tax rates and the taxation of REITs in general;

●	operations through joint ventures and reliance on or disputes with co-venturers;

●	cybersecurity threats;

●	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

●	governmental approvals, actions and initiatives, including the need for compliance with environmental requirements;

●	lack or insufficient amounts of insurance;

●	limitations imposed on our business in order to qualify and maintain our status as a REIT and our failure to qualify for or maintain such status; and

●	public health threats such as COVID-19.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section titled “Risk Factors.”

USE OF PROCEEDS

After deducting the underwriting discount and commissions and estimated expenses of this offering payable by us, we expect to receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters’ option to purchase additional shares is exercised in full.

We intend to contribute the net proceeds of this offering to our operating partnership in exchange for OP units. Our operating partnership intends to use the net proceeds received from us to repay $         million of the outstanding indebtedness under our Credit Facility and to fund acquisitions or for other general corporate purposes.

Amounts repaid under our Credit Facility may be re-borrowed from time to time, subject to the terms of our Credit Facility, and we intend to do so in the future to fund our capital program. The maturity date of our Credit Facility is September 27, 2023. As of December 31, 2019, we had $54.0 million in borrowings outstanding under our Credit Facility and the weighted average interest rate was approximately LIBOR + 1.7%. As of April 30, 2020, we had $74.0 million in borrowings outstanding under our Credit Facility. Borrowings under our Credit Facility were primarily incurred to fund acquisitions.

Pending application of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

DISTRIBUTION POLICY

We will elect and qualify to be treated as a REIT upon the filing of our federal tax return for our short taxable year ended December 31, 2019. U.S. federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income, excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income, including net capital gains. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions that it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “Material Federal Income Tax Considerations.” To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we generally intend to make regular quarterly distributions to holders of our common stock, beginning at such time as our board of directors determines that we have sufficient cash flow to do so, over time in an amount equal to our taxable income. Although we anticipate making quarterly distributions to our stockholders over time, our board of directors has the sole discretion to determine the timing, form (including cash and shares of our common stock at the election of each of our stockholders) and amount of any distributions to our stockholders. Although not currently anticipated, in the event that our board of directors determines to make distributions in excess of the income or cash flow generated from our portfolio of assets, we may make such distributions from the proceeds of this or future offerings of equity or debt securities or other forms of debt financing or the sale of assets.

If we pay a taxable stock distribution, our stockholders would be sent a form that would allow each stockholder to elect to receive its proportionate share of such distribution in all cash or in all stock and the distribution will be made in accordance with such elections, provided that if the stockholders’ elections, in the aggregate, would result in the payment of cash in excess of the maximum amount of cash to be distributed, then cash payments to stockholders who elected to receive cash will be prorated and the excess of each such stockholder’s entitlement in the distribution, less such prorated cash payment, would be paid to such stockholder in shares of our common stock.

To the extent that in respect of any calendar year, cash available for distribution is less than our taxable income, we could be required to fund distributions from working capital, sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, we could be required to utilize the net proceeds of this offering to fund our quarterly distributions, which would reduce the amount of cash that we have available for investing and other purposes. For more information, see “Material Federal Income Tax Considerations—Distribution Requirements.”

Our charter allows us to issue preferred stock that could have a preference over our common stock with respect to distributions. We currently have no intention to issue any preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. Since completion of our initial public offering, our board of directors has declared quarterly dividend distributions to Class A common stockholders of $0.063, $0.14 and $0.17 per share of Class A common stock to holders of record on July 9, 2019, November 15, 2019 and February 14, 2020 that were paid on July 31, 2019, December 2, 2019 and February 28, 2020, respectively. Our board of directors has declared a quarterly dividend distribution to Class A common stockholders of $0.20 per share of Class A common stock to holders of record on May 11, 2020, payable on May 29, 2020. We cannot assure you that future distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any dividends or other distributions that we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements, capital expenditures and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including our revenue, operating expenses, interest expense and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see “Risk Factors.”

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of December 31, 2019 on an actual basis and (ii) on an as adjusted basis to give effect to the sale by us of          shares of Class A common stock in this offering and the use of net proceeds as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2019
	Historical	As Adjusted (Unaudited)
Cash and escrow and reserves	$13,183,603
Debt:
Secured borrowings, net	$3,211,004
Revolving credit facility	$54,000,000
Equity:
Common stock, par value $0.01 per share
Class A, 500,000,000 shares authorized, 5,285,904 shares issued and outstanding (historical) and shares issued and outstanding (as adjusted)(1)	52,859

Class B, 27,206 shares authorized, 27,206 shares issued and outstanding (historical and as adjusted)	272

Additional paid-in capital	51,396,226
Accumulated deficit	(2,575,754)
Operating Partnership unitholders’ non-controlling interests	20,949,672
Noncontrolling interest in properties	—
Total equity (deficit)	$69,823,275
Total capitalization	$127,034,279

(1)	Does not include (a) up to shares of our Class A common stock issuable upon the exercise of the underwriters’ option to purchase additional shares in full, (b) 40,237 shares of our Class A common stock available for future issuance under our equity incentive plan, (c) 2,827,737 shares of Class A common stock that may be issued, at our option, upon redemption of outstanding OP/LTIP units, and (d) 27,206 shares of Class A common stock that may be issuable upon conversion of shares of our Voting Equivalency stock.

DILUTION

Purchasers of shares of our Class A common stock offered by this prospectus will experience immediate and substantial dilution of the net tangible book value of our common stock from the public offering price. At December 31, 2019, we had a net tangible book value of approximately $70.4 million, or $9.61 per share of our Class A common stock, assuming the redemption of all of the OP units for shares of our Class A common stock on a one-for-one basis and the conversion of all of the shares for our Voting Equivalency stock into shares of our Class A common stock on a one-for-one basis. After giving effect to the sale of the shares of our Class A common stock offered by this prospectus, including the expected use of the net proceeds of this offering as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value at December 31, 2019 attributable to holders of our Class A common stock would have been $       million, or $       per share of our Class A common stock. This amount represents an immediate increase in net tangible book value of $       per share for shares to be issued in the offering and an immediate dilution in pro forma net tangible book value of $         per share from the public offering price of $         per share of our Class A common stock to new public investors in this offering. See “Risk Factors—Risks Related to this Offering— You will experience immediate and material dilution in connection with the purchase of our Class A common stock in this offering.” The following table illustrates this per share dilution:

Assumed public offering price per share of Class A common stock			$
Net tangible book value per share before this offering(1)		$9.61

Increase in pro forma net tangible book value per share after this offering(2)	$
Pro forma net tangible book value per share after this offering(3)			$
Dilution in pro forma net tangible book value per share of Class A common stock to new investors(4)			$

(1)	Net tangible book value per share before this offering is determined by dividing the sum of the net tangible book value based on December 31, 2019 net book value of tangible assets (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs, acquired above-market leases and acquired in-place lease value, net of liabilities to be assumed, excluding acquired below-market leases), by the number of shares of our Class A common stock, Voting Equivalency stock and OP units outstanding, assuming the exchange for shares of our Class A common stock on a one-for-one basis of the OP units and shares of Voting Equivalency stock.

(2)	The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting the net tangible book value per share before this offering (see note (1) above) from (b) the pro forma net tangible book value per share of our Class A common stock after this offering (see note (4) below).

(3)	Based on pro forma net tangible book value of approximately $ million, divided by the sum of shares of our Class A common stock, Voting Equivalency stock and OP units to be outstanding after this offering (excluding OP units held by us), not including (a) shares of Class A common stock issuable upon the exercise of the underwriters’ option to purchase additional shares, (b) shares of our Class A common stock available for issuance under our equity incentive plan, or (c) LTIP units issued to Mr. Spodek upon completion of our initial public offering.

(4)	Dilution is determined by subtracting pro forma net tangible book value per share of our Class A common stock after giving effect to this offering from the public offering price per share of our Class A common stock.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following historical and pro forma financial data should be read in conjunction with the audited consolidated and combined consolidated financial statements and the related notes, our unaudited pro forma financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus and/or in our 2019 10-K, which is incorporated herein by reference.

We had no business operations prior to completion of our initial public offering and the formation transactions on May 17, 2019. As a result, the results of operations for the year ended December 31, 2019 reflects our Predecessor’s results of operations for the period from January 1, 2019 through May 16, 2019 and our results of operations for the period from May 17, 2019 through December 31, 2019. The results of operations for the year ended December 31, 2018 reflects the results of operations of our Predecessor. Our Predecessor, which is not a legal entity, is comprised of the combined historical interests in NPM, a series of holding companies which we refer to collectively as “UPH” and 12 limited liability companies and one limited partnership which we refer to collectively as the Spodek LLCs. References in the notes to the consolidated and combined financial statements refer to Postal Realty Trust, Inc. for the period from May 17, 2019, the date of completion of our initial public offering and the related formation transactions, through December 31, 2019, and to our Predecessor for all prior periods.

The following table sets forth selected financial data on (i) a consolidated pro forma basis for our company after giving effect to (a) the estimated use of net proceeds from this offering, (b) other pro forma adjustments reflecting the completion of this offering and the impact of acquisitions during 2019 and 2020 and (ii) on a historical consolidated and combined consolidated basis for our company and our Predecessor.

The historical combined consolidated balance sheet of our Predecessor as of December 31, 2018 and the combined consolidated statement of operations and cash flow information of our Predecessor for the year ended December 31, 2018, have been derived from the historical combined consolidated financial statements incorporated herein by reference and includes all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods in accordance with GAAP.

Our unaudited pro forma consolidated financial statements for the year ended December 31, 2019 give effect to the following as of January 1, 2019 for the statement of operations data: (i) the completion of our initial public offering and the formation transactions; (ii) the impact of acquisitions subsequent to the initial public offering in 2019, acquisitions closed during 2020 and pending acquisitions during 2020; (iii) the estimated use of net proceeds from this offering; and (iv) other pro forma adjustments reflecting the completion of this offering and to the following as of December 31, 2019 for the balance sheet data: (i) acquisitions closed during 2020 and pending acquisitions during 2020; (ii) the estimated use of net proceeds from this offering; and (iii) other pro forma adjustments reflecting the completion of this offering. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

Our Company (Pro Forma and Historical) and Our Predecessor (Historical)

	Year Ended December 31, 2019			Year Ended December 31, 2018
	Company Pro Forma Consolidated (unaudited)		Company Historical Consolidated and Combined Consolidated	Predecessor Historical Combined Consolidated
Statement of Operations Data:
Revenues
Rental income		$18,492,289	$8,865,868	$5,662,145
Tenant reimbursements		2,635,785	1,311,121	892,541
Fee and other income		1,112,367	1,112,367	1,130,449
Total revenues		$22,240,441	$11,289,356	$7,685,135
Operating Expenses
Real estate taxes		$2,861,929	$1,366,892	$919,783
Property operating expenses		1,809,638	1,207,486	948,775
General and administrative		5,698,868	4,846,392	1,410,344
Depreciation and amortization		9,414,805	3,800,059	1,832,237
Total operating expenses		$19,785,240	$11,220,829	$5,111,139
Income from operations		2,455,201	68,527	$2,573,996
Total interest expense, net			(1,521,209)	(1,486,597)
(Loss) income before income tax (expense) benefit			(1,452,682)	1,087,399
Income tax (expense) benefit		—	(39,749)	60,763
Net (loss) income	$		$(1,492,431)	$1,148,162
Net income attributable to non-controlling interest in properties		—	(4,336)	(12,153)
Net income attributable to Predecessor		$(463,414)	$(463,414)	$1,136,009
Net loss attributable to Operating Partnerships unitholders’ non-controlling interests			$462,968	—
Net income (loss) attributable to common stockholders			$(1,497,213)	—
Basic net loss per share			(0.30)	—
Diluted net loss per share			(0.30)	—
Balance Sheet Data (at period end)
Total real estate properties, net		$152,983,859	$111,770,083	$31,313,972
Total assets	$		$136,788,197	$35,684,432
Secured borrowings, net		$7,696,710	$3,211,004	$34,792,419
Revolving credit facility			$54,000,000	—
Total liabilities	$		$66,964,922	$41,297,845
Total equity (deficit)	$		$69,823,275	$(5,613,413)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, the Consolidated and Combined Consolidated Financial Statements and the related notes thereto of our Company and our Company’s accounting Predecessor as of and for the years ended December 31, 2019 and December 31, 2018.

As used in this section, unless the context otherwise requires, references to “we,” “our,” “us,” and “our company” refer to Postal Realty Trust, Inc., a Maryland corporation, together with our consolidated subsidiaries, including Postal Realty LP, a Delaware limited partnership, of which we are the sole general partner and which we refer to as our operating Partnership.

Prior to the closing of our initial public offering on May 17, 2019, Andrew Spodek, our chief executive officer and a member of our Board, directly or indirectly controlled 190 properties owned by our Predecessor that were contributed as part of the formation transactions. Of these 190 properties, 140 were held indirectly by our Predecessor through a series of holding companies, which we refer to collectively as “UPH.” The remaining 50 properties were owned by Mr. Spodek through 12 limited liability companies and one limited partnership, which we refer to collectively as the “Spodek LLCs.” References to our Predecessor consist of UPH, the Spodek LLCs and Nationwide Postal Management, Inc., a property management company whose management business we acquired in the formation transactions, collectively.

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. See “Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with those statements. Our actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those in “Risk Factors” and included in other portions of this prospectus.

Overview

Company

We were formed as a Maryland corporation in November 2018 and commenced operations upon completion of our initial public offering and related formation transactions on May 17, 2019. We conduct our business through a traditional UPREIT structure in which our properties are owned by our operating partnership directly or through limited partnerships, limited liability companies or other subsidiaries. We currently own a portfolio of 565 postal properties located in 47 states comprising 1.8 million net leasable interior square feet and 11.5 million exterior square feet, all of which are leased to the USPS other than a de-minimis non-postal tenant that shares space in a building leased to the USPS. We manage, through our TRS, an additional 403 properties owned by affiliates of Mr. Spodek. We have a right of first offer to purchase 253 of our 403 managed properties.

The following charts show certain statistics of our portfolio as of April 30, 2020:

Portfolio by % of Aggreate Interior Square Feet	Portfolio by % of Aggregate Rental Income

We are the sole general partner of our operating partnership through which our postal properties are directly or indirectly owned. As of April 30, 2020, we owned approximately 66.0% of the OP units including LTIP units. Our Board oversees our business and affairs.

Initial Public Offering

On May 17, 2019, we completed our initial public offering, pursuant to which we sold 4,500,000 shares of our Class A common stock at a public offering price of $17.00 per share. We raised $76.5 million in gross proceeds, resulting in net proceeds to us of approximately $71.1 million after deducting approximately $5.4 million in underwriting discounts and before giving effect to $6.4 million in other expenses relating to our initial public offering. Our Class A common stock began trading on the NYSE under the symbol “PSTL” on May 15, 2019. In connection with our initial public offering and the formation transactions, we also issued 1,333,112 OP units, 637,058 shares of Class A common stock and 27,206 shares of Voting Equivalency stock to Mr. Spodek and his affiliates in exchange for our Predecessor properties and interests.

Executive Overview

We are an internally managed REIT with a focus on acquiring and managing properties leased to the USPS. We believe the overall opportunity for consolidation that exists in the sector is very attractive. We continue to execute our strategy to acquire and consolidate postal properties that will generate strong earnings for our shareholders.

Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have availed ourselves of these exemptions; although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an “emerging growth company.”

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) December 31, 2024, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act and have elected to take advantage of certain scaled disclosures available to smaller reporting companies. We may continue to be a smaller reporting company even after we are no longer an “emerging growth company.”

We will elect to be treated as a REIT under the Code upon the filing of our federal tax return for our short taxable year ended December 31, 2019. As long as we qualify as a REIT, we generally will not be subject to federal income tax to the extent that we distribute our taxable income for each tax year to our stockholders.

Factors That May Influence Future Results of Operations

The USPS

We are substantially dependent on the USPS’s financial and operational stability. The USPS is currently facing a variety of circumstances that are threatening its ability to fund its operations and other obligations as currently conducted without intervention by the federal government.

The USPS is constrained by laws and regulations that restrict revenue sources, mandate certain expenses and cap its borrowing capacity. As a result, the USPS is unable to fund its mandated expenses and continues to be subject to mandated payments to its retirement system and health benefits for current workers and retirees. The USPS has taken the position that productivity improvements and cost reduction measures alone without legislative and regulatory intervention will not be sufficient to maintain the ability to meet all of its existing obligations when due.

Revenues

We derive revenues primarily from rent and tenant reimbursements under leases with the USPS for our properties, and fee and other income under the management agreements with respect to the postal properties owned by Mr. Spodek, his family members and their partners managed by PRM, our TRS. Rental income represents the lease revenue recognized under leases with the USPS. Tenant reimbursements represent payments made by the USPS under the leases to reimburse us for substantially all real estate taxes paid at each property. Fee and other income principally represent revenue PRM receives from postal properties owned by Mr. Spodek, his family members and their partners pursuant to the management agreements and typically is a percentage of the lease revenue for the managed property. As of December 31, 2019, all properties leased to the USPS had an average remaining lease term of 2.92 years. Factors that could affect our rental income, tenant reimbursement and fee and other income in the future include, but are not limited to: (i) our ability to renew or replace expiring leases and management agreements; (ii) local, regional or national economic conditions; (iii) an oversupply of, or a reduction in demand for, post office space; (iv) changes in market rental rates; (v) changes to the USPS’s current property leasing program or form of lease; and (vi) our ability to provide adequate services and maintenance at our properties and managed properties.

Operating Expenses

We lease our properties to the USPS. The majority of our leases are modified double-net leases, whereby the USPS is responsible for utilities, routine maintenance and the reimbursement of property taxes and the landlord is responsible for insurance and roof and structure. Thus, an increase in costs related to the landlord’s responsibilities under these leases could negatively influence our operating results.

Operating expenses generally consist of real estate taxes, property operating expenses, which consist of insurance, repairs and maintenance (other than those for which the tenant is responsible), property maintenance-related payroll and depreciation and amortization. Factors that may affect our ability to control these operating costs include but are not limited to: the cost of periodic repair, renovation costs, the cost of re-leasing space and the potential for liability under applicable laws. Recoveries from the tenant are recognized as revenue on an accrual basis over the periods in which the related expenditures are incurred. Tenant reimbursements and operating expenses are recognized on a gross basis, because (i) generally, we are the primary obligor with respect to the real estate taxes and (ii) we bear the credit risk in the event the tenant does not reimburse the real estate taxes.

The expenses of owning and operating a property are not necessarily reduced when circumstances, such as market factors and competition, cause a reduction in income from the property. If revenues drop, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments generally will not be materially reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. As a result, if revenues decrease in the future, static operating costs may adversely affect our future cash flow and results of operations.

General and Administrative

General and administrative expenses include employee compensation costs (including equity-based compensation), professional fees, legal fees, insurance, consulting fees, portfolio servicing costs and other expenses related to corporate governance, filing reports with the SEC and the NYSE, and other compliance matters. Our Predecessor was privately owned and historically did not incur costs that we incur as a public company. In addition, while we expect that our general and administrative expenses will continue to rise as our portfolio grows, we expect that such expenses as a percentage of our revenues will decrease over time due to efficiencies and economies of scale.

Depreciation and Amortization

Depreciation and amortization expense relate primarily to depreciation on properties and improvements and to amortization of certain lease intangibles.

Indebtedness and Interest Expense

Interest expense for our Predecessor related primarily to three mortgage loans payable and related party interest-only promissory notes. As a result of the formation transactions, we assumed certain indebtedness of our Predecessor, a portion of which was repaid without penalty using a portion of the net proceeds from our initial public offering. On September 27, 2019, we entered into the Credit Agreement with People’s United Bank, National Association, individually and as administrative agent, BMO Capital Markets Corp., as syndication agent, and certain other lenders. The Credit Agreement provides for a Credit Facility with revolving commitments in an aggregate principal amount of $100.0 million and, subject to customary conditions, the option to increase the aggregate lending commitments under the agreement by up to $100.0 million. On January 30, 2020, we exercised a portion of the Accordion Feature to increase the maximum amount available under our Credit Facility to $150.0 million. We intend to use our Credit Facility for working capital purposes, which may include repayment of indebtedness, property acquisitions and other general corporate purposes. Consistent with the method adopted by our Predecessor, we amortize on a non-cash basis the deferred financing costs associated with its debt to interest expense using the straight-line method, which approximates the effective interest rate method over the terms of the related loans. Any changes to the debt structure, including debt financing associated with property acquisitions, could materially influence the operating results depending on the terms of any such indebtedness.

Income Tax Benefit (Expense)

 As a REIT, we generally will not be subject to federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by PRM and any other TRS we form in the future, will be subject to federal, state and local corporate income tax.

Lease Renewal

As of December 31, 2019, 20 of our leases were either in holdover status or expired on December 31, 2019. As of April 30, 2020, 35 leases were in holdover status representing $1.4 million of annual rental revenue based on the month ended April 30, 2020. We might not be successful in renewing the leases that are in holdover status or that are expiring in 2020, or obtaining positive rent renewal spreads, or even renewing the leases on terms comparable to those of the expiring leases. If we are not successful, we will likely experience reduced occupancy, traffic, rental revenue and net operating income, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions to shareholders.

Results of Operations

Comparison of the year ended December 31, 2019 and December 31, 2018

Our results of operations for the year ended December 31, 2019 include our consolidated results for the period from May 17, 2019 through December 31, 2019 and combined consolidated results of our Predecessor for the period from January 1, 2019 through May 16, 2019. The year ended December 31, 2018 reflects the results of our Predecessor and accordingly may not be directly comparable thereto. We incurred a net loss of $2.0 million since our initial public offering on May 17, 2019, which includes a loss on early extinguishment of our Predecessor’s debt of $0.2 million and equity-based compensation of approximately $1.0 million. In the discussion below, we have highlighted the impact of our initial public offering and the formation transactions, where applicable.

	For the Year Ended December 31,			%
	2019	2018	$ Change	Change
Revenues
Rental income	$8,865,868	$5,662,145	$3,203,723	57%
Tenant reimbursements	1,311,121	892,541	418,580	47%
Fee and other income	1,112,367	1,130,449	(18,082)	(2)%
Total revenues	11,289,356	7,685,135	3,604,221	47%

Operating expenses
Real estate taxes	1,366,892	919,783	447,109	49%
Property operating expenses	1,207,486	948,775	258,711	27%
General and administrative	4,846,392	1,410,344	3,436,048	244%
Depreciation and amortization	3,800,059	1,832,237	1,967,822	107%
Total operating expenses	11,220,829	5,111,139	6,109,690	120%

Income from operations	68,527	2,573,996	(2,505,469)	(97)%
Interest expense, net
Contractual interest expense	(1,098,788)	(1,478,545)	379,757	(26)%
Write-off and amortization of deferred financing fees	(242,763)	(12,556)	(230,207)	1833%
Loss on extinguishment of debt	(185,586)	-	(185,586)	100%
Interest income	5,928	4,504	1,424	32%
Total interest expense, net	(1,521,209)	(1,486,597)	(34,612)	(2)%
(Loss) income before income tax (expense) benefit	(1,452,682)	1,087,399	(2,540,081)	(233)%
Income tax (expense) benefit	(39,749)	60,763	(100,512)	(165)%
Net (loss) income	$(1,492,431)	$1,148,162	$(2,640,593)	(230)%

Revenues

Total revenues increased by $3.6 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase in revenue is attributable to the 81 properties that were acquired in connection with the formation transactions, as well as the 195 properties that were acquired since our initial public offering.

Rental income – Rental income increased by $3.2 million year over year and is made up of $2.1 million related to the properties purchased by our Predecessor and the properties acquired as part of the formation transactions as well as $1.1 million for the 195 properties that were acquired since our initial public offering.

Tenant reimbursements – Tenant reimbursements increased $0.4 million for the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily due to the acquisition of the 81 properties in connection with the formation transactions and the 195 properties that were acquired since our initial public offering.

Operating Expense

Real estate taxes – Real estate taxes increased by $0.4 million for the year ended December 31, 2019 compared to the year ended December 31, 2018 as a result of acquiring 81 properties in connection with the formation transactions and the 195 properties that we acquired since the completion of our initial public offering.

Property operating expenses – Property operating expenses increased by $0.3 million to $1.2 million for December 31, 2019 from $0.9 million for the year ended December 31, 2018. Property management expenses are included within property operating expenses and increased by $0.04 million to $0.7 million for the year ended December 31, 2019 from $0.7 million for the year ended December 31, 2018. The remainder of the increase of $0.2 million is related to expenses related to repairs and maintenance and insurance for the 81 properties that were acquired as part of the formation transactions, and the 195 properties that we have acquired since our initial public offering.

General and administrative – General and administrative expenses increased by $3.4 million to $4.8 million for the year ended December 31, 2019 from $1.4 million for the year ended December 31, 2018, primarily due to higher professional fees, increased personnel and investor relations expenses as a result of being a public company. In addition, $0.5 million of the general and administrative expense is attributable to acquisition transaction related costs for our properties that were acquired since our initial public offering and equity-based compensation of $1.0 million related to stock awards that were issued in connection with our initial public offering. Our Predecessor did not have any equity-based compensation.

Depreciation and amortization – Depreciation and amortization expense increased by $2.0 million to $3.8 million for the year ended December 31, 2019 from $1.8 million for the year ended December 31, 2018, and is primarily related to the 81 properties that we acquired as part of the formation transactions and the 195 properties that were acquired since our initial public offering.

Interest Expense

During the year ended December 31, 2019, we incurred interest expense of $1.5 million compared to $1.5 million for the year ended December 31, 2018. The increase in interest expense is primarily due to the write-off of deferred financing of $0.1 million in connection with our Credit Facility and a loss on early extinguishment of debt of $0.2 million related to a repayment of debt of our Predecessor. This increase is offset by a reduction in contractual interest expense on our mortgage debt due a repayment of indebtedness in connection with our initial public offering.

Liquidity and Capital Resources

Analysis of Liquidity and Capital Resources

We had approximately $12.5 million of cash and $0.7 million of escrows and reserves as of December 31, 2019.

On September 27, 2019, we entered into the Credit Agreement with People’s United Bank, National Association, individually and as administrative agent, BMO Capital Markets Corp., as syndication agent, and certain other lenders. The Credit Agreement provides for the senior revolving Credit Facility with revolving commitments in an aggregate principal amount of a $100.0 million and a maturity date of September 27, 2023. The Credit Agreement provides that, subject to customary conditions, including obtaining lender commitments and compliance with its financial maintenance covenants under the Credit Agreement, we may seek to increase the aggregate lending commitments under the Credit Agreement by up to $100.0 million, with such increase in total lending commitments to be allocated to increasing the revolving commitments. The interest rates applicable to loans under our Credit Facility are, at our option, equal to either a base rate plus a margin ranging from 0.7% to 1.4% per annum or LIBOR plus a margin ranging from 1.7% to 2.4% per annum, each based on a consolidated leverage ratio. In addition, we will pay, for the period through and including the calendar quarter ending March 31, 2020, an unused facility fee on the revolving commitments under our Credit Facility of 0.75% per annum for the first $100.0 million and 0.25% per annum for the portion of revolving commitments exceeding $100.0 million, and for the period thereafter, an unused facility fee of 0.25% per annum for the aggregate unused revolving commitments, with both periods utilizing calculations of daily unused commitments under our Credit Facility. We are permitted to prepay all or any portion of the loans under our Credit Facility prior to maturity without premium or penalty, subject to reimbursement of any LIBOR breakage costs of the lenders. As of December 31, 2019, we had $54.0 million outstanding under our Credit Facility. On January 30, 2020, we exercised the accordion feature on our Credit Facility to increase permitted borrowings $50.0 million to $150.0 million. As of April 30, 2020, after our exercise of the Accordion Feature, there was $74 million outstanding under our Credit Facility and $76 million of additional borrowing capacity available, subject to the calculation of our borrowing base in accordance with the terms of the Credit Agreement. We intend to use our Credit Facility for working capital purposes, which may include repayment of indebtedness, property acquisitions and other general corporate purposes.

Our Credit Facility is guaranteed, jointly and severally, by our Company and certain indirect subsidiaries of our Company (the “Subsidiary Guarantors”) and includes a pledge of equity interests in the Subsidiary Guarantors. The Credit Agreement contains customary covenants that, among other things, restrict, subject to certain exceptions, the ability to incur indebtedness, grant liens on assets, make certain types of investments, engage in acquisitions, mergers or consolidations, sell assets, enter into hedging transactions, enter into certain transactions with affiliates and make distributions. The Credit Agreement requires compliance with consolidated financial maintenance covenants to be tested quarterly, including a maximum consolidated secured indebtedness ratio, maximum consolidated leverage ratio, minimum consolidated fixed charge coverage ratio, minimum consolidated tangible net worth, maximum dividend payout ratio, maximum consolidated unsecured leverage ratio, and minimum debt service coverage ratio. The Credit Agreement also contains certain customary events of default, including the failure to make timely payments under our Credit Facility, any event or condition that makes other material indebtedness due prior to its scheduled maturity, the failure to satisfy certain covenants and specified events of bankruptcy and insolvency.

Our short-term liquidity requirements primarily consist of operating expenses and other expenditures associated with our properties, distributions to our limited partners and distributions to our stockholders required to qualify for REIT status, capital expenditures and, potentially, acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations, cash, borrowings under our Credit Facility and the potential issuance of securities.

Our long-term liquidity requirements primarily consist of funds necessary for the repayment of debt at maturity, property acquisitions and non-recurring capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term indebtedness including our Credit Facility and mortgage financing, the issuance of equity and debt securities and proceeds from select sales of our properties. We also may fund property acquisitions and non-recurring capital improvements using our Credit Facility pending permanent property-level financing.

We believe we have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity securities. However, in the future, there may be a number of factors that could have a material and adverse effect on our ability to access these capital sources, including unfavorable conditions in the overall equity and credit markets, our degree of leverage, our unencumbered asset base, borrowing restrictions imposed by our lenders, general market conditions for REITs, our operating performance, liquidity and market perceptions about us. The success of our business strategy will depend, to a significant degree, on our ability to access these various capital sources. In addition, we continuously evaluate possible acquisitions of postal properties, which largely depend on, among other things, the market for owning and leasing postal properties and the terms on which the USPS will enter into new or renewed leases.

To maintain our qualification as a REIT, we must make distributions to our stockholders aggregating annually at least 90% of our REIT taxable income determined without regard to the deduction for dividends paid and excluding capital gains. As a result of this requirement, we cannot rely on retained earnings to fund our business needs to the same extent as other entities that are not REITs. If we do not have sufficient funds available to us from our operations to fund our business needs, we will need to find alternative ways to fund those needs. Such alternatives may include, among other things, divesting ourselves of properties (whether or not the sales price is optimal or otherwise meets our strategic long-term objectives), incurring indebtedness or issuing equity securities in public or private transactions, the availability and attractiveness of the terms of which cannot be assured.

Consolidated Indebtedness as of December 31, 2019

As of December 31, 2019, we had approximately $57.2 million of outstanding consolidated principal indebtedness. The following table sets forth information as of December 31, 2019 and 2018 with respect to the outstanding indebtedness of our Company and our Predecessor:

	Amount Outstanding as of December 31, 2019	Amount Outstanding as of December 31, 2018	Interest Rate at December 31, 2019	Maturity Date
Credit Facility(1)	$54,000,000	$—	LIBOR+170bps (2)	September 2023
Vision Bank(3)	1,522,672	15,636,243	4.00%	September 2036
First Oklahoma Bank(4)	378,005	389,599	4.50%	December 2037
Vision Bank – 2018(5)	900,385	936,750	5.00%	January 2038
Seller Financing(6)	445,000	—	6.00%	January 2025
Atlanta Postal Credit Union(7)	—	17,313,481	—
First Oklahoma Bank – 2018(8)	—	743,076	—
Total Principal	$57,246,062	$35,019,149

Explanatory Notes:

(1)	On September 27, 2019, we entered into our Credit Agreement, which provides for revolving commitments in an aggregate principal amount of a $100.0 million and an accordion feature that permits us to borrow up to $200.0 million, subject to customary conditions. As of December 31, 2019, $100.0 million in aggregate principal amount under our Credit Facility was authorized and $54.0 million was drawn. Our ability to borrow under our Credit Facility is subject to ongoing compliance with a number of customary affirmative and negative covenants. As of December 31, 2019, we were in compliance with all of our Credit Facility’s debt covenants.

(2)	As of December 31, 2019, the one-month LIBOR rate was 1.76%.

(3)	As of December 31, 2018, the loan was collateralized by first mortgage liens on 26 properties and a personal guarantee of payment by Mr. Spodek. In connection with our initial public offering, we repaid approximately $13.8 million of outstanding indebtedness and five properties remain collateralized under this loan with Mr. Spodek as the guarantor. On September 8, 2021 and every five years thereafter, the interest rate will reset at a variable annual rate of Wall Street Journal Prime Rate (“Prime”) + 0.5%.

(4)	The loan is collateralized by first mortgage liens on four properties and a personal guarantee of payment by Mr. Spodek. Interest rate resets on December 31, 2022 to Prime + 0.25%.

(5)	The loan is collateralized by first mortgage liens on one property and a personal guarantee of payment by Mr. Spodek. Interest rate resets on January 31, 2023 to Prime + 0.5%.

(6)	In connection with the acquisition of a property, we obtained seller financing secured by the property in the amount $0.4 million requiring five annual payments of principal and interest of $105,661 with the first installment due on January 2, 2021 based on a 6.0% interest rate per annum through January 2, 2025.

(7)	In connection with our initial public offering, we repaid approximately $17.1 million of outstanding indebtedness with a portion of our net proceeds.

(8)	In connection with our initial public offering, we repaid approximately $0.7 million of outstanding indebtedness with a portion of our net proceeds.

Secured Borrowings as of December 31, 2019

As of December 31, 2019, we had approximately $3.2 million of secured borrowings outstanding, all of which is fixed rate debt with a weighted average interest rate of 4.61% per annum. During the year ended December 31, 2019, we obtained seller financing in the amount of $0.4 million in connection with the purchase of a property.

Historically, our Predecessor’s equity capital was principally provided by Mr. Spodek as the majority equity owner of our Predecessor entities and its debt capital was principally provided through first mortgage loans on the properties owned by our Predecessor and promissory notes payable to related parties. Following the completion of our initial public offering and the formation transactions, we repaid approximately $31.7 million of indebtedness of our Predecessor using a portion of the net proceeds from our initial public offering. We believe that the completion of our initial public offering improved our financial position by reducing our initial outstanding indebtedness and providing us various sources of financing that would not have been available to us as a privately owned company.

Cash Flows

Comparison of the year ended December 31, 2019 and the year ended December 31, 2018

Our Company had cash of $12.5 million as of December 31, 2019 compared to $0.3 million as of December 31, 2018.

Cash flow from operating activities – Net cash provided by operating activities increased by $0.2 million to $2.9 million for the year ended December 31, 2019 compared to $2.7 million for the same period in 2018. The increase is primarily due to the addition of postal properties that were acquired as part of the formation transactions and our initial public offering, all of which have generated additional rental income and related changes in working capital.

Cash flow to investing activities – Net cash used in investing activities increased by $69.8 million to $72.7 million for the year ended December 31, 2019 compared to $2.9 million for the same period in 2018. The increase was primarily due to the acquisition of 81 post office properties in connection with the formation transactions and 195 properties we acquired since the completion of our initial public offering.

Cash flow from financing activities – Net cash provided by financing activities increased by $81.8 million to $82.1 million for the year ended December 31, 2019 compared to $0.3 million provided by the same period in 2018. This increase is primarily due to $64.7 million in net proceeds from the initial public offering and $54.0 million outstanding under our Credit Facility which is offset by the repayment of debt in connection with our initial public offering.

Contractual Obligations and Other Long-Term Liabilities

The following table provides information with respect to our commitments as of December 31, 2019, including any guaranteed or minimum commitments under contractual obligations.

	Payments Due by Period
Contractual Obligations	Total	Within 1 year	1-3 Years	3-5 Years	More than 5 years
Credit facility	$54,000,000	$—	$—	$54,000,000	$—
Principal payments on mortgage loans	3,246,062	109,157	389,653	425,140	2,322,112
Interest payments(1)	9,091,507	2,192,198	4,322,425	1,759,213	817,671
Operating lease obligations(2)	843,387	183,368	383,404	276,615	—
Total	$67,180,956	$2,484,723	$5,095,482	$56,460,968	$3,139,783

Explanatory Notes:

(1)	The amounts shown relate to (i) interest on the $54.0 million outstanding under our Credit Facility as of December 31, 2019 at LIBOR plus 1.70%, (ii) assuming the amount outstanding under our Credit Facility remains at the December 31, 2019 level of $54.0 million, an unused facility fee under our Credit Facility of 0.75% through March 31, 2020 and 0.25% through the remainder of the term and (iii) interest on the outstanding mortgage loans.

(2)	Operating lease obligations relate to the lease for our corporate headquarters.

Dividends

To qualify and maintain our qualification as a REIT, we are required to pay dividends to stockholders at least equal to 90% of our REIT taxable income determined without regard to the deduction for dividends paid and excluding net capital gains. During the year ended December 31, 2019, we paid cash dividends of $0.203 per share. On January 30, 2020, our Board of Directors declared a fourth quarter Class A common stock dividend of $0.17 per share which was paid on February 28, 2020 to Class A common stockholders of record on February 14, 2020. On April 27, 2020, our Board of Directors declared a first quarter Class A common stock dividend of $0.20 per share to be paid on May 29, 2020 to Class A common stockholders of record on May 11, 2020.

2020 Real Estate Acquisitions

Subsequent to December 31, 2019, we closed on two separate portfolios. On January 10, 2020, we closed on the acquisition of 21 properties leased to the USPS located in various states for approximately $13.6 million, which includes 483,333 of OP units valued at $17.00 per unit (the stock price on the date of closing was $16.39). On January 29, 2020, we closed on the acquisition of 42 properties leased to the USPS for $8.8 million. In addition, we have acquired 36 postal properties in individual transactions for approximately $18.0 million.

Acquisition Pipeline

As of April 30, 2020, we had entered into definitive agreements to acquire four properties leased to the USPS for approximately $2.3 million. Formal due diligence has been completed and the transactions are expected to close in the second or third quarter of 2020, subject to the satisfaction of customary closing conditions.

We continue to identify, and are in various stages of reviewing, additional postal properties for acquisition and believe there are strong opportunities to continue growing our pipeline.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Our primary market risk results from our indebtedness, which bears interest at both fixed and variable rates. Subject to maintaining our status as a REIT for federal income tax purposes, we may manage our market risk on variable rate debt through the use of derivative instruments such as interest cap agreements to, in effect, cap the interest rate on all or a portion of the debt for varying periods up to maturity. In the future, we may use interest rate swaps or other derivatives that fix the rate on all or a portion of our variable rate debt for varying periods up to maturity. This in turn, reduces the risks of variability of cash flows created by variable rate debt and mitigates the risk of increases in interest rates. Our objective when undertaking such arrangements will be to reduce our floating rate exposure. However, we provide no assurance that our efforts to manage interest rate volatility will successfully mitigate the risks of such volatility in our portfolio and we do not intend to enter into hedging arrangements for speculative purposes. We may utilize swap arrangements in the future.

As of December 31, 2019, our total indebtedness was approximately $57.2 million, consisting of approximately $54.0 million of variable-rate debt and approximately $3.2 million of fixed rate debt. Assuming no increase in the amount of our outstanding variable-rate indebtedness, if the one-month LIBOR were to increase or decrease by 0.50%, our cash flows would decrease or increase by approximately $270,000 on an annualized basis.

Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the historical consolidated and combined consolidated financial statements of our Company and our Predecessor that have been prepared in accordance with GAAP. The preparation of these financial statements requires us to exercise our best judgment in making estimates that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on an ongoing basis, based upon current available information. Actual results could differ from these estimates.

Our Consolidated and Combined Consolidated Financial Statements incorporated by reference are prepared in conformity with GAAP and the rules and regulations of the SEC. In preparing the Consolidated Financial Statements incorporated by reference, management is required to exercise judgment and make assumptions and estimates that may impact the carrying value of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Set forth below is a summary of our accounting policies that we believe are critical to the preparation of our Consolidated Financial Statements incorporated by reference. Our accounting policies are more fully discussed in Note 3. Summary of Significant Accounting Policies in the Notes to the Consolidated and Combined Consolidated Financial Statements incorporated by reference.

As an “emerging growth company,” we intend to avail ourselves of the extended transition periods for adopting new or revised accounting standards that would otherwise apply to us as a public reporting company, although, subject to certain restrictions we may elect to stop availing ourselves of these exceptions in the future even while we remain an “emerging growth company.” As a result, our financial statements may not be comparable to those of other public reporting companies that either are not emerging growth companies or that are emerging growth companies but have opted not to avail themselves of these provisions of the JOBS Act and investors may deem our securities a less attractive investment relative to those other companies, which could adversely affect our stock price.

Basis of Presentation

The Consolidated and Combined Consolidated Financial Statements incorporated by reference include the financial position and results of operations of our Company, our Predecessor, our operating partnership and its wholly owned subsidiaries. Our Predecessor represents a combination of certain entities holding interests in real estate that were commonly controlled prior to the formation transactions. Due to their common control, the financial statements of the separate Predecessor entities which owned the properties and the management company are presented on a combined consolidated basis. The effects of all significant intercompany balances and transactions have been eliminated.

We have consolidated our operating partnership, a VIE in which we are considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

A non-controlling interest is defined as the portion of the equity in an entity not attributable, directly or indirectly, to us. Non-controlling interests are required to be presented as a separate component of equity in the Consolidated Balance Sheets. Accordingly, the presentation of net income (loss) reflects the income attributed to controlling and non-controlling interests.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Although management believes its estimates are reasonable, actual results could differ from those estimates.

Investments in Real Estate

Upon the acquisition of real estate, the purchase price is allocated based upon the relative fair value of the assets acquired and liabilities assumed. The allocation of the purchase price to the relative fair value of the tangible assets of an acquired property is derived by valuing the property as if it were vacant. All real estate acquisitions in the periods presented qualified as asset acquisitions and, as such, acquisition-related fees and acquisition-related expenses related to these asset acquisitions are capitalized as part of the acquisition.

Investments in real estate generally include land, buildings, tenant improvements and identified intangible assets, such as in-place lease intangibles and above or below-market lease intangibles. Direct and certain indirect costs clearly associated with the development, construction, leasing or expansion of real estate assets are capitalized as a cost of the property. Repairs and maintenance costs are expensed as incurred.

Revenue Recognition

We have operating lease agreements with tenants, some of which contain provisions for future rental increases. Rental income is recognized on a straight-line basis over the term of the lease. In addition, certain lease agreements provide for reimbursements from tenants for real estate taxes and other recoverable costs, which are recorded on an accrual basis as “Tenant reimbursement revenue” on our Consolidated and Combined Consolidated Statement of Operations incorporated by reference.

Fee and other income primarily consist of property management fees. These fees arise from contractual agreements with entities that are affiliated with our chief executive officer. Management fee income is recognized as earned under the respective agreements.

Non-controlling Interests

Non-controlling interests represent OP units held by our Predecessor’s prior investors and certain sellers of acquisition portfolios and LTIP units primarily held by our chief executive officer. Upon completion of the initial public offering and the formation transactions, our operating partnership issued 1,333,112 OP units to our Predecessor’s prior investors as partial consideration for the contribution of their interest in our Predecessor to our operating partnership and 114,706 LTIP units to our chief executive officer. In addition, during the year ended December 31, 2019, we issued 824,350 OP units to certain sellers in connection with a portfolio acquisition and 5,298 LTIP units to an employee.

New Accounting Pronouncements

For a discussion of our adoption of new accounting pronouncements, please see Note 3 of our Consolidated and Combined Consolidated Financial Statements incorporated by reference.

Inflation

Because most of our leases provide for fixed annual rental payments without annual rent escalations, our rental revenues are fixed while our property operating expenses are subject to inflationary increases. A majority of our leases provide for tenant reimbursement of real estate taxes and thus the tenant must reimburse us for real estate taxes. We believe that if inflation increases expenses over time, increases in lease renewal rates will materially offset such increase.

MARKET OPPORTUNITY

We believe our ownership and continuing acquisition of properties leased to the USPS, as well as management of postal properties owned by third parties and leased to the USPS, is an attractive investment opportunity for, among others, the following reasons:

●	Attractive cash flows from USPS-leased properties through stable occupancy and consistent rent growth across various economic cycles;

●	Fragmented ownership and an aging demographic of current owners of USPS-leased properties present an attractive opportunity to consolidate ownership of an institutional asset class that currently is principally non-institutionally owned;

●	Opportunity to increase returns through professional property management, asset management and consulting and advisory services; and

●	The strategic importance of the USPS’s extensive national network to the nation’s infrastructure and growth of e-commerce.

Attractive Returns from Ownership of Postal Properties

In its Annual Report on Form 10-K for its fiscal year ended September 30, 2019, the USPS reported that it leased more than 23,000 postal properties in the U.S. as of September 30, 2019, including MPOs, branches and stations of varying sizes, depending on the average size of the community they service. MPOs typically are free-standing buildings, centrally located in their communities and are built or configured to USPS specifications with loading bays, customer parking and security features. USPS properties are required to meet certain standards, including federal and Americans with Disabilities Act of 1990, or ADA, requirements, as well as other USPS requirements.

In addition to MPOs, which are typically 5,000 square feet or less, the USPS also owns, leases and operates other types of facilities, including carrier annexes and processing and distribution centers. Carrier annexes provide post offices in larger markets with additional capacity. Processing and distribution centers process and dispatch mail and packages in specific geographic areas and are often substantially larger than retail post offices, ranging from approximately 100,000 square feet to in excess of 1,000,000 square feet. Carrier annexes average approximately 15,000 square feet. While over 90% of our portfolio consists of retail MPOs, we may seek to acquire other types of postal properties as we grow our company.

Postal properties typically are leased directly to the USPS through a commercial lease and not through the General Services Administration, or GSA, which generally handles leasing for federal government leased properties. The USPS typically enters into modified double-net commercial leases pursuant to which the USPS, as tenant, is responsible for utilities and routine maintenance and reimburses the landlord for property taxes, while the landlord is responsible for insurance, roof and structure. In contrast, GSA leases typically are full-service leases and are subject to the budget funding of the leasing government agency. If a government tenant of a property subject to a GSA lease is unable to receive funding, the lease is cancellable by the government. Generally, USPS rent obligations are funded from USPS cash flow and are not subject to federal budget appropriations. Thus USPS leases do not contain budget appropriation cancellation rights and the USPS’s ability to make scheduled rent payments is unaffected by any shutdown of the federal government due to any failure of the U.S. Congress to pass a budget appropriation measure.

USPS-specific requirements for properties are relatively high cost in relation to property value and vary by location and region, and as a result the USPS typically remains in its existing locations for many years rather than regularly re-locating to new sites. We believe that the USPS renewed approximately 98% of expiring leases from 2014 to 2019. We believe that a contributing factor to the high renewal rate is an estimated cost of $240,000 to $375,000 to adapt a typical, approximately 3,000 square foot non-postal facility to meet USPS requirements. USPS requirements exceed those of local building codes and typical commercial tenant requirements and include electrical, lighting and plumbing upgrades, and security, materials and design requirements. We believe that the required renovations can take 12 to 18 months to complete. We believe these costs and renovation timetables, relative to prevailing market rental rates for postal properties, together with the disruptive nature of relocation on operations and customer service, contribute to the USPS’s decisions to renew leases for existing space so long as rents remain within market parameters and the properties are maintained in good physical condition. Historically, we have not developed new postal properties or acquired existing non-postal properties for conversion to postal properties because all of the postal properties we have acquired were existing properties already under existing lease to the USPS, in many cases for a substantial number of years. We expect our investment activity to consist primarily of acquiring existing properties leased to the USPS and we do not expect to develop new postal properties or acquire existing non-postal properties for conversion to postal properties and thus we do not expect to incur significant costs to adapt existing non-postal facilities to USPS requirements.

We historically have offered to provide certain improvements to our postal properties where we and the USPS believed it could provide upgrades to the property more efficiently than the USPS. The USPS has identified capital spending averaging $2.3 billion for fiscal year 2020 primarily related to vehicles and sorting equipment, 70% more than the $1.4 billion average spent during fiscal years 2015-2019. We believe the USPS’s capital constraints and priorities to spend on vehicles and sorting equipment will limit the USPS’s ability to budget property enhancements, presenting opportunities for well capitalized postal property owners to work with the USPS to upgrade and maintain facilities more efficiently than the USPS acting alone.

Fragmented Ownership and Aging Demographic of Current Owners

We believe that ownership of USPS leased properties is fragmented and that postal property owners are an aging demographic. Many existing postal properties were developed to USPS specifications in the 1960s and 1970s by local owners/developers, many of whom still retain the properties within their families and face a significant tax liability upon a sale of the property for cash. We believe that a significant number of these owners also may face significant generational challenges that can be successfully addressed through a sale of their property to us. As the only public REIT focused on postal properties, we can offer these owners OP units as acquisition currency which provides them an attractive tax deferred disposition opportunity with estate planning benefits as well as investment diversification through ownership in our larger portfolio of postal properties. We believe there are substantial opportunities to consolidate ownership of an institutional asset class that currently is principally non-institutionally owned.

We believe the fragmented USPS-leased property market segment is underserved both from a capital and management perspective which provides us a unique opportunity to invest in these properties on attractive terms. Our institutional quality platform is scalable and can support substantial additional growth in our portfolio without adding significant cost. We seek to leverage our capabilities to continue to improve our efficiency and processes as we grow our portfolio. Further, we believe our institutionalized and established investment underwriting methodology, which leads to efficient acquisition execution and expedited closing process, provides us an advantage over other investors in postal properties. We also believe our experience and reputation as the largest manager of postal properties allows us to expand our postal property management business and provide us with unique access to postal property acquisition opportunities.

Opportunity for Professional Management to Increase Returns

We believe the fragmented ownership and specialized nature of properties leased to the USPS have limited the number and growth of professional property managers for these properties. We intend to grow our third-party property management business, which includes property management, asset management and consulting and advisory services. These services provide us high margin revenue while expanding our relationships with owners who may not currently wish to sell their properties but may desire to do so in the future, thus providing a potential source of acquisition opportunities. Our experience with the USPS allows our team of property managers to offer professional property management to non-institutional owners of a small number of postal properties and to lower expenses borne by the landlord. We currently work with several national vendors for property services with pricing and manufacturer-backed warranties that are not typically obtained by small owners. We believe property owners can also benefit from our professional approach to lease negotiations with the USPS.

Our economies of scale through large portfolio property management can reduce per unit costs of property maintenance activities. These costs can also be managed through improved preventive maintenance and service contracts that can reduce service charges for labor and also allow repair issues to be addressed early and regularly so as to reduce more costly further deterioration.

Strategic Importance of USPS and Growth of E-Commerce

The USPS is federally required to provide universal service to all residents of the United States and its territories, including rural and isolated areas, and has a monopoly on mail delivery and delivery to residential and business mailboxes, with delivery to most homes and businesses six days per week. The USPS’s ability to deliver 471 million pieces of mail daily to an estimated 160 million delivery points, approximately 46.1 million of which were rural according to the USPS’s FY2019 Annual Report to Congress, as of September 30, 2019, across approximately 232,000 delivery routes is driven by a sophisticated logistics infrastructure of post offices, processing and distribution centers and annexes. According to the USPS’s FY2019 Annual Report to Congress, in 2019 the USPS added 1.3 million delivery points to its network, issued 81 million money orders and processed and delivered 142.6 billion pieces of mail. The USPS has the United States’ largest retail delivery network with over 633,000 employees. For its fiscal year ended September 30, 2019, the USPS reported that it handled 48% of the world’s mail volume and had 31,322 USPS-managed retail offices. We believe this monopoly and infrastructure has allowed the USPS to have a significant advantage in the final step of the delivery process in which mail or packages are delivered to the recipient, which is referred to as “last mile” delivery. We believe that the USPS’s infrastructure would be both cost and time prohibitive for competitors to replicate and, as a result, many package delivery competitors, including FedEx and UPS, utilize USPS as a part of their last-mile delivery network. We believe the USPS and its network of post office locations will continue to be an integral part of the growing e-commerce industry. As shown in the chart below, eMarketer expects the United States e-commerce market to continue growing by double-digit rates through 2023.

Expected Growth in U.S. E-Commerce Market

We believe the USPS’s national infrastructure, together with its parcel select service, uniquely positions the USPS to capitalize on the changing trends in the business to consumer e-commerce market and substantially grow its package delivery business. The USPS’s parcel select service was developed in 2000 to create an affordable competitive service that could use the USPS’s in-place delivery network and infrastructure to increase revenue from the substantial growth in parcel shipments. Parcel select service is designed for, and used by, high volume parcel shippers, such as UPS, FedEx and Amazon, that drop off pre-sorted parcels at main post offices, or MPOs, in consumers’ geographic areas for last mile delivery to the consumers’ residences by the USPS local delivery network. For example, FedEx Ground is a two-to-seven day package delivery option that typically provides lower prices than other FedEx delivery options. Within FedEx Ground is FedEx SmartPost, which utilizes USPS’s parcel select to complete deliveries of packages up to 70 pounds nationwide, six days per week. Similarly, UPS offers UPS Ground for one-to-five day delivery of packages with typically a lower price than other UPS delivery options. UPS SurePost, a segment of UPS Ground, uses parcel select to complete deliveries of business-to-consumer packages weighing up to 70 pounds. FedEx reported that revenue from FedEx Ground grew approximately 8.8% annually from May 31, 2017 to May 31, 2019. UPS reported that revenue from UPS Ground grew approximately 6.1% annually from 2017 to 2019. USPS’s parcel select service plays a vital role in the last mile delivery of FedEx Ground and UPS Ground shipments by enabling delivery to virtually any U.S. address six days a week and is expected to be a key source of revenue growth for the USPS.

As shown in the charts below, the USPS’s total package revenue has increased significantly in recent years as a percentage of total revenue. Total package revenue grew at a compounded annual rate of 5.9%, and parcel select revenue grew at a compounded annual rate of 20.7% from fiscal 2011 through fiscal 2019.

Total Revenue vs. Percentage of Package Delivery Revenue

Annual Parcel Select vs. Total Package Revenue

BUSINESS AND PROPERTIES

Overview

We are an internally managed real estate corporation that owns properties leased to the USPS. We currently own a portfolio of 565 postal properties located in 47 states comprising 1.8 million net leasable interior square feet and 11.5 million exterior square feet, all of which are leased to the USPS other than a de-minimis non-postal tenant that shares space in a building leased to the USPS. We manage, through our TRS, an additional 403 properties owned by affiliates of Mr. Spodek. We have a right of first offer to purchase 253 of our 403 managed properties. We believe that we are one of the largest owners and the largest manager of properties that are leased to the USPS, measured by net leasable square footage. Prior to the completion of this offering, Mr. Spodek and his affiliates own approximately 26.7% of the fully diluted equity interests in our company. Upon completion of this offering, Mr. Spodek and his affiliates will own approximately % of the fully diluted equity interests in our company (or       % if the underwriters’ option to purchase additional shares is exercised in full).

The USPS is an independent agency of the executive branch of the U.S. federal government that generated $71.1 billion of revenue for its fiscal year ended September 30, 2019. Article I, Section 8, Clause 7 of the United States Constitution empowers Congress “[t]o establish Post Offices and post Roads,” making the USPS one of the few federal agencies explicitly authorized by the United States Constitution. The USPS is federally required to provide universal service to all residents of the United States and its territories, including rural and isolated areas, and has a monopoly on mail delivery and delivery to residential and business mailboxes, with delivery to most homes and businesses six days per week. The USPS’s ability to deliver 471 million pieces of mail  daily to an estimated 160 million delivery points as of September 30, 2019 is driven by a sophisticated logistics infrastructure of post offices, processing and distribution centers and annexes. As of September 30, 2019, the USPS managed a network of more than 31,000 properties of which over 23,000 were owned by private owners and leased to the USPS. We believe that this network of properties is a critical element of the nation’s logistics infrastructure that facilitates cost effective and efficient “last mile” delivery solutions for the nation’s largest e-commerce providers including Amazon, FedEx and UPS.

In its Annual Report on Form 10-K for its fiscal year ended September 30, 2019, the USPS reported that it owns nearly 8,400 and leases over 23,000 postal facilities.

Our objective is to create stockholder value by generating attractive risk-adjusted returns through expanding our portfolio of owned and managed postal properties leased to the USPS. When assessing acquisitions, we look at properties that we believe are integral to USPS operations with a range of remaining lease terms. We also seek to acquire properties where we believe our property management expertise can enhance returns through reducing costs.

Our leadership team, led by our chief executive officer, Mr. Spodek, has extensive experience in the acquisition and management of properties leased to the USPS. Mr. Spodek has been active in the acquisition and management of USPS-leased properties for over 20 years. Jeremy Garber, our president, treasurer and secretary, has significant experience in the real estate and finance industries, including the property management of properties leased to the USPS. In addition to our executive management team, our Board of Directors has extensive experience in real estate and finance and with the USPS. Our Board of Directors is led by our Chairman, Patrick Donahoe, who completed his 39 year career with the USPS by serving as the 73rd Postmaster General of the United States from 2010 until his retirement in 2015.

Our Initial Public Offering and Formation Transactions

We completed our initial public offering on May 17, 2019, issuing an aggregate of 4,500,000 shares of our Class A common stock at the public offering price of $17.00 per share and received approximately $71.1 million of net proceeds before giving effect to $6.4 million of offering expenses. Simultaneously with the closing of our initial public offering, we completed a series of related formation transactions pursuant to which we acquired 271 postal properties located in 41 states comprising 871,843 net leasable interior square feet and the business and assets of NPM, in exchange for an aggregate of 1,333,112 OP units, including 250,000 OP units issued to Mr. Spodek and his affiliates in connection with our acquisition of NPM, 637,058 shares of our Class A common stock, 27,206 shares of our Voting Equivalency stock, and $26.9 million of cash.

Recent Developments

Credit Facility

On September 27, 2019, we entered into the Credit Agreement with People’s United Bank, National Association, individually and as administrative agent, BMO Capital Markets Corp., as syndication agent, and certain other lenders thereunder. The Credit Agreement provides for our Credit Facility, with revolving commitments in an aggregate principal amount of $100 million. The Credit Agreement provides that, subject to customary conditions, including obtaining lender commitments and compliance with its financial maintenance covenants under the Credit Agreement, we may seek to increase the aggregate lending commitments under the Credit Agreement by up to $100 million, or the Accordion Feature, with such increase in total lending commitments to be allocated to increasing the revolving commitments.

On January 30, 2020, we exercised the Accordion Feature to increase permitted borrowings by $50 million to $150 million. As of December 31, 2019, there was $54 million outstanding under our Credit Facility and $46 million of additional borrowing capacity available. As of April 30, 2020, there was $74 million outstanding under our Credit Facility and $76 million of additional borrowing capacity available, subject to the calculation of our borrowing base in accordance with the terms of the Credit Agreement.

Our Credit Facility has a maturity date of September 27, 2023. The interest rates applicable to borrowings under our Credit Facility are, at our option, equal to either a base rate plus a margin ranging from 0.7% to 1.4% per annum or the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 1.7% to 2.4% per annum, each based on a consolidated leverage ratio.

Acquisitions Since our Initial Public Offering

Since the completion of our initial public offering and related formation transactions, we have acquired 294 postal properties. All of our acquisitions have been funded through one or several of the following: proceeds from our initial public offering, borrowings under our Credit Facility and the issuance of OP units, as described further below.

On November 22, 2019, we completed the acquisition of a 113 property portfolio, or the November Property Portfolio, from unaffiliated third parties. Each of the properties in the November Property Portfolio is currently leased to the USPS. The November Property Portfolio comprised approximately 256,000 net leasable interior square feet and generated a weighted average rent of $9.82 per square foot as of April 30, 2020. The aggregate purchase price of the November Property Portfolio was $31.2 million, including closing costs, which we funded with $17.4 million of borrowings under our Credit Facility and the issuance of 824,350 OP units.

On January 10, 2020, we completed the acquisition of a 22 property portfolio, excluding one property that is scheduled to close in the third quarter of 2020, or the First January Property Portfolio, from unaffiliated third parties. Each of the properties in the First January Property Portfolio is currently leased to the USPS. The closed portion of the First January Property Portfolio comprised approximately 82,600 net leasable interior square feet and generated a weighted average rent of $15.72 per square foot as of our acquisition of the portfolio. The aggregate purchase price of the 21 properties acquired in the First January Property Portfolio, which excludes one property that is scheduled to close in the third quarter of 2020, was approximately $13.6 million, which we funded with $5.7 million of cash on hand from borrowings under our Credit Facility in December 2019 and the issuance of 483,333 OP units.

On January 29, 2020, we completed the acquisition of a 42 property portfolio, or the Second January Property Portfolio, from unaffiliated third parties. Each of the properties in the Second January Property Portfolio is currently leased to the USPS. The Second January Property Portfolio comprised approximately 108,000 net leasable interior square feet and generated a weighted average rent of $7.79 per square foot as of April 30, 2020. The aggregate purchase price of the Second January Property Portfolio was approximately $8.8 million, which we funded with borrowings under our Credit Facility.

In addition to the November Property Portfolio, the First January Property Portfolio and the Second January Property Portfolio, since the completion of our initial public offering, we acquired 82 additional post office properties in 2019, for aggregate purchase prices of $26.2 million, and 36 additional post office properties in 2020, for aggregate purchase prices of $18.0 million, all of which are leased to the USPS, comprising an approximate aggregate of 442,000 net leasable interior square feet. The purchases of these postal properties were funded with $39.7 million of borrowings under our Credit Facility and a $4.5 million mortgage loan. None of these additional acquisitions were individually significant, and all such properties were acquired from unaffiliated third parties.

New USPS Lease Form

The USPS has typically entered into modified double-net leases with postal property lessors. Pursuant to these modified double-net leases, the USPS, as tenant, typically was responsible for expenses related to janitorial, landscaping and utility services, routine maintenance and reimbursement of property taxes, and the property owner, as landlord, typically was responsible for costs related to the building’s roof, structure and property insurance. The USPS recently proposed a new lease form, which may transfer the responsibility for additional maintenance expenses and responsibilities, such as costs related to the plumbing and electrical system, to the landlord. If the USPS widely adopts the new USPS lease form going forward, we anticipate that our property operating expenses may increase.

We are currently negotiating with the USPS regarding the new lease form and its associated additional costs and responsibilities and, as a result, we and the USPS have not yet renewed leases at 35 of our properties which have expired in 2019 and 2020. In our experience, when a lease expires the USPS becomes a holdover tenant on a month-to-month basis until a final determination is made with respect to a new lease, with the USPS paying the greater of market rent or the rent amount under the expired lease. As of April 30, 2020, the USPS is leasing 35 of our properties in holdover status, aggregating approximately 126,000 interior square feet and $1.4 million in annualized rental revenue. To date, the USPS has not vacated or notified us of its intention to vacate any of these 35 properties. As of April 30, 2020, monthly rent rates on these 35 holdover properties are approximately 6.3% higher than the rent rate in effect at the time of expiration of the prior lease.

Dividends

On June 26, 2019, we declared an initial partial period dividend on our Class A common stock in the amount of $0.063 per share. This dividend represented a pro-rated cash dividend for the period from the completion of our initial public offering on May 17, 2019 to June 30, 2019. The dividend was paid on July 31, 2019 to Class A common stockholders of record as of July 9, 2019.

On November 5, 2019, we declared a dividend on our Class A common stock in the amount of $0.14 per share. The dividend was paid on December 2, 2019 to Class A common stockholders of record as of November 15, 2019.

On January 30, 2020, we declared a dividend on our Class A common stock in the amount of $0.17 per share. The dividend was paid on February 28, 2020 to Class A common stockholders of record as of February 14, 2020.

On April 30, 2020, we declared a dividend on our Class A common stock in the amount of $0.20 per share. The dividend is payable on May 29, 2020 to Class A common stockholders of record as of May 11, 2020.

Our Competitive Strengths

We believe our management team’s extensive relationships with owners of postal properties and knowledge of the USPS distinguishes us from other owners and managers of properties leased to the USPS. Specifically, our competitive strengths include, among others:

●	Extensive and Geographically Diverse Portfolio. We currently own a portfolio of 565 postal properties located in 47 states comprising approximately 1.8 million net leasable interior square feet, all of which are leased to the USPS other than a de-minimis non-postal tenant that shares space in a building leased to the USPS. Our properties are currently 100% occupied. Historically through our managed and owned properties, we have experienced high renewal rates, renewing leases at 97.9% of our properties from 2009 to 2019. All of these properties are leased to the USPS. In addition, our TRS manages 403 additional postal properties leased to the USPS and owned by affiliates of Mr. Spodek. We have a right of first offer to purchase 253 of these managed properties.

●	Experienced, Proven and Aligned Management Team with Extensive Seller Relationships. Mr. Spodek, our chief executive officer, has over 20 years of experience principally focused on investing in and managing post office properties, and has established relationships within the USPS, with other post office owners and with brokers that specialize in postal properties. In addition, Mr. Spodek serves as a director of the Association of United States Postal Lessors, or AUSPL, the leading national association of postal property owners. Our management team has extensive experience in the real estate and finance industries and we believe our team’s experience with the USPS and related relationships with owners and brokers of postal properties allows us to successfully execute our business strategy. Mr. Spodek and his affiliates currently own approximately 26.7% of the outstanding equity interests in our company on a fully-diluted basis. Upon completion of this offering, Mr. Spodek and his affiliates will own approximately % of the outstanding equity interests in our company on a fully-diluted basis (or % if the underwriters’ option to purchase additional shares is exercised in full), which we believe strongly aligns his interests with those of our stockholders.

●	Only Publicly Traded REIT Dedicated to USPS Properties. The current ownership of properties leased to the USPS is highly fragmented with the substantial majority of owners holding a single property. We believe that current post office property owners are an aging demographic and have limited ability to obtain liquidity from their post office investments in a tax efficient manner. Building on our management team’s extensive relationships within the postal property ownership community, we believe that as the only public REIT focused on postal properties, we are able to offer postal property owners a tax efficient disposition and estate planning option. We also believe a contribution to us in exchange for OP units permits the current owners to relinquish property management responsibility and diversify his or her investment through an investment in a larger portfolio of post office properties. As of the date of this prospectus, we have issued 1.3 million OP units as partial consideration for acquisitions.

●	Ability to Enhance Returns through Economies of Scale and Reduced Capital Costs. We believe we are the largest owner and manager of USPS properties in the United States and, as a result, we are able to enhance our returns through economies of scale and reduced capital costs. We coordinate our leasing renewals through a leasing transaction manager, which we believe is unique among postal lessors. Historically, we consistently renegotiated leases with the USPS to include favorable lease terms, with an average annual increase in rents over the term of the renegotiated leases of 6.3% for properties we own for leases renewed between 2014 and 2018. Due to our ongoing lease negotiations with the USPS, we have not been renewing expired USPS leases. Certain of our properties have lease renewal options that the USPS has exercised, and the weighted average annual increase in rents over the term of the new lease for these properties is 1.9% between 2019 and 2020. Additionally, the scale of our managed properties allows us to employ national vendors at lower costs than would be available to individual owners. For example, as a result of our national insurance and roofing contracts, we estimate that we are able to reduce annual property expenses by approximately $0.10 to $0.65 per square foot as compared to postal properties owned by individual owners.

●	Thoughtful Acquisitions and Exacting Underwriting Driving Property Returns. We acquire postal properties only after thorough evaluation of the risk and opportunity to target attractive risk-adjusted returns. We perform extensive due diligence on every post office property prior to acquisition, with particular emphasis on key factors, including whether the property is integral to the USPS mission, the demographics of the market area, the property’s utilization and hours of operation, delivery routes served from the location and proximity to other USPS facilities. In addition, we seek to acquire properties with underlying real estate fundamentals that support the price, irrespective of the tenant. We underwrite our potential acquisitions based not only on the USPS lease, but also on key real estate metrics, such as market comparable valuations, replacement cost and local real estate market fundamentals.

●	Scalable Platform and Efficient Execution. Our platform is scalable, and we seek to leverage these capabilities to improve our efficiency and processes as we grow both our owned property portfolio and our third party property management, consulting and advisory business. We believe that our institutional quality platform can support substantial additional growth in our owned and managed portfolios without adding significant cost. Further, we believe our institutionalized and established investment underwriting methodology, which leads to efficient acquisition execution and expedited closing process, provides us an advantage over other investors in postal properties.

The following map shows the location of the properties we own and manage, which includes over 3.4 million square feet of postal property space in 48 states.

[1]	We also manage a property in Galena, Alaska, which is not shown on this map.

Our Properties

The table below summarizes certain information as of April 30, 2020 for the 565 properties we own.

State	Number of Properties	Aggregate Interior Square Feet(1)	Annualized Gross Rent(1)	Annualized Gross Rent Per Square Foot
Alabama	7	21,955	$193,162	$8.80
Alaska	1	2,820	$11,100	$3.94
Arkansas	15	51,667	$493,982	$9.56
California	6	45,903	$505,889	$11.02
Colorado	15	67,354	$1,014,677	$15.06
Connecticut	3	19,511	$255,703	$13.11
Delaware	1	3,060	$48,000	$15.69
Florida	8	32,117	$417,178	$12.99
Georgia	18	36,640	$322,321	$8.80
Idaho	9	13,983	$104,872	$7.50
Illinois	31	80,058	$571,442	$7.14
Indiana	10	44,060	$398,863	$9.05
Iowa	13	33,655	$265,140	$7.88
Kansas	8	16,882	$200,336	$11.87
Kentucky	5	13,139	$146,690	$11.16
Louisiana	20	58,156	$560,199	$9.63
Maine	3	8,341	$123,816	$14.84
Maryland	4	9,316	$125,470	$13.47
Massachusetts	10	49,526	$898,873	$18.15
Michigan	20	65,456	$432,655	$6.61
Minnesota	16	36,615	$289,942	$7.92
Mississippi	9	27,806	$255,814	$9.20
Missouri	25	57,653	$445,419	$7.73
Montana	8	16,682	$182,953	$10.97
Nebraska	9	13,991	$108,312	$7.74
Nevada	2	3,803	$36,772	$9.67
New Hampshire	3	5,238	$77,501	$14.80
New Jersey	2	4,613	$60,009	$13.01
New Mexico	3	7,987	$83,579	$10.46
New York	12	30,488	$440,119	$14.44
North Carolina	23	76,314	$613,766	$8.04
North Dakota	12	17,591	$159,664	$9.08
Ohio	10	85,611	$882,871	$10.31
Oklahoma	27	75,519	$612,824	$8.11
Oregon	1	7,685	$104,700	$13.62
Pennsylvania	55	138,067	$1,456,663	$10.55
South Carolina	5	18,441	$177,984	$9.65
South Dakota	9	15,161	$151,029	$9.96
Tennessee	12	71,430	$481,471	$6.74
Texas	37	121,735	$1,281,174	$10.52
Utah	1	4,425	$87,141	$19.69
Vermont	8	11,674	$177,461	$15.20
Virginia	5	22,748	$169,440	$7.45
Washington	4	8,846	$86,035	$9.73
West Virginia	5	9,766	$93,010	$9.52
Wisconsin	53	193,516	$1,628,135	$8.41
Wyoming	2	3,041	$22,808	$7.50
Total/Average	565	1,760,045	$17,256,964	$9.80

(1)	Includes approximately 126,284 of interior lease square footage and annualized rental revenue of $1.4 million occupied by month-to-month holdover leases or leases that expired on April 30, 2020.

The following table summarizes certain information with respect to lease expirations for our 565 properties at April 30, 2020. The annual rental revenue data in the table is based on in-place lease terms as of April 30, 2020.

Year	Number of Expiring Leases	Square Footage(1)	Aggregate Annual Rental Revenue(1)	Percentage of Aggregate Rental Revenue
2020	93	282,049	$3,052,282	17.69%
2021	73	171,093	$1,521,131	8.81%
2022	218	583,164	$4,764,024	27.61%
2023	56	228,885	$2,753,034	15.95%
2024	44	183,480	$1,842,699	10.68%
Thereafter	81	311,374	$3,323,794	19.26%
Total	565	1,760,045	$17,256,964	100.00%

(1)	Includes approximately 126,284 of interior lease square footage and annualized rental revenue of $1.4 million occupied by month-to-month holdover leases or leases that expired on April 30, 2020.

Right of First Offer

In connection with the formation transactions, we obtained a right of first offer to acquire 253 additional properties owned by certain members of Mr. Spodek’s family, all of which are currently managed by PRM, which we refer to as the ROFO properties.

The right of first offer generally requires these parties, which we refer to as the ROFO sellers, prior to marketing any ROFO property for sale, or agreeing to sell any ROFO property, to offer, by written notice, to sell the ROFO property to us at a stated sales price set forth in the written notice which shall also set forth the basic terms of such proposed sale.

We will have 20 days after receipt of the offer notice to give written notice to the ROFO seller as to whether we desire to purchase the ROFO property as outlined in the offer notice and deliver to the ROFO seller a purchase and sale agreement containing all of the terms and conditions pursuant to which we would agree to purchase the ROFO property. The ROFO seller will have 10 days after the date of receipt of the purchase and sale agreement to either accept and execute the purchase agreement, or reject the purchase agreement by delivering written notice to us and stating the reasons for such rejection, in which event we will have 15 days to attempt to negotiate mutually acceptable terms for a purchase agreement.

Once the ROFO seller accepts the purchase agreement, we will have an additional 30 days to conduct due diligence. During the due diligence period, if we determine, in our sole discretion, not to complete the acquisition of the ROFO property, we may elect to terminate the purchase agreement by delivering written notice to the ROFO seller and our right of first offer with respect to the ROFO Property shall terminate, subject to the terms described below. If as a result of our due diligence activities we determine to acquire the ROFO property, then the purchase and sale shall be consummated in accordance with the terms of the purchase agreement.

If we and the ROFO seller are unable to reach an agreement within the time periods set forth above, the ROFO seller shall be free to consummate a sale or transfer of the ROFO property to another party, so long as the consideration is not less than 90% of the sales price stated in the original offer and all other basic terms of the sale or transfer including the terms of any conditions to closing, closing costs and expenses and timing of due diligence review and closing, are not materially more favorable to such buyer or transferee than the terms of the original offer.

Our Acquisition Pipeline

In the normal course of business, we expect to regularly seek out opportunities to acquire postal properties that meet our acquisition criteria as they are offered for sale through brokers, or through personal relationships Mr. Spodek has developed with other postal property owners. As of April 30, 2020, we had entered into definitive agreements to acquire four additional postal properties representing an aggregate of approximately 15,000 square feet for purchase prices aggregating approximately $2.3 million from unaffiliated third parties. We are party to non-binding agreements to acquire approximately additional postal properties representing an aggregate of approximately square feet for purchase prices aggregating approximately $ million from unaffiliated third parties. In addition, we have engaged in recent discussions to acquire an additional approximately postal properties for purchase prices aggregating approximately $ million. We have not undertaken formal due diligence with respect to any of these properties, other than those we have entered into definitive agreements to acquire, and thus there can be no assurance that we will negotiate mutually acceptable purchase terms and definitive documentation or that we will complete the acquisition of any of these properties.

Our Management Business

We self-manage all of our 565 properties. In addition, our taxable REIT subsidiary, PRM, provides third party fee-based property management services for an additional 403 postal properties owned by affiliates of Mr. Spodek. The management agreements for these properties provide that we will provide customary property management services for the properties, including overseeing property maintenance, collecting rent and disbursing expenses as well as accounting and lease negotiation services for these properties. Our taxable REIT subsidiary receives a management fee for these services based on the gross rent paid by the USPS for each managed property. The management fee is 6.5% of each property’s gross rent and is payable monthly or quarterly. The management agreements have an initial one year term with automatic renewals, unless terminated by either party. The management agreements may be terminated by either party at any time upon 30 days’ notice to the other party.

We intend to seek to grow our third-party property management, consulting and advisory business with other postal property owners as we believe we offer professional and specialized property management services that can provide substantial benefits to postal property owners while providing us an attractive source of income and potential acquisition opportunities. The terms of future management agreements will be negotiated by us and the property owner and we expect that management fees will depend upon the level of services we provide. We expect the management fees for future properties to be a percentage of the property’s gross rent.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If we continue to take advantage of these exemptions, we do not know if some investors will find our shares of Class A common stock less attractive as a result. The result may be a less active trading market for our shares of Class A common stock and our share price may be more volatile.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have availed ourselves of these exemptions; although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an “emerging growth company.”

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) December 31, 2024, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an “emerging growth company.”

Employees

We employ 21 full-time employees.

Insurance

We carry comprehensive general liability coverage on all of our properties, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct physical damage in amounts necessary to reimburse us on a replacement-cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. Where management has deemed appropriate, our property policies include coverage for the perils of flood and earthquake shock with limits and deductibles customary in the industry and specific to the property. We also obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. While we do carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties, these policies include limits and terms we consider commercially reasonable. There are certain losses that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured.

Competition

Our competition is from other property owners in our markets that seek to attract the USPS as a tenant. Our principal competition for acquisitions is other owners of postal properties.

Environmental and Related Matters

Under various federal, state and local laws, ordinances and regulations, as a current or former owner of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose strict liability without regard to fault including whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract or retain tenants and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be developed, used or how businesses may be operated on that property.

Some of our properties are, and may be adjacent to or near other properties, used for industrial or commercial purposes. These properties may have been contaminated by historic or ongoing industrial or commercial operations or contained or currently contain underground storage tanks or other features used to store petroleum products or other hazardous or toxic substances. Releases from these properties could migrate and impact our properties. While our properties and certain neighboring properties contain or contained uses that could have or have impacted our properties, we are not aware of any liabilities related to environmental contamination that we believe will have a material adverse effect on our operations.

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations that require compliance. Noncompliance with these environmental and health and safety laws and regulations could subject us or our sole tenant to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenant, which could in turn have a material adverse effect on us. We are not presently aware of any instances of material noncompliance with environmental or health and safety laws or regulations at our properties, and we believe that we and/or our tenant have all material environmental permits and approvals necessary under current environmental laws and regulations to operate our properties. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. Our Predecessor and the sellers of our initial portfolio did not obtain, and in the future we do not expect to obtain, Phase I Environmental Site Assessments for the properties in our initial portfolio. We maintain an insurance policy for environmental liabilities at all of our properties. However any potential or existing environmental contamination liabilities may be in excess of the coverage limits of, or not covered by, such insurance policy. As a result, we may not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. As a result, we could potentially incur material liability for these issues.

In addition, our buildings may contain lead based paint or asbestos containing materials or may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to lead, asbestos, or airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of lead, asbestos, mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of lead, asbestos, mold or other airborne contaminants could expose us to liability from our sole tenant, employees of our sole tenant or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Legal Proceedings

We currently are not a party to any material legal proceedings. From time to time, we may in the future be a party to various claims and routine litigation arising in the ordinary course of business.

Corporate Information

Postal Realty Trust, Inc., a Maryland corporation, was incorporated in November 2018. Our principal executive offices are located at 75 Columbia Avenue, Cedarhurst, NY 11516. Our telephone number is (516) 295-7820. We also maintain an internet website at www.postalrealtytrust.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

MANAGEMENT

Our Executive Officers, Directors and Significant Employees

Our board of directors consists of five members, four of whom are independent under the listing standards of the NYSE. Each of our directors will be elected by our stockholders at our annual meeting of stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualified. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” We expect that the first annual meeting of our stockholders will be held in June 2020.

Executive Officers

The following table sets forth certain information concerning our executive officers:

Name	Age	Position
Andrew Spodek	44	Chief Executive Officer and Director
Jeremy Garber	51	President, Treasurer and Secretary

The following are biographical summaries of the experience of our executive officers.

Name	Biographical Summary
Andrew Spodek

Andrew Spodek, 44, is our chief executive officer and is a member of our board of directors. Mr. Spodek was the founder and CEO of our predecessor management entity, Nationwide Postal Management, Inc. Mr. Spodek has over 20 years of experience exclusively focused on investing in and managing post office properties. Prior to founding NPM, Mr. Spodek led acquisitions and property management for his family’s private real estate investment activities. Mr. Spodek sits on the board of directors of the Association of United States Postal Lessors. Mr. Spodek earned an M.S. in Real Estate from New York University and a B.B.A. in Finance & International Management from Boston University.

Mr. Spodek brings to our board of directors extensive experience acquiring and managing post office properties and his extensive experience and relationships with postal property owners.

Jeremy Garber	Jeremy Garber, 51, is our president, treasurer and secretary and leads all financial, operational and strategic activities of our company. Prior to joining our company, Mr. Garber served as a consultant to The Postal Group LLC, an entity wholly-owned by Mr. Spodek and Mr. Spodek’s mother, beginning January 2017. Prior to 2017, Mr. Garber served as a consultant to private real estate investment companies and family offices. From June 2014 to December 2015, he was the Chief Operating Officer of Burford Capital (LON:BUR), a London Stock Exchange-listed global finance firm focused on litigation finance and specialty finance for the legal industry. From 2004 to 2014, Mr. Garber was the chief operating officer for various hedge funds, including Longacre Fund Management and Trilogy Capital Management. From 1999-2004, Mr. Garber worked at Lehman Brothers in the Equity Capital Markets and Prime Brokerage divisions. He began his professional career at ACAP, Inc., where he was the chief operating officer, chief financial officer and general counsel. Mr. Garber earned his J.D. from the Benjamin N. Cardozo School of Law and a Bachelor’s Degree in Economics from Yeshiva University.

Directors

The following table sets forth certain information concerning our independent directors:

Name	Age	Nominee for Position
Patrick R. Donahoe	64	Independent Chairman of the Board of Directors
Barry Lefkowitz	58	Independent Director
Jane Gural-Senders	71	Independent Director
Anton Feingold	40	Independent Director

The following are biographical summaries of the experience of our independent directors.

Name	Biographical Summary
Patrick Donahoe

Patrick R. Donahoe, 64, was named the 73rd Postmaster General of the United States in October 2010, serving until his retirement in 2015. Mr. Donahoe was a 39-year veteran of the USPS, starting as a postal clerk in Pittsburgh, PA in 1975. Prior to his appointment as Postmaster General, Mr. Donahoe served as the 19th Deputy Postmaster General. Mr. Donahoe has a degree in economics from the University of Pittsburgh and an MBA from the Massachusetts Institute of Technology. Mr. Donahoe is also a director of SG360, an industry-leading print and direct marketing solutions provider.

Mr. Donahoe brings to our board of directors valuable prior experience as the Postmaster General of the United States and his 39-year career with the USPS.

Barry Lefkowitz

Barry Lefkowitz, 58, is currently the President and Chief Executive Officer of Huntington Road Advisors LLC, a real estate investment and advisory firm, and Co-Founder of HMC Real Estate Services LLC, an investment and management firm focused on value-add industrial and flex/office properties. He is a member of the board of ShopOne Centers REIT Inc. a leading owner, operator and manager of high-quality grocery-anchored shopping centers. Beginning in 2017, Huntington Road Advisors LLC provided advisory services to the Postal Group, LLC, an entity owned by Mr. Spodek and his mother. In 2016, Mr. Lefkowitz served as Interim Chief Financial Officer of Brixmor Property Group Inc. (NYSE:BRX), owner of the nation’s largest wholly-owned portfolio of grocery-anchored community and neighborhood shopping centers. He previously served as Executive Vice President and Chief Financial Officer of Mack-Cali Realty Corporation (NYSE:CLI) from 1996 to 2014 where he was responsible for overseeing the company’s investor relations activities as well as strategic financial planning and forecasting, financial accounting and reporting, and capital markets activities. Additionally, Mr. Lefkowitz led the company’s property management and asset management operations beginning in 2004. He served as a Vice President at Mack-Cali Realty Corporation from 1994 to 1997. Prior to joining Mack-Cali Realty Corporation, Mr. Lefkowitz served as a Senior Manager at Deloitte LLP, specializing in real estate. He is a graduate of Brooklyn College and a member of the American Institute of Certified Public Accountants.

Mr. Lefkowitz brings to our board of directors his prior experience in a variety of management, financial and accounting roles at other public companies.

Jane Gural-Senders

Jane Gural-Senders, 71, is executive director and principal of GFP Real Estate LLC, a family real estate company, which owns and manages a portfolio of approximately 50 properties comprising over 11 million square feet primarily in the New York City metropolitan area. The firm also handles third-party services for over 20 properties comprising over 3 million square feet. She is a past president of the Gural JCC (Greater Five Towns, Long Island, NY) and presently is a member of the board of that organization. She also is a board member of the American Associates Ben-Gurion University of the Negev (AABGU); The Flatiron of 23rd Street Partnership Business Improvement District; and the Real Estate Committee for the Yeshiva University. Ms. Senders graduated from New York University with a Master of Social Work degree.

Ms. Gural-Senders brings to our board of directors valuable experience in commercial real estate and leasing.

Anton Feingold

Anton Feingold, 40, is a Managing Director and Associate General Counsel in the Legal Group of Ares Management. He also serves as General Counsel, Vice President and Secretary of Ares Commercial Real Estate Corporation (NYSE: ACRE), Assistant Secretary of Ares Management Corporation (NYSE: ARES) and Vice President and Assistant Secretary of CION Ares Diversified Credit Fund. Prior to joining Ares Management in 2014, Mr. Feingold was an attorney with Clifford Chance LLP, where he was a member of the firm’s capital markets and real estate departments, specializing in corporate finance and real estate transactions, as well as general securities law, corporate and regulatory matters. Mr. Feingold graduated from University of Birmingham with a Bachelor of Laws (LL.B Honors) and received a Postgraduate Diploma in Legal Practice at BPP University in London, England.

Mr. Feingold brings to our board of directors valuable legal experience in the real estate and real estate capital markets areas.

Key Employees

The following table sets forth certain information regarding our other key employees:

Name	Age	Position
Matt Brandwein	45	Senior Vice President and Chief Accounting Officer
Marc Lefkovich	40	Vice President and Property Controller
Raphael Harel	33	Senior Vice President of Project Management & Acquisitions
Isaac Richter	38	Senior Vice President of Asset Management
Andrea Gritser	38	Vice President and Corporate Controller
Carrie Herz	40	Senior Vice President and Corporate Counsel

The following are biographical summaries of the experience of our other key employees:

Name	Biographical Summary
Matt Brandwein	Matt Brandwein is our Senior Vice President and Chief Accounting Officer, responsible for our financial reporting activities. Prior to joining our company, Mr. Brandwein served as a consultant to The Postal Group, LLC, an entity wholly-owned by Mr. Spodek and Mr. Spodek’s mother, since January 2019. Prior to 2019 and beginning in 2012, Mr. Brandwein was chief accounting officer of NorthStar Asset Management Group, Inc. (NYSE: NSAM), a NYSE listed global asset management firm focused on managing real estate and other investment platforms until its merger with Colony Capital, Inc. (NYSE: CLNY), a publicly-traded diversified equity REIT. From 1999 to 2011, Mr. Brandwein worked at Ernst & Young, a public accounting firm, where he most recently served as a Senior Manager. In this role, Mr. Brandwein audited financial statements for a diverse group of entities, including publicly traded real estate investment trusts, commercial real estate owners, development companies, homebuilders and opportunity and private equity funds. Mr. Brandwein is a certified public accountant. He received his Bachelor of Science in Accounting from Yeshiva University.

Marc Lefkovich	Marc Lefkovich is our Vice President and Property Controller responsible for managing the accounting department and overseeing the production of property level financial statements. He joined NPM in 2017 as Controller. Prior to joining NPM, Mr. Lefkovich was a Senior Accountant at Sterling American Properties from May 2007 through September 2011, and Assistant Controller at Thor Equities, LLC from September 2011 until joining NPM. He graduated from NYU Stern School of Business with Bachelor of Science degrees in Accounting and Finance.

Raphael Harel	Raphael Harel is our Senior Vice President of Project Management & Acquisitions responsible for management of our facilities management team. Mr. Harel joined NPM in 2009 and works alongside Mr. Spodek in helping analyze and perform due diligence on the purchase of new properties. Mr. Harel also served as an Asset Manager for a privately held real estate company specializing in the purchase, revitalization and leasing of distressed office buildings in the northeastern United States. Mr. Harel earned his Bachelor of Science in Finance from Touro College.

Isaac Richter	Isaac Richter is our Senior Vice President of Asset Management, responsible for asset management and oversight of the tenant services team. Mr. Richter has been employed for 16 years with NPM, where he developed its proprietary property management software and contributed toward the development of the property management platform. Prior to NPM, Mr. Richter was a consultant in the areas of IT and Real Estate Management for several private family offices and foundations. Mr. Richter is involved in a variety of community and philanthropic initiatives and serves as Financial Secretary for the Rockaway Nassau Safety Patrol, a NYC based search and rescue organization. After Hurricane Sandy in 2012, Mr. Richter was Co-Chair of the Disaster Case Management Committee of the Rockaway/Broad Channel Long Term Recovery Group and administered a charitable fund responsible for assisting over 600 families with the restoration of their homes.

Andrea Gritser	Andrea Gritser is our Vice President and Corporate Controller responsible for all corporate accounting and accounting system implementation and the preparation of financial statements that comply with SEC rules and regulations. She joined our company in January of 2020. Prior to joining our company, Ms. Gritser was the Vice President, Corporate Controller at Rouse Properties Inc. (NYSE: RSE) a public real estate investment trust who owned and managed malls prior to merging with Brookfield Properties retail group. From 2003 through 2013, Ms. Gritser worked at iStar Financial Inc. (NYSE:STAR), a leading commercial real estate finance company, where she served in various capacities. She graduated from Sacred Heart University with a Bachelor of Science degree in Accounting and Business Administration.

Carrie Herz	Carrie Herz is our Senior Vice President and Corporate Counsel responsible for overseeing our acquisitions process from inception to closing. Prior to joining our company, Ms. Herz commenced her career as in-house counsel for one of the largest residential developers on Long Island and the New York metro area. Ms. Herz has extensive experience in representing clients in the acquisition, sale and financing of residential properties, including cooperatives, condominiums and townhouses. Furthermore, she represented private money lenders in the closing of numerous loans. Ms. Herz earned her bachelor’s degree from Emory University and her Juris Doctor from Benjamin N. Cardozo School of Law.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

●	our board of directors is not classified, with each of our directors subject to election annually;

●	of the five persons who serve on our board of directors, our board of directors has determined that four of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act;

●	one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

●	we comply with the requirements of the NYSE listing standards, including having board committees comprised solely of independent directors;

●	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

●	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its two standing committees, the audit committee and the corporate governance and compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our corporate governance and compensation committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct, and assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established two standing committees: an audit committee and a corporate governance and compensation committee. The principal functions of each committee are described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, and each of these committees is comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Our audit committee is comprised of Messrs. Donahoe, Feingold and Lefkowitz, with Mr. Lefkowitz serving as chairman. We believe that Mr. Lefkowitz qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. Our board of directors has determined that each of the audit committee members is independent in compliance with applicable SEC and NYSE rules and “financially literate” as that term is defined by the NYSE corporate governance listing standards. Our audit committee charter details the principal functions of the audit committee, including oversight related to:

●	our accounting and financial reporting processes;

●	the integrity of our consolidated financial statements and financial reporting process;

●	our systems of disclosure controls and procedures and internal control over financial reporting;

●	our compliance with financial, legal and regulatory requirements;

●	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

●	the performance of our internal audit function (notwithstanding the function, the requirement to have internal audits is by the one-year anniversary of our initial public offering); and

●	our overall risk profile, including cybersecurity and data privacy.

The audit committee is also responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also prepares the audit committee report required by SEC regulations to be included in our annual proxy statement.

Corporate Governance and Compensation Committee

Our corporate governance and compensation committee is comprised of Ms. Gural-Senders and Messrs. Lefkowitz and Feingold, with Mr. Feingold serving as chairman. Our corporate governance and compensation committee is composed only of directors who are independent in compliance with NYSE rules. In fulfilling its responsibilities, the corporate governance and compensation committee is permitted to form and delegate authority to subcommittees when appropriate. Our corporate governance and compensation committee charter details the principal functions of the corporate governance and compensation committee, including:

●	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

●	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

●	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

●	recommending to the board of directors nominees for each committee of the board of directors;

●	annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards;

●	overseeing the board of directors’ evaluation of management;

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

●	reviewing and approving the compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

In identifying and recommending nominees for directors, the corporate governance and compensation committee may consider, among other factors: whether the individual meets the requirements for independence; the individual’s general understanding of the various disciplines relevant to the success of publicly-traded company in today’s business environment; the individual’s understanding of the Company’s business and markets; and the individual’s professional expertise and educational background.

Code of Business Conduct and Ethics

Our code of business conduct and ethics applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

●	compliance with applicable laws, rules and regulations;

●	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

●	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Indemnification of Directors and Officers and Limitation of Liability

For information concerning indemnification applicable to our directors and officers, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

Our named executive officers for the year ended December 31, 2019 were:

●	Andrew Spodek, Chief Executive Officer; and

●	Jeremy Garber, President, Treasurer and Secretary

Prior to our initial public offering, we did not pay any compensation to any of our named executive officers, and, accordingly, no compensation policies or objectives governed our named executive officer compensation. We have retained FPL Associates LP (“FPL”), a compensation consulting firm that specializes in the REIT industry, to provide guidance regarding the design of our executive compensation program, non-employee director compensation program, and additional compensation and related corporate governance practices.

The following is a non-exhaustive list of items that our corporate governance and compensation committee considers in formulating our compensation philosophy and applying that philosophy to the implementation of our overall compensation program for named executive officers and other employees:

●	attraction and retention of talented and experienced executives in our industry;

●	motivation of our executives whose knowledge, skills and performance are critical to our success;

●	alignment of the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases; and

●	encouragement of our executives to achieve meaningful levels of ownership of our stock.

We have employment agreements with each of Messrs. Spodek and Garber. See “—Employment Agreements of our Named Executive Officers.”

Summary Compensation Table

The following table provides information regarding the 2019 compensation of our named executive officers.

		Salary				Bonus
Name and Position	Principal Year	Compensation Paid in Cash		Compensation Paid in Stock		Compensation Paid in Cash(3)	Compensation Paid in Stock(4)	Stock Awards		All Other Compensation(7)	Total
Andrew Spodek, Chief Executive Officer	2019	$—	(1)	$219,589	(2)	$—	$427,969	$2,158,382	(5)	$25,166	$2,831,106
Jeremy Garber, President, Treasurer and Secretary	2019	$178,462		$—		$—	$319,381	$1,319,405	(6)	$19,579	$1,836,827

(1)	Mr. Spodek elected to acquire LTIP units in lieu of base salary for the twelve months following completion of our initial public offering.

(2)	Mr. Spodek was issued 41,177 LTIP units, in the aggregate, in lieu of base salary for the twelve-month period following completion of our initial public offering. The amount above represents the prorated salary earned for 2019 equal to 12,917 LTIP units. In addition, pursuant to our Alignment of Interest Program described below, an officer electing LTIP units or restricted shares of Class A common stock in lieu of cash compensation is entitled to additional LTIP units or restricted shares of Class A common stock in an amount based upon the duration of a restriction period. By electing eight year cliff vesting of LTIP units, Mr. Spodek is entitled to receive additional LTIP units equal to 100% of the number of LTIP units received in lieu of salary as further described in Footnote 5 below. All of the LTIP units issued in lieu of base salary are subject to an eight-year cliff vesting schedule whereby no LTIP units vest until the eighth anniversary of the date of grant, at which time 100% of the LTIP units will vest, subject to continued employment. Mr. Spodek may receive distributions with respect to such LTIP units prior to vesting.

(3)	Messrs. Spodek and Garber elected to acquire LTIP units and restricted shares of Class A common stock, respectively, in lieu of their bonus compensation awarded for the 2019 fiscal year.

(4)	The amounts represent the bonuses earned by Messrs. Spodek and Garber for services performed in 2019, 100% of which foregone in exchange for 26,615 LTIP units and 19,862 restricted shares of Class A common stock, respectively. In addition, in connection with each officer’s election of an eight-year cliff vesting schedule under our Alignment of Interest Program, each officer received an additional number of LTIP units or restricted shares of Class A common stock, as applicable, as further described in Footnote 5 and 6 below.

(5)	Includes: (i) 73,529 LTIP units granted in a one-time award upon closing of our initial public offering that are subject to a three-year vesting schedule whereby one-third of such LTIP units will vest on each of the first three anniversaries of the date of grant, subject to continued employment; (ii) 7,671 LTIP units representing the remaining grant in lieu of base salary (refer to Footnote 1), (iii) 20,589 LTIP units granted in connection with Mr. Spodek’s base salary election under our Alignment of Interest Program, with such LTIP units subject to an eight-year restricted period; and (iv) 26,615 LTIP units granted in connection with Mr. Spodek’s bonus election under our Alignment of Interest Program, with such LTIP units granted on February 14, 2020 and subject to an eight-year restricted period. The amount shown in the table represents the grant date fair value determined in accordance with FASB ASC Topic 718. See “— Comprehensive Compensation Policy” below.

(6)	Includes: (i) 58,824 restricted shares of Class A common stock granted in a one-time award upon closing of our initial public offering that are subject to an three-year vesting schedule whereby one-third of such restricted shares of Class A common stock will vest on each anniversary of the date of grant, subject to continued employment; and (ii) 19,863 restricted shares of Class A common stock granted in connection with Mr. Garber’s election under our Alignment of Interest Program, with such restricted shares of Class A common stock granted on February 14, 2020 and subject to an eight-year restricted period. The amount shown in the table represents the grant date fair value determined in accordance with FASB ASC Topic 718. See “— Comprehensive Compensation Policy” below.

(7)	Includes insurance premiums paid by the Company for medical benefits.

Realized Compensation

The following additional table has been included to show the total compensation realized by each named executive officer during 2019. We believe that this table is useful to stockholders as it believes it reflects the compensation actually realized by our named executive officers. The Summary Compensation Table, as calculated under the SEC rules, includes several items that are impacted by accounting assumptions and also may include amounts that are not ultimately realized, and therefore that table may not necessarily be reflective of realized compensation in a particular year.

The table below shows compensation realized by each named executive officer. For purposes of this presentation, realized compensation includes, salary and bonus amounts paid in cash, the value realized upon vesting of stock awards and perquisites.

Name and Position	Year	Cash Salary	Cash Bonus	Value Realized on Stock Award Vesting	Other Compensation	Total	% of Reported(1)
Andrew Spodek, Chief Executive Officer	2019	$—	$—	$—	$25,166	$25,166	0.9%
Jeremy Garber, President, Treasurer and Secretary	2019	$178,462	$—	$—	$19,579	$198,041	10.8%

(1)	Represents the total realized compensation in the “Total” column divided by “Total” compensation disclosed in the Summary Compensation Table.

Comprehensive Compensation Policy

We believe that the compensation of our executive officers and directors should align their interests with those of the stockholders in a way that encourages prudent decision-making, links compensation to our overall performance, provides a competitive level of total compensation necessary to attract and retain talented and experienced officers and motivates the officers and directors to contribute to our success. All of our officers will be eligible to receive performance-based compensation under our equity incentive plan.

We use grants of LTIP units or restricted shares of Class A common stock as the primary means of delivering long-term compensation to our executive officers. We believe that grants of LTIP units or restricted shares of Class A common stock with long vesting periods align the interests of officers and our stockholders and provide strong incentives to our officers to achieve long-term growth in our business, grow the value of our Class A common stock and maintain or increase our dividends. The officers personally benefit from these efforts through their LTIP units or restricted shares of Class A common stock, which receive dividends at the same rate as our Class A common stock. Because a substantial portion of our officers’ compensation is expected to be tied to the value of our Class A common stock, if we have superior long-term operating performance and the market price of our Class A common stock and dividends paid on such stock increase, our officers, through their equity compensation, may receive above market compensation from dividends and price appreciation in our Class A common stock. Conversely, if our operating performance decreases and the value of our Class A common stock and our dividends decline, our officers’ compensation may ultimately prove to be below market.

Our corporate governance and compensation committee will determine the restrictions for each award granted pursuant to our equity incentive plan and the purchase price in the case of LTIP units (if any) or restricted shares of Class A common stock. Restrictions on the LTIP units or restricted shares of Class A common stock may include time-based restrictions, the achievement of specific performance goals or the occurrence of a specific event. Vesting of LTIP units or restricted shares of Class A common stock generally will be subject to cliff or ratable vesting periods ranging up to eight years and will be conditioned upon the officer’s continued employment among other restrictions that may apply. If any performance goals are not achieved or any time-based restrictions do not lapse, the officer will forfeit his or her LTIP units or restricted shares of Class A common stock.

2019 Alignment of Interest Program

Our Alignment of Interest Program, as amended and restated (the “Alignment of Interest Program”) is designed to provide our employees, directors and other individuals providing services to us or our affiliates with an incentive to remain with our company and to incentivize long-term growth and profitability. Pursuant to the Alignment of Interest Program, eligible participants may elect to receive LTIP units or restricted shares of Class A common stock in lieu of up to 100% of any compensation otherwise payable in cash. Participants must elect an applicable restriction period and will be entitled to receive an additional award of LTIP units or restricted shares of Class A common stock pursuant to the Program. The amount of such additional shares of LTIP units or restricted shares of Class A common stock will be calculated based upon a multiple determined by the restricted period elected by the participant. Our corporate governance and compensation committee or its authorized delegates will determine the restriction periods that the participants may elect and the corresponding restriction multiples.

Generally, the LTIP units or restricted shares of Class A common acquired under the Alignment of Interest Program would vest at the conclusion of the restricted period elected by the participant. In the event of the participant’s termination of employment, the disposition of any LTIP units or restricted shares of Class A common acquired under the Alignment of Interest Program would be determined in accordance with the participant’s written employment agreement, if applicable, or the specific terms of the award under the Alignment of Interest Program as determined by our corporate governance and compensation committee or its authorized delegates. The vesting of the LTIP units or restricted shares of Class A common stock would generally be accelerated, however, upon certain events, such as an involuntary termination of the employee’s employment, the employee’s death or disability, or if we experience a change in control. Notwithstanding the foregoing, if participant’s employment it terminated for cause, then any unvested LTIP units or restricted shares of Class A common acquired under the Alignment of Interest Program will be forfeited.

For elections made by our named executive officers under the Alignment of Interest Program prior to the date of our initial public offering, the number of LTIP units or restricted shares of Class A common stock acquired was determined as of the date of the completion of our initial public offering by dividing (i) the total amount of each salary reduction elected by each named executive officer, by (ii) the public offering price per share. For all elections made by named executive officers after the date of the completion of our initial public offering with respect to compensation earned in 2019, the number of LTIP units or restricted shares of Class A common stock was determined as of the determination date selected by our corporate governance and compensation committee by dividing the total of a named executive officer’s elected reduced salary or other cash compensation by the volume weighted average price of our Class A common stock for the 10 trading days immediately preceding the determination date. Additionally, to the extent an executive officer elected to receive LTIP units or restricted shares of Class A common stock in lieu of cash compensation, the named executive officer received an additional award of LTIP units or restricted shares of Class A common stock pursuant to the Alignment of Interest Program, subject to a three-, five- or eight-year cliff vesting schedule, at the named executive officer’s election. The number of additional LTIP units or restricted shares of Class A common stock, as applicable, granted was equal to (i) the number of LTIP units or restricted shares of Class A common stock, as applicable, awarded in lieu of compensation otherwise payable in cash, multiplied by (ii) a restriction multiple determined by the restriction period the named executive officer elected, according to the following table:

Duration of Restriction Period	Restriction Multiple(1)
3 years	0.3	x
5 years	0.5	x
8 years	1.0	x

(1)	The number of additional LTIP units or restricted shares of Class A common stock under the Alignment of Interest Program is equal to the original number of LTIP units or restricted shares of Class A common stock determined above multiplied by the restriction multiple based on the duration of the restriction period selected by the executive officer.

The restriction period subjects all LTIP units or restricted shares of Class A common stock obtained in lieu of cash compensation, as applicable, and additional LTIP units or restricted shares of Class A common stock, as applicable, awarded based on the restriction multiple to the risk of forfeiture in the event the named executive officer voluntarily terminates employment or terminates employment for cause, as those terms are described in the named executive officer’s employment agreement. Accordingly, if a named executive officer voluntarily leaves or is terminated for cause, that named executive officer would forfeit all LTIP units or restricted shares of Class A common stock that had not yet vested. By way of example, if a named executive officer elected to receive LTIP units or restricted shares of Class A common stock in lieu of cash compensation that is equivalent in value to 1,000 LTIP units or restricted shares of Class A common stock, as applicable, and the named executive officer elected an eight-year restriction period, the named executive officer would receive the 1,000 LTIP units or restricted shares of Class A common stock, as applicable, in lieu of the named executive officer’s cash compensation plus an additional award of 1,000 LTIP units or restricted shares of Class A common stock for electing an eight-year restriction period, resulting in a total receipt of 2,000 LTIP units or restricted shares of Class A common stock, as applicable, all of which would vest on the eighth anniversary of the date of grant, if the named executive officer is still employed by our company on the vesting date, but will not vest if he has been terminated for cause. In the event that a named executive officer’s employment is terminated by us without cause or by reason of the named executive officer’s death, disability or retirement (upon attainment of eligibility to retire in accordance with applicable company policy then in effect) prior to the vesting date, all unvested LTIP units and/or restricted shares of Class A common stock will immediately vest in full at the time of such termination. The named executive officers have the right to receive dividends or other distributions on unvested LTIP units and restricted shares of Class A common stock granted under the Alignment of Interest Program prior to vesting.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding LTIP units and restricted shares of Class A common stock held by each of the named executive officers as of December 31, 2019.

	Stock Awards
Name	Number of Shares or Units that Have Not Vested		Market Value of Shares or Units that Have Not Vested(1)
Andrew Spodek	73,529	(2)	$1,246,317
	41,177	(3)	$697,950
Jeremy Garber	58,824	(4)	$997,067

(1)	For purposes of this table, the market value per unvested LTIP unit and restricted share of Class A Common Stock, as applicable, is assumed to be $16.95, the closing price per share of Class A common stock on December 31, 2019, the last trading day of 2019.

(2)	Represents LTIP units that will vest in equal annual installments on each of the first three anniversaries of the date of grant beginning with May 17, 2020.

(3)	Represents LTIP units that will cliff vest on May 17, 2027.

(4)	Represents restricted shares of Class A common stock that will vest in equal annual installments on each of the first three anniversaries of the date of grant beginning with May 17, 2020.

Employment Agreements of Our Named Executive Officers

We have entered into employment agreements with Messrs. Spodek and Garber. The principal terms of the employment agreements are summarized below.

Position

The employment agreement with Mr. Spodek provides that he will be employed as our chief executive officer. The employment agreement with Mr. Garber provides that he will be employed as our president, treasurer and secretary. Each employment agreement provides that the executive will devote substantially all of his business time, attention and effort to our company’s affairs.

Term

The employment agreements have an initial term of three years, beginning upon the completion of our initial public offering on May 17, 2019. At the end of the initial term (and any subsequent renewal period), the term of each employment agreement is automatically extended for a twelve-month period unless we or the executive has given written notice, at least ninety days before the expiration of the term, of an intention not to extend the term. However, if a change in control (as defined in our equity incentive plan) occurs during the term of the employment agreement, then the term will not expire before the first anniversary of the change in control. The employment agreements with each of Messrs. Spodek and Garber provide that they may be terminated prior to the expiration of the term as set forth in the respective employment agreement.

Compensation

The employment agreements provide that Messrs. Spodek’s and Garber’s initial annual base salaries will be $350,000 and $290,000, respectively. The board of directors or the corporate governance and compensation committee may increase an executive’s annual base salary during the term of the executive’s employment agreement.

Each of the employment agreements also provides that the executive will have the opportunity to earn an annual bonus for performance during each year of the term, with a target of 125% and 112.5% of base salary for Messrs. Spodek and Garber, respectively. The board of directors or the corporate governance and compensation committee will determine the annual bonus that may be earned in each calendar year and will prescribe any individual or company performance goals and other requirements that must be satisfied in order for the annual bonus to be earned.

The employment agreements further provide that each executive will be eligible to participate in our equity incentive plan and our benefit plans and is entitled to four weeks’ paid time off in each calendar year.

Termination

The employment agreements with each of Messrs. Spodek and Garber provide that the executive’s employment may be terminated prior to the expiration of the term. The executive’s employment may be terminated by us with or without cause or on account of the executive’s disability. The executive may terminate his employment with or without good reason. The employment agreements terminate automatically upon the executive’s death.

Each of the employment agreements defines the term “cause” to be (i) the executive’s failure to perform a material duty as directed by the board of directors (other than a failure to perform by reason of the executive’s illness or injury), (ii) the executive’s material breach of an obligation in the employment agreement or a breach of a material written policy of our company (other than a breach by reason of the executive’s illness or injury), (iii) the executive’s breach of a duty to us, (iv) conduct by the executive that is demonstrably and materially injurious to us or (v) the executive’s conviction of, or plea of guilty or nolo contendre to a felony, a crime involving moral turpitude or fraud or dishonesty involving our assets. A termination of the executive may be with cause only if the board of directors gives the executive written notice of the reasons for termination and the executive fails to remedy or cure those reasons (if susceptible to correction), to the reasonable satisfaction of the board of directors, within thirty days after receipt of the notice.

The employment agreements provide that the executive may resign with good reason. Each employment agreement defines the term “good reason” to be (i) a material breach of the employment by us or a direction from the board of directors that the executive act or refrain from acting which in either case would be unlawful or contrary to our material written policies, (ii) a material diminution in the executive’s duties, functions and responsibilities (and our ceasing to be a reporting company under the Exchange Act, constitutes a material diminution in his duties, functions and responsibilities) or we prevent the executive from fulfilling or exercising his material duties, functions and responsibilities, (iii) a material reduction in the executive’s annual base salary or annual bonus opportunity, or (iv) a requirement that the executive relocate his employment more than fifty miles from our principal office in Cedarhurst, New York. A resignation by the executive will be with good reason only if the executive gives the board of directors written notice (delivered within ninety days after the executive knows of the event or action that he asserts constitutes good reason), the board of directors fails to remedy or cure the event or action, to the reasonable satisfaction of the executive, within thirty days after receipt of the executive’s notice and the executive resigns effective following the expiration of the cure period.

Payments Upon Termination

Each employment agreement provides the executive is entitled to receive the “standard termination benefits” upon the termination of employment for any reason. The “standard termination benefits” are (i) payment of any compensation (including base salary, annual bonus and accrued but unused vacation) that was earned but remains unpaid on the date of termination, (ii) payment of any business expenses owed to the executive; and (iii) any vested benefits due the executive under our deferred compensation, incentive or other benefit plans.

Each employment agreement provides that the executive is entitled to additional benefits upon a termination of employment by us without cause or upon the executive’s resignation with good reason; provided that the executive has timely executed and not revoked a release and waiver of claims in the form prescribed by us. The additional benefits are (i) a lump sum cash payment equal to three times (in the case of Mr. Spodek) or one time (in the case of Mr. Garber) the sum of (x) the executive’s annual base salary and (y) the executive’s target annual bonus for the year in which employment ends; provided, that if the board of directors or the corporate governance and compensation committee have not established a “target” annual bonus prior to the executive’s termination, the target annual bonus will be equal to the executive’s annual base salary, (ii) reimbursement of the premiums for COBRA coverage of the executive and his eligible dependents for 12 months after termination or, if sooner, when the right to COBRA coverage ends, and (iii) all of the executive’s outstanding equity awards that are subject to time-based vesting shall vest in full.

Change in Control; Section 280G

The employment agreements do not provide for additional payments or benefits in the event of a change in control of our company, i.e., the employment agreements do not provide for additional or enhanced severance benefits if an executive’s employment is terminated in connection with a change in control. Nonetheless, the compensation and benefits provided under the employment agreements, especially the payments due upon a termination without cause or a resignation with good reason in connection with a change in control could constitute “parachute payments” under Section 280G of the Code, i.e., compensation or benefits payable on account of a change in control.

Section 280G of the Code has special rules that apply to “parachute payments.” If certain individuals receive parachute payments in excess of a safe harbor amount, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

Each employment agreement and our equity incentive plan have a provision that addresses the treatment of “parachute payments.” If Messrs. Spodek or Garber is entitled to receive “parachute payments” that exceed the safe harbor amount prescribed by the Code, then the executive’s parachute payments (under the employment agreements and other plans and agreements) will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or the loss of deduction. The parachute payments will not be reduced, however, if the executive will receive greater after-tax benefits (taking into account the 20% excise tax payable by the executive) by receiving the total benefits.

Executive’s Covenants

The employment agreement with each of Messrs. Spodek and Garber prohibits the executive from engaging in competitive employment or business endeavors during the “restriction period” and also prohibit the executive, during the restriction period, from soliciting the employment of company employees or any tenant, leasing representative, property manager, vendor, customer or client of ours. The “restriction period” includes the period of the executive’s employment and continues following a termination of executive’s employment, other than a termination by us without cause or a resignation by the executive with good reason, until the earlier of the first anniversary of termination or the date on which a change in control (as defined in our equity incentive plan) occurs.

The employment agreements also require each of Messrs. Spodek and Garber to maintain the confidentiality of information about us during the term of employment and following a termination of employment.

Equity Incentive Plan

Administration of our Equity Incentive Plan

Our equity incentive plan is administered by the corporate governance and compensation committee of our board of directors, except that our equity incentive plan is administered by our board of directors with respect to awards made to non-employee directors. This summary uses the term “administrator” to refer to the corporate governance and compensation committee, our board of directors or their authorized delegates, as applicable. The administrator approves all terms of awards under our equity incentive plan. The administrator also determines who will receive grants under our equity incentive plan and the terms of each grant; provided that a director who is not an employee may not receive awards for more than $500,000 in any calendar year.

Eligibility

All of our employees and employees of our subsidiaries and affiliates, including our operating partnership, are eligible to receive grants under our equity incentive plan. In addition, our independent directors and individuals who perform services for us and our subsidiaries and affiliates, including individuals who perform services for our operating partnership, may receive grants under our equity incentive plan. Only common-law employees are eligible to receive awards of incentive stock options. As of April 30, 2020, there were approximately 21 employees, 4 non-employee directors and 1 consultant with whom we have a relationship eligible to participate in the equity incentive plan.

Share Authorization

The number of shares of Class A common stock that may be issued under our equity incentive plan is 541,584 shares. Subject to stockholder approval at our upcoming 2020 annual meeting of stockholders, the maximum number of shares issuable may be increased to 1,291,584. In connection with stock splits, stock dividends, recapitalizations and certain other events, our board of directors will make adjustments that it deems appropriate in the aggregate number of shares of Class A common stock that may be issued under our equity incentive plan, the individual grant limits and the terms of outstanding awards. If any awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or are settled in cash, the shares of Class A common stock subject to such awards will again be available for future grants under our equity incentive plan. Shares of Class A common stock tendered or withheld to satisfy the exercise price or for tax withholding are available for future grants under our equity incentive plan.

Options

Our equity incentive plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of Class A common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of Class A common stock (or attestation of ownership of shares of Class A common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”).

Stock Awards

Our equity incentive plan also provides for the grant of stock awards. A stock award is an award of shares of Class A common stock that may be subject to restrictions on transferability and other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the administrator may determine. Unless otherwise specified in the applicable award agreement, a participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote the shares and the right to receive dividends or distributions on the shares; provided, however, that dividends payable on Class A common stock subject to a stock award that does not vest solely on account of continued employment or service will be distributed only when, and to the extent that, the stock award vests. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) we will retain custody of any certificates evidencing such shares, and (iii) a participant must deliver a stock power to us for each stock award.

Stock Appreciation Rights

Our equity incentive plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of Class A common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of Class A common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by the administrator. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to a “ten percent stockholder.”

Performance Units

Our equity incentive plan also authorizes the grant of performance units. Performance units represent the participant’s right to receive an amount, based on the value of a specified number of shares of Class A common stock, if performance goals established by the administrator are met. The administrator will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of our operating partnership, the participant’s performance or such other criteria determined by the administrator. If the performance goals are met, performance units will be paid in cash, shares of Class A common stock or a combination thereof.

Incentive Awards

The equity incentive plan also authorizes the grant of incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. The administrator will establish the requirements that must be met before an incentive award is earned, and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the administrator. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment that may be in cash, Class A common stock or a combination of cash and Class A common stock.

Other Equity-Based Awards; LTIP Units

The administrator may grant other types of stock-based awards under our equity incentive plan, including LTIP units. Other equity-based awards are payable in cash, shares of Class A common stock or other equity, or a combination thereof, as determined by the administrator. The terms and conditions of other equity-based awards are determined by the administrator.

LTIP units are a special class of partnership interest in our operating partnership. Each LTIP unit awarded will be deemed equivalent to an award of one share of Class A common stock under our equity incentive plan, reducing the plan’s share authorization for other awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP units granted to our employees. The vesting period for any LTIP units, if any, will be determined at the time of issuance. LTIP units, whether or not vested, will receive the same quarterly per unit distributions as units in our operating partnership, which distributions will generally equal the per share distributions on our shares of Class A common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our stock awards, which will generally receive full dividends whether vested or not. Initially, LTIP units will not have full parity with units in our operating partnership with respect to liquidating distributions. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in our operating partnership’s valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the general partner’s capital account related to OP units.

Upon equalization of the capital accounts of the holders of LTIP units with the general partner’s capital account on a per unit basis, the LTIP units will achieve full parity with OP units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units at any time, and thereafter enjoy all the rights of OP units, including redemption/exchange rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a holder of LTIP units will realize for a given number of vested LTIP units will be less than the value of an equal number of our shares of Class A common stock.

Dividend Equivalents

The administrator may grant dividend equivalents in connection with the grant of performance units and other equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been invested in shares of Class A common stock); provided, however, that if the related performance units or other equity-based awards will not vest solely on account of continued employment or service, dividend equivalents will be paid only when, and to the extent that, the underlying award vests. Dividend equivalents may be payable in cash, shares of Class A common stock or other property dividends declared on shares of Class A common stock. The administrator will determine the terms of any dividend equivalents.

Change in Control

If we experience a change in control, the administrator may, at its discretion, provide that all outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity-based awards that are outstanding will be assumed by the surviving entity, or will be replaced by a comparable substitute award of the same type as the original award and that has substantially equal value granted by the surviving entity. The administrator may also provide that all outstanding options and stock appreciation rights will be fully exercisable upon the change in control, restrictions and conditions on outstanding stock awards will lapse upon the change in control and performance units, incentive awards or other equity-based awards will become earned in their entirety. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity-based awards in exchange for a payment, in cash or shares of our Class A common stock or other securities or consideration received by stockholders in the change in control transaction, equal to (i) the entire amount that can be earned under an incentive award, (ii) the value received by stockholders in the change in control transaction for each share subject to a stock award, performance unit or other equity-based award or (iii) in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price.

A change in control under our equity incentive plan occurs if:

●	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, at least 50% of the total combined voting power of our outstanding securities;

●	we merge into another entity, unless the holders of our voting securities immediately prior to the merger have more than 50% of the combined voting power of the securities in the merged entity or its parent;

●	we sell or dispose of all or substantially all of our assets, other than a sale or disposition to any entity more than 50% of the combined voting power and common stock of which is owned by our stockholders immediately before the sale or disposition; or

●	during any period of two consecutive years, individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of our board of directors.

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under our equity incentive plan could be treated as parachute payments. In that event, our equity incentive plan provides that the plan benefits, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the recipient to receive greater after-tax benefits. The benefits under our equity incentive plan and other plans and agreements will not be reduced, however, if the recipient will receive greater after-tax benefits (taking into account the 20% excise tax payable by the recipient) by receiving the total benefits. Our equity incentive plan also provides that these provisions do not apply to a participant who has an agreement with us providing that the individual is entitled to indemnification from us for the 20% excise tax. Neither of our named executive officers has such an agreement providing for the indemnification of the 20% excise tax.

Amendment; Termination

Our board of directors may amend or terminate our equity incentive plan at any time, provided that no amendment may adversely impair the rights of participants under outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or NYSE requirements. Our stockholders also must approve any amendment that materially increases the benefits accruing to participants under our equity incentive plan, materially increases the aggregate number of shares of Class A common stock that may be issued under our equity incentive plan (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or materially modifies the requirements as to eligibility for participation in our equity incentive plan. Unless terminated sooner by our board of directors or extended with stockholder approval, our equity incentive plan will terminate on the day before the tenth anniversary of the date our board of directors adopts our equity incentive plan.

401(k) Plan

We do not maintain any retirement plans for our employees, including the named executive officers.

Employee Stock Purchase Plan

We have adopted the Postal Realty Trust, Inc. 2019 Employee Stock Purchase Plan, or the ESPP, that allows our employees to purchase shares of our Class A common stock at a discount. A total of 100,000 shares of Class A common stock are reserved for sale and authorized for issuance under the ESPP. As of the date of this prospectus we have sold 3,538 shares under the ESPP. The Code permits us to provide up to a 15% discount on the lesser of the fair market value of such shares of stock at the beginning of the offering period and the code of the offering period.

Director Compensation

We made initial one-time grants of restricted shares of our Class A common stock to our non-employee directors upon completion of our initial public offering under our equity incentive plan in amounts equal to the following dollar amounts divided by the public offering price in our initial public offering:

Mr. Donahoe	$250,000
Mr. Lefkowitz	$150,000
Ms. Gural-Senders	$25,000
Mr. Feingold	$25,000

These restricted shares of our Class A common stock will vest ratably over a three year period beginning on the first anniversary of the date of grant.

Additionally, each of our non-employee directors receive the following as compensation for services as a director, as applicable:

●	an annual cash retainer of $25,000;

●	an annual equity retainer of $50,000;

●	an additional annual cash retainer of $100,000 to our Independent Chairman of the Board;

●	an additional annual cash retainer of $20,000 to our audit committee chair;

●	an additional annual cash retainer of $10,000 to our corporate governance and compensation committee chair; and

●	an additional annual cash retainer of $5,000 to each member of a committee.

For the twelve months following completion of our initial public offering, each of our non-employee directors elected to receive restricted shares of our Class A common stock in lieu of the cash amounts described above that were issued upon completion of our initial public offering and will vest one year following issuance. The number of restricted shares of our Class A common stock issued was equal to the aggregate amount of the cash amounts described above divided by $17.00, the public offering price in our initial public offering. Because our non-employee directors elected to receive all of their cash retainers and other cash compensation as described above in the form of restricted shares of Class A common stock with a one year restriction period, the number of restricted shares of Class A common stock was increased by 20% under our Alignment of Interest Program.

Mr. Spodek, our chief executive officer, does not receive compensation for his service as a director. All members of our board of directors will be reimbursed for their reasonable costs and expenses incurred in attending our board meetings.

The following table sets forth information regarding 2019 compensation for each of our non-employee directors. The only fees earned or paid in cash to the directors in 2019 were related to their service as directors of the Company.

	Fees Earned in Cash
	Fees Paid in Cash(1)	Fees Paid in Stock(2)	Stock Awards		All Other Compensation	Total Compensation
Mr. Donahoe	$—	$81,205	$374,794	(3)	—	$455,999
Mr. Lefkowitz	$—	$31,233	$228,772	(4)	—	$260,005
Ms. Gural-Senders	$—	$18,740	$92,264	(5)	—	$111,004
Mr. Feingold	$—	$24,986	$98,018	(6)	—	$123,004

1)	Each non-employee director elected to acquire restricted shares of Class A common stock in lieu of cash fees for the twelve months following completion of our initial public offering.

2)	Mr. Donahoe, Mr. Lefkowitz, Ms. Gural-Senders and Mr. Feingold were issued 7,647, 2,941, 1,765 and 2,353 restricted shares of Class A common stock, respectively, in the aggregate, in lieu of cash fees for the twelve-month period following completion of our initial public offering. The amount above represents each non-employee directors’ prorated cash fees earned for 2019, which equal 4,777, 1,837, 1,102 and 1,470 restricted shares of Class A common stock granted to Mr. Donahoe, Mr. Lefkowitz, Ms. Gural-Senders and Mr. Feingold, respectively. In addition, pursuant to our Alignment of Interest Program described below, a non-employee director electing to receive restricted shares of Class A common stock in lieu of cash fees is entitled to additional restricted shares of Class A common stock in an amount based upon the duration of a restriction period as further described in Footnotes 3 to 6 below.

3)	Includes: (i) 14,706 restricted shares of Class A common stock granted in a one-time award upon the closing of our initial public offering that are subject to an three-year vesting schedule whereby one-third of such restricted shares of Class A common stock will vest on each anniversary of the date of grant, subject to continued service; (ii) 2,941 restricted shares of Class A common stock, representing equity award to Mr. Donahoe that are subject to an three-year vesting schedule whereby one-third of such restricted shares of Class A common stock will vest on each anniversary of the date of grant, subject to continued service; (iii) 2,870 restricted shares of Class A common stock representing the remaining cash fees that Mr. Donahoe elected to receive in the form of restricted shares of Class A common stock (refer to footnote 2); and (iv) an additional 1,529 restricted shares of Class A common stock in accordance with our Alignment of Interest Program, with such restricted shares of Class A common stock subject to a one-year restricted period. The amount shown in the table represents the grant date fair value determined in accordance with FASB ASC Topic 718. The aggregate number of restricted shares of Class A common stock outstanding at December 31, 2019, including those issued in lieu of cash fees, held by Mr. Donahoe was 26,823.

4)	Includes: (i) 8,824 restricted shares of Class A common stock granted in a one-time award upon the closing of our initial public offering that are subject to an three-year vesting schedule whereby one-third of such restricted shares of Class A common stock will vest on each anniversary of the date of grant, subject to continued service; (ii) 2,941 restricted shares of Class A common stock, representing equity award to Mr. Lefkowitz that are subject to an three-year vesting schedule whereby one-third of such restricted shares of Class A common stock will vest on each anniversary of the date of grant, subject to continued service; (iii) 1,104 restricted shares of Class A common stock representing the remaining cash fees that Mr. Lefkowitz elected to receive in the form of restricted shares of Class A common stock (refer to footnote 2); and (iv) an additional 588 restricted shares of Class A common stock in accordance with our Alignment of Interest Program, with such restricted shares of Class A common stock subject to a one-year restricted period. The amount shown in the table represents the grant date fair value determined in accordance with FASB ASC Topic 718. The aggregate number of restricted shares of Class A common stock outstanding at December 31, 2019, including those issued in lieu of cash fees, held by Mr. Lefkowitz was 15,294.

5)	Includes: (i) 1,471 restricted shares of Class A common stock granted in a one-time award upon the closing of our initial public offering that are subject to an three-year vesting schedule whereby one-third of such restricted shares of Class A common stock will vest on each anniversary of the date of grant, subject to continued service; (ii) 2,941 restricted shares of Class A common stock, representing equity award to Ms. Gural-Senders that are subject to an three-year vesting schedule whereby one-third of such restricted shares of Class A common stock will vest on each anniversary of the date of grant, subject to continued service; (iii) 663 restricted shares of Class A common stock representing the remaining cash fees that Ms. Gural-Senders elected to receive in the form of restricted shares of Class A common stock (refer to footnote 2); and (iv) an additional 353 restricted shares of Class A common stock in accordance with our Alignment of Interest Program, with such restricted shares of Class A common stock subject to a one-year restricted period. The amount shown in the table represents the grant date fair value determined in accordance with FASB ASC Topic 718. The aggregate number of restricted shares of Class A common stock outstanding at December 31, 2019, including those issued in lieu of cash fees, held by Ms. Gural-Senders was 6,530.

6)	Includes: (i) 1,471 restricted shares of Class A common stock granted in a one-time award upon the closing of our initial public offering that are subject to an three-year vesting schedule whereby one-third of such restricted shares of Class A common stock will vest on each anniversary of the date of grant, subject to continued service; (ii) 2,941 restricted shares of Class A common stock, representing equity award to Mr. Feingold that are subject to an three-year vesting schedule whereby one-third of such restricted shares of Class A common stock will vest on each anniversary of the date of grant, subject to continued service; (iii) 883 restricted shares of Class A common stock representing the remaining cash fees that Mr. Feingold elected to receive in the form of restricted shares of Class A common stock (refer to footnote 2); and (iv) an additional 471 restricted shares of Class A common stock in accordance with our Alignment of Interest Program, with such restricted shares of Class A common stock subject to a one-year restricted period. The amount shown in the table represents the grant date fair value determined in accordance with FASB ASC Topic 718. The aggregate number of restricted shares of Class A common stock outstanding at December 31, 2019, including those issued in lieu of cash fees, held by Mr. Feingold was 7,236.

Under our Alignment of Interest Program, in 2019, each non-employee director had the opportunity to elect to take all or a portion of their cash retainers and other cash compensation in the form of LTIP units or restricted shares of our Class A common stock, or a mix of both. The number of LTIP units or restricted shares was determined on the same basis as for the named executive officers, with the number of LTIP units or restricted shares of Class A common stock granted determined on the basis of a multiple of the compensation deferred and the length of the restriction period selected by the director. Each director who made this election was awarded additional LTIP units or restricted shares Class A common stock, at no additional cost to the director, equal to (i) the number of LTIP units or restricted shares awarded in lieu of the cash retainer(s), multiplied by (ii) a restriction multiple determined by the restriction period the director elected, according to the following table:

Duration of Restriction Period	Restriction Multiple
1 year	0.2	x
2 years	0.4	x
3 years	0.6	x

(1)	The number of additional LTIP units or restricted shares of Class A common stock under the Alignment of Interest Program for 2019 was equal to the original number of LTIP units or restricted shares of Class A common stock determined above multiplied by the restriction multiple based on the duration of the restriction period selected by the director.

The restriction period subjects the LTIP units or restricted shares of Class A common stock obtained in lieu of cash compensation, as applicable, and the additional LTIP units or restricted shares awarded based on the restriction multiple to the risk of forfeiture in the event a director voluntarily resigns or is no longer a director for any reason on the vesting date. During the restricted period, the restricted shares may not be sold, assigned, pledged or otherwise transferred. Accordingly, for example, if a non-employee director elects to receive LTIP units or restricted shares of Class A common stock in lieu of cash compensation that is equivalent in value to 1,000 shares of Class A common stock and the director elects a three-year restriction period, the non-employee director would receive the 1,000 LTIP units or restricted shares of Class A common stock in lieu of the director’s cash compensation plus 600 additional LTIP units or restricted shares of Class A common stock for electing to a three-year restriction period, resulting in receipt of a total of 1,600 LTIP units or restricted shares of Class A common stock, as applicable, all of which would be vest on the third anniversary of the date of grant if the director remains a director as of the vesting date. All of the LTIP units or restricted shares of Class A common stock granted however, would be forfeited if such non-employee director voluntarily resigns or is no longer a director for any reason on the vesting date. Subject to the risk of forfeiture and transfer restrictions, the non-employee directors will have the right to vote and receive dividends or other distributions on the unvested LTIP units and restricted shares of Class A common stock granted under the Alignment of Interest Program prior to vesting.

Equity Compensation Plan Information

The following table provides information as of December 31, 2019 with respect to shares of our Class A common stock that may be issued under our existing equity compensation plans, our equity incentive plan and our ESPP.

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (excluding column (a))(2)
Equity compensation plans approved by security holders	120,003	NA	372,734

(1)	The weighted-average exercise price does not reflect the shares of Class A common stock for which LTIP units may be redeemed (assuming that they have first been converted into OP Units), since LTIP units have no exercise price. Other than LTIP units, there were no outstanding options, warrants or rights under our equity incentive plan as of December 31, 2019.

(2)	Includes 100,000 shares available for issuance under the ESPP. On January 3, 2020, 3,538 shares were issued for the purchase period of July 1, 2019 to December 30, 2019. The purchase price (and therefore the number of shares to be purchased) under the current purchase period ending June 30, 2020 will not be determined until the end of the purchase period.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Formation Transactions

Of the 271 postal properties that we acquired upon completion of the formation transactions, 190 were owned by UPH and the Spodek LLCs in which Mr. Spodek owned substantially all of the equity interests. Mr. Spodek and his affiliates entered into agreements with us and our operating partnership, pursuant to which they merged and contributed their interests in UPH, the Spodek LLCs and NPM to us or our operating partnership in exchange for cash, shares of our Class A common stock and Voting Equivalency stock and OP units. In addition, Mr. Spodek’s mother owned interests in 72 of the 81 post office properties that we acquired from (i) joint ventures between either Mr. Spodek or his family members and their joint venture partners and (ii) tenancy-in-common structures between Mr. Spodek’s mother and unrelated third parties, which we refer to as the “Acquisition Properties,” that we acquired for cash in the formation transactions and Mr. Spodek owned interests in nine of the 81 Acquisition Properties that we acquired for cash in the formation transactions. These agreements were not negotiated on an arms’ length basis and may not have been as favorable to us as agreements negotiated on an arms’ length basis.

Twenty-one of our initial properties that we acquired in the formation transactions from Mr. Spodek and his affiliates were acquired by Mr. Spodek and his affiliates within the past two years. The purchase prices for the Acquisition Properties acquired in 2018 and 2019 were the approximate acquisition costs of Mr. Spodek and his affiliates for these properties, and Mr. Spodek received reimbursement of preformation capital expenditures from the operating partnership that is approximately equal to the acquisition cost of the Predecessor Properties acquired within the last two years.

We did not obtain independent third-party appraisals of the Predecessor Properties or the Acquisition Properties. Accordingly, there can be no assurance that the fair market value of the cash, Class A common stock and Voting Equivalency stock and OP units that we paid and issued to Mr. Spodek and his family members and affiliates did not exceed the fair market value of the properties and other assets acquired by us in the formation transactions. Accordingly, the value of the cash, common stock and OP units that we paid and issued as consideration for the properties and assets acquired by us in the formation transactions may have exceeded their aggregate fair market value and did exceed their aggregate historical combined net tangible book value of approximately $(2.9) million as of December 31, 2018.

We issued 27,206 shares of our Voting Equivalency stock to an entity controlled by Mr. Spodek as part of our formation transactions. Each outstanding share of Voting Equivalency stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Voting Equivalency stock vote together as a single class and receive the same dividends per share. Shares of Voting Equivalency stock are convertible into shares of Class A common stock, (i) on a one-for-one basis, at the election of the holder at any time and (ii) will automatically convert into shares of Class A common stock on a one-for-one basis upon an attempted transfer to anyone other than a permitted transferee in accordance with the terms of our charter. Additionally, one share of Voting Equivalency stock will automatically convert into one share of Class A common stock for each 49 Spodek Initial OP Units transferred (including by the exercise of redemption rights afforded with respect to OP Units) to a person other than a permitted transferee. See “Description of Capital Stock—Common Stock—Conversion Rights.” Our Voting Equivalency stock is designed to provide Mr. Spodek and his affiliates voting rights proportional to their economic interest in our company as if they had exchanged all of their OP units for shares of Class A common stock. Pursuant to his ownership of Class A common stock and Voting Equivalency stock, Mr. Spodek and his affiliates currently hold approximately 30.0% of the combined voting power of our outstanding common stock and will hold approximately      % upon completion of this offering (approximately      % if the underwriters’ option to purchase additional shares is exercised in full).

Property Management

Affiliates of Mr. Spodek continue to own interests in certain postal properties that were not acquired by us in the formation transactions. These interests include interests in the 403 properties for which we provide third party property management services. As a result of these ownership interests and the property management agreements, Mr. Spodek has conflicts of interests with respect to these agreements.

Partnership Agreement

Mr. Spodek and his affiliates who received OP units in the formation transactions are limited partners in our operating partnership. See “Description of the Partnership Agreement of Postal Realty LP.” Mr. Spodek and his affiliates currently own 53.6%, and will own approximately %, of the outstanding OP units, including LTIP units (or approximately % if the underwriters’ option to purchase additional shares is exercised in full).

Pursuant to the amended and restated partnership agreement of our operating partnership, limited partners of our operating partnership and some assignees of limited partners have the right, beginning 12 months after the completion of the formation transactions, to require our operating partnership to redeem part or all of their OP units for cash equal to the then-current market value of an equal number of shares of our Class A common stock (determined in accordance with and subject to adjustment under the partnership agreement) or, at our election, for shares of our Class A common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled “Description of Capital Stock— Restrictions on Ownership and Transfer.”

Registration Rights

Pursuant to the terms of the amended and restated partnership agreement of our operating partnership and the terms of the merger agreement pursuant to which we acquired UPH, we agreed to use commercially reasonable efforts to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act, a registration statement registering the issuance and resale of the common stock issuable upon redemption of the OP units and the resale of the Class A common stock issued in the formation transactions and issuable upon conversion of shares of Voting Equivalency stock issued to Mr. Spodek and certain of his affiliates in the formation transactions. We will agree to pay all of the expenses relating to such registration statements. See “Shares Eligible for Future Sale—Registration Rights.”

Tax Protection Agreements

We entered into tax protection agreements that provide benefits to Mr. Spodek and his affiliates. Pursuant to the tax protection agreements, it is anticipated that the total amount of taxable built in gain on the protected contributed properties and other assets will be approximately $24.4 million. Such indemnification obligations could result in aggregate payments by us to Mr. Spodek and his affiliates of up to $17.7 million. For a description of these tax protection agreements, see “Structure and Formation of Our Company—Tax Protection Agreements.”

Reimbursement of Pre-closing Transaction Costs

In connection with our initial public offering, Mr. Spodek and certain of his affiliates, including The Postal Group LLC, funded on our behalf approximately $4.1 million for organizational, legal, accounting and similar expenses, including consulting fees, in connection with this offering and the formation transactions. We reimbursed Mr. Spodek and his affiliates for these expenses.

Advisory Services

Huntington Road Advisors LLC, an advisory firm owned and controlled by Barry Lefkowitz, one of our independent directors and the Chair of our audit committee, entered into an advisory agreement with The Postal Group, LLC, an entity wholly-owned by Mr. Spodek and Mr. Spodek’s mother, pursuant to which Huntington Road Advisors LLC was paid a retainer of $10,000 per month beginning in February 2017 in exchange for certain advisory services in connection with Mr. Spodek’s decision to form our company and to pursue our formation transactions and our initial public offering. Neither Mr. Spodek nor his mother was reimbursed for these expenses and we have been advised by Mr. Spodek and Mr. Lefkowitz that the advisory services arrangement terminated in March 2019.

Related Party Lease

On May 17, 2019, we entered into a lease for office space in Cedarhurst, New York with an entity affiliated with Mr. Spodek, our chief executive officer, or the Lease. Pursuant to the Lease, the monthly rent is $15,000 subject to escalations. The term of the Lease is five years commencing on May 17, 2019 and will expire on May 16, 2024. For the year ended December 31, 2019, rent expense was $0.1 million and was recorded in general and administrative expenses in the consolidated and combined consolidated statements of operations.

Indemnification

Our charter provides that we will indemnify our directors and officers, and we have entered into an indemnification agreement with each of our executive officers and directors, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors, or in certain other capacities, to the maximum extent permitted by Maryland law. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Directors’ and Officers’ Liability and Indemnification.”

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. Consistent with our policy to acquire assets for both income and capital gain, our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We pursue our investment objectives primarily through the ownership by our operating partnership of our portfolio of properties and other acquired properties and assets. We currently invest primarily in post office properties. Future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing post office or other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

While our portfolio consists of, and our business objectives emphasize, equity investments in post office properties, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in mortgages secured by post office properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. We do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in our best interests. The tax consequences to our directors and executive officers who hold OP units resulting from a proposed disposition of a property may influence their decision as to the desirability of such proposed disposition. See “Risk Factors—Risks Related to Our Organizational Structure—Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.”

Financings and Leverage Policy

In the future, we anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or nonrecourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our Class A common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional OP units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing Class A common stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of capital stock or operating partnership units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our Class A common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our Class A common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their oversight and management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Maryland law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company. Our officers and certain of our directors will be limited partners of our operating partnership.

Mr. Spodek and his family members retained ownership interests in certain postal properties that were not contributed to us in our formation transactions, including 403 postal properties currently managed by PRM. We have a right of first offer to acquire 253 of these postal properties. See “Business and Properties – Right of First Offer.” We may have conflicts of interest with Mr. Spodek as a result of these ownership interests and ongoing right of first offer, Mr. Spodek and his family members will have conflicts of interest. See “Risk Factors—Risks Related to Our Organizational Structure—We may pursue less vigorous enforcement of terms of the contribution and other agreements with Mr. Spodek and his family members because of our dependence on Mr. Spodek and conflicts of interest.”

Under Delaware law, a general partner of a Delaware limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Delaware law consistently with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our board of directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners. The duty of care requires a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law, and this duty may not be unreasonably reduced by the partnership agreement.

The partnership agreement provides that we are not liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no obligation or liability of the general partner will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Sale or Refinancing of Properties

Upon the sale of certain of our properties, certain unitholders could incur adverse tax consequences which are different from the tax consequences to us and to holders of our Class A common stock. Consequently, unitholders may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.

While we have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of our board of directors. In addition, our operating partnership has agreed to indemnify certain limited partners, including certain of our executive officers, employees and directors, for their tax liabilities (plus an additional amount equal to the taxes incurred as a result of such indemnity payment) attributable to their share of the built-in gain, as of the closing of the formation transactions, with respect to their interest in the tax protected properties.

Policies Applicable to All Directors and Officers

Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We have adopted policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. This policy provides that the audit committee of our board of directors will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party before approving such transaction. We have adopted a code of business conduct and ethics, which provides that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. See “Management—Code of Business Conduct and Ethics.” However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

In addition, our management team retained ownership interests in certain properties that were not contributed to us in our formation transactions. These interests include interests in 403 post office properties owned by Mr. Spodek, his family members and their partners that were not acquired by us as part of our formation transactions. We currently provide property management services to certain of these properties. See “Our Business and Properties—Our Opportunity —Property Management.” As a result of these ownership interests and option and property management agreements, our management team has conflicts of interests when deciding whether to take any action under these agreements.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that seeks to identify and mitigate conflicts of interest between our employees, directors and officers and our company. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation, firm or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

●	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

●	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

●	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Delaware law (where our operating partnership is formed), we, as general partner, have a fiduciary duty of loyalty to our operating partnership and its partners and, consequently, such transactions also are subject to the duties that we, as general partner, owe to the operating partnership and its limited partners (as such duty has been modified by the partnership agreement). We also adopted a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies With Respect To Other Activities

We have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Postal Realty LP” we expect, but are not obligated, to issue Class A common stock to holders of OP units upon some or all of their exercises of their redemption rights. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series that we have authority to issue and our board of directors, without stockholder approval, has the authority to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interests to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We make available to our stockholders annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Entities

Our Company

We were formed as a Maryland corporation in November 2018 and commenced operations upon completion of our initial public offering and related formation transactions on May 17, 2019. We conduct our business through a traditional UPREIT structure in which our properties are owned by our operating partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and, upon completion of this offering, will own approximately % of the outstanding OP units, including LTIP units. Our board of directors oversees our business and affairs.

Our Operating Partnership

Our operating partnership was formed as a Delaware limited partnership in November 2018 and commenced operations upon completion of our initial public offering and related formation transactions on May 17, 2019. Substantially all of our assets are held by, and our operations are conducted through, our operating partnership. As the sole general partner of our operating partnership, we generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Postal Realty LP.” In the future, we may issue additional OP units or preferred OP units of limited partnership interest in our operating partnership, or preferred OP units, from time to time in connection with property acquisitions, compensation or otherwise.

PRM

Our TRS, PRM, conducts our third party fee-based property management, consulting and advisory business, providing property management services for 403 postal properties currently owned by affiliates of Mr. Spodek. PRM also provides any noncustomary services to our tenant that we cannot provide consistent with our REIT qualification. PRM and any other TRS we may form will be subject to federal, state and local corporate income taxes.

Our Structure

The following diagram depicts our expected structure upon completion of this offering. Our operating partnership owns the properties in our portfolio directly and indirectly through subsidiaries.

Formation Transactions

Simultaneously with the closing of our initial public offering, we acquired, pursuant to contribution agreements, purchase agreements or merger agreements, (i) the business and assets of NPM from Mr. Spodek and his affiliates in exchange for 250,000 Spodek Initial OP Units, (ii) UPH, which owned 140 properties, from Mr. Spodek in exchange for 637,058 shares of our Class A common stock and 27,206 shares of our Voting Equivalency stock, (iii) 50 properties from the Spodek LLCs in exchange for 1,083,112 OP units and $1.9 million in cash, and (iv) 81 properties from third parties for $26.9 million in cash. We engaged in the formation transactions to (a) consolidate the ownership of our initial properties into our operating partnership; (b) facilitate our initial public offering; (c) enable us to raise necessary capital to repay then existing and future indebtedness related to certain properties in our portfolio; (d) enable us to qualify as a REIT commencing with our taxable year ended December 31, 2019; and (e) preserve the tax position of certain continuing investors. As a result of the formation transactions, we own 100% of the interests of our 271 initial properties and, through the acquisition of the business and assets of NPM, our taxable REIT subsidiary, PRM, continues to manage 403 properties owned by affiliates of Mr. Spodek pursuant to management agreements with the property owners.

Tax Protection Agreements

Under the Code, taxable gain recognized upon a sale of an asset contributed to a partnership must be allocated to the contributing partner, or original contributor, in a manner that takes into account the variation between the tax basis and the fair market value of the asset at the time of the contribution. This requirement may result in a significant allocation of taxable gain to the original contributor without an increased cash distribution. In addition, when a partner contributes an asset subject to a liability to a partnership, any reduction in the partner’s share of partnership liabilities that exceeds the partner’s adjusted tax basis in the partnership would result in taxable gain to the partner.

In connection with the formation transactions, we entered into tax protection agreements that provide benefits to Mr. Spodek and his affiliates (collectively, the “protected parties”, and each in such capacity, a “protected party”). See “Certain Relationships and Related Transactions—Tax Protection Agreements.” These agreements are intended to protect the protected party against the tax consequences described above. If we dispose of any interest in the protected properties in a taxable transaction within ten years of the closing of our initial public offering, then we will indemnify the protected parties for their tax liabilities attributable to the built-in gain that exists with respect to such properties as of the time of our initial public offering and the tax liabilities incurred as a result of such tax protection payment. Pursuant to the tax protection agreements, it is anticipated that the total amount of protected built in gain on the protected properties and other assets will be approximately $24.4 million. Such indemnification obligations could result in aggregate payments of up to $17.7 million. The amount of tax is calculated without regard to any deductions, losses or credits that may be available. With respect to each of the protected properties, the tax indemnities described above will not apply to a disposition of a protected property if such disposition constitutes a “like-kind exchange” under section 1031 of the Code, an involuntary conversion under section 1033 of the Code, or another transaction (including, but not limited to, (i) a contribution of property that qualifies for the non-recognition of gain under sections 721 or 351 of the Code or (ii) a merger or consolidation of our operating partnership with or into another entity that qualifies for taxation as a partnership for federal income tax purposes) if such transaction does not result in the recognition of taxable income or gain to a contributor with respect to its OP units. In the case of the exception discussed in the preceding sentence, the tax protection then would apply to the replacement property (or the partnership interest) received in the transaction, to the extent that the sale or other disposition of that replacement asset would result in the recognition of any of the built-in gain that existed for that property at the time of our formation transactions.

In addition, the tax protection agreements provide that the operating partnership will offer certain protected parties the opportunity to guarantee debt, or, alternatively, to enter into a deficit restoration obligation, for ten years from the closing of our initial public offering in a manner intended to provide an allocation of operating partnership liabilities to the partner for federal income tax purposes. Such limited partners guarantee debt in the amount of approximately $2.9 million. In addition to any guarantee opportunities provided immediately upon the completion of the formation transactions and our initial public offering, this opportunity will also be offered upon certain future repayments, retirements, refinancings or other reductions (other than scheduled amortization) of the currently outstanding liabilities of the entities that held those properties prior to the formation transactions during the ten years following the closing of our initial public offering. If we fail to make such opportunities available, we will be required to deliver to each such contributor a cash payment intended to approximate the contributor’s tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment.

Any protected party that guarantees debt of the operating partnership pursuant to the tax protection agreement will be responsible, under certain circumstances, for the repayment of the guaranteed amount to the lender in the event that the lender would otherwise recognize a loss on the loan, such as, for example, if property securing the loan was foreclosed and the value was not sufficient to repay a certain amount of the debt. Likewise, a contributor that enters into a deficit restoration obligation will be required to pay the operating partnership an amount of cash equal to all or part of its deficit book capital account upon the liquidation of the operating partnership. If the operating partnership fails to offer these original contributors the opportunity to guarantee such debt or to enter into a deficit restoration obligation, the operating partnership will be required to deliver to each original contributor who was not offered the opportunity to guarantee debt or enter into a deficit restoration obligation a cash payment intended to approximately compensate for the tax liability resulting from the operating partnership’s failure to make this opportunity available and tax liabilities increased as a result of such payment.

The tax protection agreements benefit certain of the holders of our OP units by assisting them in continuing to defer federal income taxes.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF POSTAL REALTY LP

The following summarizes the material terms of the agreement of limited partnership of our operating partnership, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Management

We are the sole general partner of our operating partnership, a Delaware limited partnership. We conduct substantially all of our operations and make substantially all of our investments through our operating partnership. Pursuant to the partnership agreement, we, as the general partner, will have full, complete and exclusive responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees, to make distributions to partners and to cause changes in our operating partnership’s business activities.

Transferability of Interests

Holders of OP units may not transfer their units without our consent, as general partner of the operating partnership. We may not engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction that results in a change in control of our company unless:

●	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or our subsidiaries);

●	as a result of such transaction, all limited partners (other than our company or our subsidiaries) will receive, or have the right to receive, for each OP unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property paid in the transaction to a holder of one of our shares of Class A common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding Class A common stock, each holder of OP units (other than those held by our company or our subsidiaries) shall be given the option to exchange its OP units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer Class A common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

●	we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or our subsidiaries) receive for each OP unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property received in the transaction by a holder of one of our shares of Class A common stock.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than OP units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for OP units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement, including those of the general partner, and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

As the general partner of the operating partnership, we may (i) transfer all or any portion of its general partnership interest to (A) a wholly-owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner, and (ii) engage in a transaction required by law or by the rules of any national securities exchange or OTC interdealer quotation system on which our Class A common stock is listed.

We, through a wholly-owned subsidiary serving as the general partner, without the consent of the limited partners, may (i) merge or consolidate our operating partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of our operating partnership in a transaction pursuant to which the limited partners (other than us or any of our subsidiaries) receive consideration as set forth above.

Capital Contributions

We will contribute, directly, to our operating partnership substantially all of the net proceeds of this offering as a capital contribution in exchange for OP units. Upon completion of this offering and the contribution of the net proceeds of this offering to our operating partnership, we will own an approximate  % ( % if the underwriters exercise their option to purchase additional shares in full) partnership interest in our operating partnership. The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the net proceeds of any future offering of common or preferred equity securities as additional capital to our operating partnership. If we contribute additional capital to our operating partnership, we will receive additional OP units or preferred OP units, as applicable, and our percentage interest of OP units or preferred OP units will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our operating partnership, the general partner will revalue the property of our operating partnership to its fair market value (as determined by the general partner) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by the general partner) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests we own as the general partner.

Redemption Rights

Pursuant to the partnership agreement, limited partners, other than us, have redemption rights, which enable them to cause our operating partnership to redeem their OP units in exchange for cash or, at our operating partnership’s option, for shares of our Class A common stock on a one-for-one basis, commencing one year from the date of issuance of such units. Redemptions will generally occur only on the first day of each calendar quarter. Limited partners must submit an irrevocable notice to our operating partnership of the intention to be redeemed no less than 60 days prior to the redemption date, and each limited partner must submit for redemption at least 1,000 OP units or, if such limited partner holds less than 1,000 OP units, all the OP units owned by such limited partner. The number of shares of Class A common stock issuable upon redemption of OP units held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of Class A common stock to the redeeming limited partner would:

●	result in any person owning, directly or indirectly, shares of Class A common stock in excess of the stock ownership limit in our charter;

●	result in our being owned by fewer than 100 persons (determined without reference to any rules of attribution);

●	result in our being “closely held” within the meaning of Section 856(h) of the Code;

●	cause us to fail to qualify as a REIT under the Code; or

●	cause the acquisition of Class A common stock by such redeeming limited partner to be “integrated” with any other distribution of Class A common stock or OP units for purposes of complying with the registration provisions of the Securities Act.

The general partner may, in its sole and absolute discretion, waive certain of these restrictions.

The partnership agreement requires that our operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

Partnership Expenses

In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally pays all of our administrative costs and expenses, including:

●	all expenses relating to our continuity of existence and our subsidiaries’ operations;

●	all expenses relating to offerings and registration of securities;

●	all expenses associated with any repurchase by us of any securities;

●	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;

●	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

●	all administrative costs and expenses, including salaries and other payments to directors, officers or employees;

●	all expenses associated with any 401(k) plan, incentive plan, bonus plan or other plan providing compensation to our employees;

●	all expenses incurred by us relating to any issuance or redemption of OP units; and

●	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to properties that, in the future, may be owned by us directly rather than by our operating partnership or its subsidiaries.

General Partner Duties

Our directors and officers have duties under applicable Maryland law. At the same time, we, as the general partner of our operating partnership, have fiduciary duties under applicable Delaware law to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us. The partnership agreement provides that in the event of a conflict between the interests of our stockholders, on the one hand, and the limited partners of the operating partnership, on the other hand, as general partner we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that so long as we own a controlling interest in the operating partnership, any such conflict that we, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders and we shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

Distributions

The partnership agreement provides that our operating partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of our operating partnership’s property in connection with the liquidation of our operating partnership) at such time and in such amounts as determined by the general partner in its sole discretion, to us and the other limited partners in accordance with their respective percentage interests in our operating partnership.

Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with their respective positive capital account balances.

LTIP Units

LTIP units are a class of operating partnership units and will receive the same quarterly per-unit profit distributions as the outstanding OP units. LTIP units do not have full parity with other outstanding OP units with respect to liquidating distributions. Generally, under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the last revaluation of our operating partnership assets until such event will be allocated first to the LTIP unit holders to equalize the capital accounts of such holders with the capital account of the general partner on a per-OP unit basis. Upon equalization of the capital accounts of the LTIP unit holders with the capital account of the general partner on a per-OP unit basis, the LTIP units will achieve full parity with our other OP units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units at any time, and thereafter enjoy all the rights of such units, including redemption rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value for a given number of vested LTIP units will be less than the value of an equal number of shares of our Class A common stock.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally are allocated to us and the other limited partners in accordance with the preferences among classes and the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, the general partner shall have the authority to elect the method to be used by our operating partnership for allocating items with respect to (i) the difference between our Predecessor’s adjusted tax basis in our portfolio and the proceeds of this offering that we will contribute to our operating partnership in exchange for OP units and (ii) contributed property acquired for OP units for which fair market value differs from the adjusted tax basis at the time of contribution. Any such election shall be binding on all partners. Upon the occurrence of certain specified events, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to the LTIP units to equalize the capital accounts of such holders with the capital accounts of the holders of the other outstanding units in our operating partnership.

Registration Rights

We have granted those persons who received OP units and shares of Class A common stock issued in the formation transactions and issuable upon conversion of Voting Equivalency stock issued in the formation transactions certain registration rights with respect to those shares of our Class A common stock that may be issued, including in connection with the exercise of the redemption rights under the partnership agreement or upon conversion of the Voting Equivalency stock.

Following the date on which we become eligible to use a registration statement on Form S-3 for the registration of securities and subject to certain further conditions as set forth in our operating partnership’s partnership agreement, we will be obligated to use our commercially reasonable efforts to file a shelf registration statement covering the issuance and resale of Class A common stock received by limited partners upon redemption of their OP units and the resale of the Class A common stock issued in the formation transactions and issuable upon conversion of shares of and Voting Equivalency Stock (collectively, the “Registrable Securities”). In furtherance of such registration rights, we have also agreed as follows:

●	to use our commercially reasonable efforts to have the registration statement declared effective;

●	to use our commercially reasonable efforts to keep the registration statement continuously effective (including the preparation and filing of any amendments and supplements necessary for that purpose) until the earlier of (i) the date that is two (2) years after the date of the effectiveness of the registration statement, (ii) the date on which all the Registrable Securities registered in the registration statement are eligible for sale without registration pursuant to Rule 144 (or any successor provision) under the Securities Act without volume limitations or other restrictions on transfer thereunder, or (iii) the date on which all the Registrable Securities registered by the registration statement are sold,

●	to furnish to limited partners these holder of our shares of Class A common stock prospectuses, supplements, amendments, and such other documents reasonably requested by them;

●	to register or qualify such shares under the securities or blue sky laws of such jurisdictions within the United States as required by law;

●	to list the shares of our Class A common stock on any securities exchange or national market system upon which our shares of Class A common stock are then listed; and

●	to indemnify these parties against all losses caused by any untrue statement of a material fact contained in the registration statement, preliminary prospectus or prospectus or caused by any omission to state a material fact required to be stated or necessary to make the statements therein not misleading, except insofar as such losses are caused by any untrue statement or omission based upon information furnished to us by such parties.

Notwithstanding the foregoing, we are not required to file more than one registration statement with respect to the registration rights listed above, and, as a condition to our obligations with respect to the registration rights, each affected party will agree:

●	that, if we determine in good faith that registration of shares for resale would require the disclosure of important information that we have a business purpose for preserving as confidential, the registration rights of each such party will be suspended until we notify such party that suspension of their registration rights is no longer necessary (so long as we do not suspend their rights for more than 180 days in any 12-month period);

●	that if we propose an underwritten public offering, each such party will agree not to effect any offer, sale or distribution of our shares during the period commencing on the tenth day prior to the expected effective date of a registration statement filed with respect to the public offering or commencement date of a proposed offering and ending on the date specified by the managing underwriter for such offering; and

●	to indemnify us and each of our officers, directors and controlling persons against all losses caused by any untrue statement or omission contained in (or omitted from) any registration statement based upon information furnished to us by such party.

Subject to certain exceptions, our operating partnership will pay all expenses in connection with the exercise of registration rights under our operating partnership’s partnership agreement.

Amendments of the Partnership Agreement

We, as the general partner of the operating partnership, without the consent of the limited partners, may amend the partnership agreement in any respect; provided, however, that the following amendments require the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by us or our subsidiaries):

●	any amendment affecting the operation of the conversion factor (for holders of LTIP units) or the redemption right (except as otherwise provided in the partnership agreement) in a manner that adversely affects the limited partners in any material respect;

●	any amendment that would adversely affect the rights of the limited partners to receive the distributions payable to them under the partnership agreement, other than with respect to the issuance of additional OP units pursuant to the partnership agreement;

●	any amendment that would alter our operating partnership’s allocations of profit and loss to the limited partners, other than with respect to the issuance of additional OP units pursuant to the partnership agreement; or

●	any amendment that would impose on the limited partners any obligation to make additional capital contributions to our operating partnership.

Indemnification and Limitation of Liability

The limited partners of our operating partnership expressly acknowledge that the general partner of our operating partnership is acting for the benefit of our operating partnership, the limited partners (including us) and our stockholders collectively and that we are under no obligation to consider the separate interests of the limited partners (including, without limitation, the tax consequences to some or all of the limited partners) in deciding whether to cause our operating partnership to take, or decline to take, any actions. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand, and the limited partners of our operating partnership on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners, provided however, that so long as we own a controlling interest in our operating partnership, any such conflict that the general partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders, and neither the general partner nor our company will be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

To the extent permitted by applicable law, the partnership agreement will provide for the indemnification of the general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a court of competent jurisdiction that:

●	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

●	the indemnitee actually received an improper personal benefit in money, property or services; or

●	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, the general partner of our operating partnership, and our officers, directors, agents or employees, will not be liable for monetary damages to our operating partnership or the limited partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission so long as any such party acted in good faith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term

Our operating partnership will continue indefinitely or until sooner dissolved upon:

●	the bankruptcy, dissolution, removal or withdrawal of the general partner (unless the limited partners elect to continue the partnership);

●	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;

●	the redemption of all OP units (other than those held by us, if any) unless we decide to continue the partnership by the admission of one or more limited partners; or

●	an election by us in our capacity as the general partner.

Tax Matters

Our partnership agreement provides that the sole general partner of our operating partnership is the partnership representative of our operating partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of April 30, 2020, certain information regarding the beneficial ownership of shares of our Class A and Voting Equivalency stock and shares of Class A common stock issuable upon redemption of OP Units immediately prior to this offering for (1) each person who is the beneficial owner of 5% or more of our outstanding common stock, (2) each of our directors and named executive officers, and (3) all of our directors and named executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person holds shares of common stock as opposed to OP units is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our Class A common stock subject to options or other rights held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Postal Realty Trust, Inc., 75 Columbia Avenue, Cedarhurst, NY 11516. No shares beneficially owned by any executive officer or director have been pledged as security for a loan.

	Number of Shares of Class A Common Stock Beneficially Owned Prior to This Offering(1)		Percentage of All Shares of Class A Common Stock Prior to This Offering(2)		Number of Shares of Voting Equivalency Stock Beneficially Owned Prior to This Offering(3)	Number of Shares of Class A Common Stock and OP Units Beneficially Owned Prior to This Offering(1)(4)		Percentage of All Shares of Class A Common Stock and OP Units Prior to This Offering(5)
5% Stockholders
Royce & Associates, LP (6)	457,800		8.5%		—	457,800		*
Waterfront Capital Partners LLC (7)	400,628		7.4%		—	400,628		*
NexPoint Strategic Opportunities Fund (8)	357,117		6.6%		—	357,117		*
Directors and Executive Officers
Andrew Spodek	2,209,520	(9)	31.9	%(10)	27,206	2,209,520	(9)	26.7%
Jeremy Garber	126,527		2.3%		—	126,527		*
Patrick R. Donahoe	27,583		*		—	27,583		*
Barry Lefkowitz	15,294		*		—	15,294		*
Jane Gural-Senders	6,530		*		—	6,530		*
Anton Feingold	7,236		*		—	7,236		*
All directors and executive officers as a group (six people)	2,392,690		35.3%		27,206	2,392,690		28.9%

Represents less than 1.0% of class.

(1)	The number of shares of Class A common stock “beneficially owned” by each beneficial owner is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. Share amounts include indirect ownership through family members, trusts, corporations and/or partnerships.
(2)	Based on 5,392,906 shares of Class A common stock issued and outstanding as of April 30, 2020, unless otherwise indicated.
(3)	As of April 30, 2020, Mr. Spodek owned 100% of the outstanding shares of Voting Equivalency stock. Shares of Voting Equivalency stock are convertible into shares of Class A common stock, on a one-for-one basis, at the election of the holder at any time.
(4)	The “Number of Shares of Class A common stock and OP Units Beneficially Owned” column includes all shares in the “Number of Shares of Class A Common Stock Beneficially Owned” column plus (i) all OP Units and LTIP units owned, regardless of whether such units have vested or will vest within 60 days of May 1, 2020 and (ii) all shares of Voting Equivalency Stock beneficially owned. OP Units are redeemable by the holder for cash or, at our election, on a one-for-one basis into shares of our Class A common stock. LTIP units, subject to the satisfaction of certain conditions, may be converted on a one-for-one basis into OP Units. Unearned performance-based RSUs are not included as they are not “beneficially owned” until earned.
(5)	Based on the following, all outstanding as of April 30, 2020, (i) 5,392,906 shares of Class A common stock, (ii) 27,206 shares of Voting Equivalency stock, (iii) an aggregate of 2,640,795 OP units (other than OP units to be held by us) and (iv) 186,942 LTIP units outstanding.
(6)	The number of shares of Class A common stock in the table above and the information in this footnote are based solely on the Schedule 13G filed on January 23, 2020. The reported owner’s address is 745 Fifth Avenue, New York, NY 10151.
(7)	The number of shares of Class A common stock in the table above and the information in this footnote are based solely on the Schedule 13G filed on January 29, 2020. This reported owner’s address is 10 E. 53rd Street, 34th Floor, New York, NY 10022.

(8)	The number of shares of Class A common stock in the table above and the information in this footnote are based solely on the Schedule 13G filed on February 14, 2020. Additional reporting persons included on the Schedule 13G and deemed to be beneficial owners of such shares include: (i) NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, and James D. Dondero. The reported owner’s address is 300 Crescent Court, Suite 700, Dallas, TX 75201.
(9)	Includes (i) 667,558 shares of Class A common stock (including 30,500 shares of Class A common stock owned indirectly by Mr. Spodek through the 2016 Spodek Family Trust), (ii) 1,333,112 OP units, (iii) 27,206 shares of Voting Equivalency Stock and (iv) 181,644 LTIP units. Mr. Spodek’s OP units, LTIP units and shares of Voting Equivalency Stock all provide a right to convert such units or stock into an equivalent number of shares of Class A common stock.
(10)	Based on 6,934,868 shares of Class A common stock outstanding upon the conversion of Mr. Spodek’s OP units, LTIP units and shares of Voting Equivalency Stock into shares of Class A common stock. See footnote 9, above.

The following table sets forth, as of April 30, 2020 as adjusted to give effect to this offering, certain information regarding the beneficial ownership of shares of our Class A and Voting Equivalency stock and shares of Class A common stock issuable upon redemption of OP Units immediately following the completion of this offering for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering, (2) each of our directors and named executive officers, and (3) all of our directors and named executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person will hold shares of common stock as opposed to OP units is set forth in the footnotes below. The following tables assumes that the underwriters’ option to purchase additional shares is not exercised.

	Number of Shares of Class A Common Stock Beneficially Owned Upon Completion of This Offering(1)	Percentage of All Shares of Class A Common Stock Upon Completion of This Offering(2)	Number of Shares of Voting Equivalency Stock Beneficially Owned Upon Completion of This Offering(3)	Number of Shares of Class A Common Stock and OP Units Beneficially Owned Upon Completion of This Offering(1)(4)	Percentage of All Shares of Class A Common Stock and OP Units Upon Completion of This Offering(5)
5% Stockholders
Royce & Associates, LP (6)
Waterfront Capital Partners LLC (7)
NexPoint Strategic Opportunities Fund (8)
Directors and Executive Officers
Andrew Spodek	(9)	(10)		(9)
Jeremy Garber
Patrick R. Donahoe
Barry Lefkowitz
Jane Gural-Senders
Anton Feingold
All directors and executive officers as a group (six people)

*	Represents less than 1.0% of class.

(1)	The number of shares of Class A common stock “beneficially owned” by each beneficial owner is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. Share amounts include indirect ownership through family members, trusts, corporations and/or partnerships.
(2)	Based on shares of Class A common stock issued and outstanding as of completion of this offering, unless otherwise indicated.
(3)	As of April 30, 2020, Mr. Spodek owned 100% of the outstanding shares of Voting Equivalency stock. Shares of Voting Equivalency stock are convertible into shares of Class A common stock, on a one-for-one basis, at the election of the holder at any time.
(4)	The “Number of Shares of Class A common stock and OP Units Beneficially Owned” column includes all shares in the “Number of Shares of Class A Common Stock Beneficially Owned” column plus (i) all OP Units and LTIP units owned, regardless of whether such units have vested or will vest within 60 days of May 1, 2020 and (ii) all shares of Voting Equivalency Stock beneficially owned. OP Units are redeemable by the holder for cash or, at our election, on a one-for-one basis into shares of our Class A common stock. LTIP units, subject to the satisfaction of certain conditions, may be converted on a one-for-one basis into OP Units. Unearned performance-based RSUs are not included as they are not “beneficially owned” until earned.

(5)	Based on the following, all outstanding as of April 30, 2020, (i) 5,392,906 shares of Class A common stock, (ii) 27,206 shares of Voting Equivalency stock, (iii) an aggregate of 2,640,795 OP units (other than OP units to be held by us) and (iv) 186,942 LTIP units outstanding.
(6)	The number of shares of Class A common stock in the table above and the information in this footnote are based solely on the Schedule 13G filed on January 23, 2020. The reported owner’s address is 745 Fifth Avenue, New York, NY 10151.
(7)	The number of shares of Class A common stock in the table above and the information in this footnote are based solely on the Schedule 13G filed on January 29, 2020. This reported owner’s address is 10 E. 53rd Street, 34th Floor, New York, NY 10022.
(8)	The number of shares of Class A common stock in the table above and the information in this footnote are based solely on the Schedule 13G filed on February 14, 2020. Additional reporting persons included on the Schedule 13G and deemed to be beneficial owners of such shares include: (i) NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, and James D. Dondero. The reported owner’s address is 300 Crescent Court, Suite 700, Dallas, TX 75201.
(9)	Includes (i) 667,558 shares of Class A common stock (including 30,500 shares of Class A common stock owned indirectly by Mr. Spodek through the 2016 Spodek Family Trust), (ii) 1,333,112 OP units, (iii) 27,206 shares of Voting Equivalency Stock and (iv) 181,644 LTIP units. Mr. Spodek’s OP units, LTIP units and shares of Voting Equivalency Stock all provide a right to convert such units or stock into an equivalent number of shares of Class A common stock.
(10)	Based on 6,934,868 shares of Class A common stock outstanding upon the conversion of Mr. Spodek’s OP units, LTIP units and shares of Voting Equivalency Stock into shares of Class A common stock. See footnote 9, above.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of the securities of our company and certain terms of our charter and bylaws, but it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information”.

General

Our charter provides that we may issue up to 500,000,000 shares of Class A common stock, $0.01 par value per share, up to 27,206 shares of Voting Equivalency stock, $0.01 par value per share, and up to 100,000,000 shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series without stockholder approval; provided that our board of directors may not increase the number of shares of Voting Equivalency stock that we have authority to issue or reclassify any shares of our capital stock as Voting Equivalency stock without the approval of the holders of a majority of the outstanding shares of Class A common stock (voting as a separate class). After giving effect to this offering, shares of Class A common stock will be issued and outstanding ( shares if the underwriters exercise their option to purchase additional shares in full), 27,206 shares of Voting Equivalency stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

All shares of Class A common stock offered by this prospectus will be duly authorized, validly issued, fully paid and nonassessable.

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Voting Rights of Common Stock

Subject to the provisions of our charter regarding the restrictions on transfer and ownership of shares of our common stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of Class A common stock entitles the holder to one vote and each outstanding share of Voting Equivalency stock entitles the holder to fifty (50) votes on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of capital stock, the holders of shares of Class A common stock and Voting Equivalency stock vote together as a single class, and possess the exclusive voting power, provided that the holders of Voting Equivalency stock have exclusive voting power with respect to an amendment to the charter that would materially and adversely affect any right or voting power of the Voting Equivalency stock. There is no cumulative voting in the election of our company’s directors, which means that the stockholders entitled to cast a majority of the votes of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by a majority of its board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors and the restrictions on ownership and transfer of our shares of stock and the vote required to amend those provisions, which will require two-thirds of the votes entitled to be cast.) may be taken if declared advisable by a majority of our board of directors and approved by the vote of stockholders holding at least a majority of the votes entitled to be cast on the matter. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. In addition, because assets may be held by a corporation’s subsidiaries, as is the case with our company, these subsidiaries may be able to transfer all or substantially all of such assets without a vote of our stockholders.

Dividends, Distributions, Liquidation and Other Rights

Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on transfer of shares of stock, holders of shares of common stock are entitled to receive dividends on such shares of common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Such holders are also entitled to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all debts and liabilities of our company and any shares with preferential rights thereto.

Holders of shares of common stock have no preference, conversion (other than as described below with respect to the Voting Equivalency stock), exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of our company and have no appraisal rights. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on transfer of shares of stock, shares of common stock have equal dividend, liquidation and other rights. The Voting Equivalency stock is not transferable other than pursuant to the restrictions on ownership and transfer in our charter and to members of Mr. Spodek’s immediate family or to entities beneficially owned by, controlled by, or for the charitable benefit of Mr. Spodek’s immediate family. For these purposes, Class A common stock and Voting Equivalency stock have identical rights.

Conversion Rights

Shares of Voting Equivalency stock are convertible into shares of Class A common stock, on a one-for-one basis, at the election of the holder at any time and will automatically convert into shares of Class A common stock on a one-for-one basis upon an attempted transfer to anyone other than a permitted transferee in accordance with the terms of our charter. In addition, shares of Voting Equivalency stock will automatically convert into shares of Class A common stock, upon certain direct or indirect transfers of beneficial ownership of Spodek Initial OP Units held by Mr. Spodek at a ratio of one share of Voting Equivalency stock convertible to one share of Class A common stock for every 49 Spodek Initial OP Units transferred (including by the exercise of redemption rights afforded with respect to OP Units) to a person other than a permitted transferee.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of shares of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series; provided that our board may not reclassify any shares of our capital stock as Voting Equivalency stock without the approval of the holders of a majority of the outstanding shares of Class A common stock (voting as a separate class). As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over the shares of common stock with respect to dividends, distributions and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of shares of our common stock or otherwise might be in their best interest. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval; provided that our board of directors may not increase the number of shares of Voting Equivalency stock that we have the authority to issue without the approval of the holders of a majority of the outstanding shares of Class A common stock (voting as a separate class). We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Because our board of directors believes it is at present essential for us to qualify as a REIT, among other purposes, our charter, subject to certain exceptions, will contain restrictions on the number of our shares of stock that a person may own. Our charter provides that, subject to certain exceptions, (i) no person, other than Mr. Spodek, may beneficially or constructively own more than 8.5%, in value or in number of shares, whichever is more restrictive, of the aggregate outstanding shares of our common stock, and (ii) no person may beneficially or constructively own more than 8.5%, in value of the outstanding shares of any class or series of our preferred stock, collectively, the ownership limit. In addition, our charter provides an excepted holder limit that allows Andrew Spodek, our chief executive officer and member of our board of directors, to beneficially or constructively own up to 15%, in value or in number of shares, whichever is more restrictive, of the aggregate outstanding shares of our common stock.

Our charter prohibits any person from:

●	beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);

●	transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

●	beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; or

●	beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. Our board of directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such guidelines or restrictions as it deems appropriate in connection with granting such exemption. In connection with granting a waiver of the ownership limit or creating an exempted holder limit or at any other time, our board of directors from time to time may increase or decrease the ownership limit, subject to certain exceptions. A decreased ownership limit will not apply to any person or entity whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries and the purported owner or transferee (the “prohibited owner”) acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the prohibited owner will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the prohibited owner prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows. The prohibited owner will receive the lesser of (i) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of dividends or other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares of our stock have been transferred to the trust, the shares are sold by the prohibited owner, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited owner received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be void ab initio, and the prohibited owner shall acquire no rights in those shares.

The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT.

Every owner of 5% or more (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

The Voting Equivalency stock is not transferable other than pursuant to the ownership and transfer restrictions in our charter and to members of Mr. Spodek’s immediate family or to entities beneficially owned by, controlled by, or for the charitable benefit of Mr. Spodek’s immediate family.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Exchange Listing

Our Class A is listed on the NYSE under the symbol “PSTL”.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for the Class A common stock.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and the material provisions of our charter and bylaws, it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, or of Maryland law. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased by our board of directors, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our Class A common stock and Voting Equivalency stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, stockholders entitled to cast a majority of all the votes entitled to be cast in the election of directors will be able to elect all of our directors.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our Board of Directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our Board of Directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our Board of Directors (including a majority of directors who are not affiliates or associates of such persons). However, our Board of Directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our Board of Directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

●	the corporation’s board of directors will be divided into three classes;

●	the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

●	the number of directors may be fixed only by vote of the directors;

●	a vacancy on its board of directors be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

●	the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for the calling of a special meeting of stockholders.

We have elected by a provision in our charter to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our Board of Directors. In addition, without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our Board of Directors (which removal must be for cause), (2) vest in our Board of Directors the exclusive power to fix the number of directors and (3) require, unless called by our chairman, our president and chief executive officer or our Board of Directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our Board of Directors is not currently classified. In the future, our Board of Directors may elect, without stockholder approval, to classify our Board of Directors or elect to be subject to any of the other provisions of Subtitle 8.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any other business will be held on a date and at the time and place set by our Board of Directors. Each of our directors is elected by our stockholders to serve until the next annual meeting or until his or her successor is duly elected and qualifies under Maryland law. In addition, our chairman, our president and chief executive officer or our Board of Directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

Amendments to Our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Except for certain amendments related to the removal of directors and the restrictions on ownership and transfer of our stock and the vote required to amend those provisions (which must be declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if the amendment is declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our Board of Directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series (other than Voting Equivalency stock) we are authorized to issue.

Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Appraisal Rights

Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by any stockholder who was a stockholder of record at the record date set by our Board of Directors for the purposes of determining stockholders entitled to vote at the meeting, at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our Board of Directors or (2) provided that the special meeting has been properly called in accordance with our bylaws for the purpose of electing directors, by any stockholder who was a stockholder of record at the record date set by our Board of Directors for the purposes of determining stockholders entitled to vote at the meeting, at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our Class A common stock or otherwise be in the best interests of our stockholders, including:

●	supermajority vote and cause requirements for removal of directors;

●	requirement that stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

●	provisions that vacancies on our Board of Directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

●	the power of our Board of Directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock; provided that our board may not increase the number of shares of Voting Equivalency stock that we have authority to issue or reclassify any shares of our capital stock as Voting Equivalency stock without the approval of the holders of a majority of the outstanding shares of Class A common stock (voting as a separate class);

●	the power of our Board of Directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

●	the restrictions on ownership and transfer of our stock; and

●	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed, or the business combination is not approved by our board of directors, or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and absolute forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, (b) any derivative action or proceeding brought on our behalf other than actions arising under the federal securities laws, (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (e) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine and no such action may be brought in any court sitting out of the State of Maryland unless we consent in writing to such court.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter provides for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

●	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

●	the director or officer actually received an improper personal benefit in money, property or services; or

●	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

●	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

●	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

●	any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

●	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member, manager, employee or agent of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any individual who served our Predecessor in any of the capacities described above and to any employee or agent of our company or our Predecessor.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have outstanding        shares of our Class A common stock (          shares of our Class A common stock if the underwriters exercise their option to purchase additional shares in full). In addition, a total of 27,206 shares of our Class A common stock are reserved for issuance upon the conversion of Voting Equivalency stock and 2,827,737 shares of our Class A common stock are reserved for issuance upon redemption of OP units and OP units issuable upon exchange for LTIP units.

The          shares of our Class A common stock sold in this offering (          shares of our Class A common stock if the underwriters exercise their option to purchase additional shares in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares of common stock purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The 785,588 shares of our outstanding Class A common stock issued in the formation transactions, plus any shares of Class A common stock purchased by affiliates in this offering and the shares of our Class A common stock owned by affiliates upon redemption of OP units, will be “restricted shares” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. The 27,206 shares of our Voting Equivalency stock issued to an entity controlled by Mr. Spodek, our Chairman and a member of our board of directors, in the formation transactions may not be sold or otherwise transferred or encumbered except as set forth in our charter and will automatically convert into shares of our Class A common stock, on a one-for-one basis, upon an attempted transfer in violation of the terms of our charter.

No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our Class A common stock (including shares issued upon the redemption of OP units) and the conversion of shares of Voting Equivalency stock into shares of Class A common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering.”

For a description of certain restrictions on transfers of our shares of Class A common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

After giving effect to this offering,          shares of Class A common stock and 27,206 shares of Voting Equivalency stock issued in the formation transactions and          shares of restricted Class A common stock issued to our non-employee directors in lieu of cash compensation will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

●	1.0% of the shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering ( shares if the underwriters exercise their option to purchase additional shares in full); or

●	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership issued an aggregate of 1,333,112 OP units to Mr. Spodek and his affiliates. Beginning on or after the first anniversary of the completion of our initial public offering, these limited partners of our operating partnership and certain qualifying assignees of the limited partners will have the right to require our operating partnership to redeem part or all of their OP units for cash, or, at our election, for shares of our Class A common stock, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled “Description of Capital Stock—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Postal Realty LP.”

Conversion of the Voting Equivalency Stock

Shares of Voting Equivalency stock are convertible into shares of Class A common stock, on a one-for-one basis, at the election of the holder at any time and will automatically convert into shares of Class A common stock on a one-for-one basis upon an attempted transfer to anyone other than a permitted transferee in accordance with the terms of our charter. Additionally, one share of Voting Equivalency stock will automatically convert into one share of Class A common stock for each 49 Spodek Initial OP Units (as defined below) transferred (including by the exercise of redemption rights afforded with respect to OP Units) to a person other than a permitted transferee. This ratio is a function of the fact that each share of Voting Equivalency stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote and maintains the voting proportion of holders of Voting Equivalency stock with the holder’s economic interest in our company.

Registration Rights

Pursuant to the terms of the partnership agreement of our operating partnership, and the terms of the merger agreement pursuant to which we acquired UPH, we agreed to use commercially reasonable efforts to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, one or more registration statements registering the issuance and resale of the Class A common stock issuable upon redemption of the OP units and the resale of the Class A common stock issued in the formation transfers and issuable upon conversion of shares of Voting Equivalency stock issued in connection with the formation transactions to Mr. Spodek and his affiliates. We have agreed to pay all of the expenses relating to such registration statements.

Equity Incentive Plan

In connection with our initial public offering, we adopted our equity incentive plan. Our equity incentive plan provides for the grant of various types of incentive awards to directors, officers, employees and consultants of our company and our subsidiaries and affiliates, including our operating partnership. An aggregate of 541,584 shares of our Class A common stock are authorized for issuance under our equity incentive plan, of which an aggregate of 118,529 restricted shares of Class A common stock were granted to our directors, officers and certain non-executive employees upon completion of our initial public offering and 73,529 LTIP units were granted to Mr. Spodek upon completion of our initial public offering. In addition, 41,177 LTIP unit grants were granted to Mr, Spodek in lieu of cash compensation, 17,647 restricted shares of Class A common stock as part of their annual equity component,11,765 restricted shares of Class A common stock granted to our directors in lieu of cash fees for the twelve months following completion of our IPO and an aggregate 5,298 LTIP Units and 317 restricted shares of Class A common stock were granted in 2019 to certain employees after the completion of the IPO. In February 2020, we issued 53,230 LTIP units to Mr. Spodek for his 2019 incentive bonus and 57,367 restricted shares of Class A common stock to Mr. Garber for his 2019 incentive bonus and his election to defer of a portion of his 2020 annual salary. In addition, in February 2020, we issued 11,184 restricted shares of Class A common stock for annual grants, 23,424 RSUs and 23,424 restricted shares of Class A common stock to other employees for 2019 incentive bonus and elections by certain employees to defer 2020 annual salary. In March 2020, we issued an aggregate of 13,708 LTIP units, 12,076 restricted shares of Class A common stock and 38,672 RSUs to certain officers of our officers. As of the date of this prospectus, 40,237 shares of our Class A common stock are available for future issuance under our equity incentive plan.

In May 2019, we filed with the SEC a Registration Statement on Form S-8 covering the shares of Class A common stock issuable under our equity incentive plan. Shares of our Class A common stock covered by such registration statement, including any shares of our Class A common stock issuable upon the exercise of options or restricted shares of Class A common stock, are eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Employee Stock Purchase Plan

We adopted the Postal Realty Trust, Inc. 2019 Non-Qualified Employee Stock Purchase Plan, or the ESPP, which allows our employees whose principal duties include the management and operation of our business to purchase shares of our Class A common stock at a discount. A total of 100,000 shares of Class A common stock are reserved for sale and authorized for issuance under the ESPP. As of the date of this prospectus we have sold 3,538 shares under the ESPP.

Lock-up Agreements

In addition to the limits placed on the sale of our Class A common stock by operation of Rule 144 and other provisions of the Securities Act, our executive officers, directors and certain key employees have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of Class A common stock and shares of Voting Equivalency stock or securities convertible into, exchangeable for or exercisable for shares of Class A common stock (including OP units and shares of Voting Equivalency stock) owned by them at the completion of this offering or thereafter acquired by them for a period of 90 days (subject to extension in certain circumstances) after the date of this prospectus, without the prior written consent the representatives.

The exceptions permit our executive officers, director nominees and certain key employees, subject to certain restrictions, to transfer  the Class A common stock (i) as a bona fide gift or for bona fide estate planning purposes, (ii) by will or intestate succession, (iii) to any trust for the direct or indirect benefit of the person or their immediate family or (iv) to any general partnership, limited partnership, limited liability company, corporation or other legal entity that is wholly owned, directly or indirectly, by such person or their immediate family.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material federal income tax considerations that you, as a stockholder, may consider relevant. Hunton Andrews Kurth LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as:

●	insurance companies;

●	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);

●	financial institutions or broker-dealers;

●	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders” below);

●	U.S. expatriates;

●	persons who mark-to-market our stock;

●	subchapter S corporations;

●	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

●	regulated investment companies and REITs;

●	trusts and estates;

●	holders who receive our stock through the exercise of employee stock options or otherwise as compensation;

●	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

●	persons subject to the alternative minimum tax provisions of the Code; and

●	persons holding our stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold our stock as capital assets for federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this summary. Future legislation, Treasury regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company

We were initially organized as a subchapter S corporation, and we have revoked our S corporation status effective as of May 14, 2019. We intend to elect to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ended December 31, 2019 upon the filing of our U.S. federal income tax return for such year. We believe that, commencing with such short taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with the filing of this registration statement, Hunton Andrews Kurth LLP is rendering an opinion that, we qualified to be taxed as a REIT pursuant to Sections 856-860 of the Code for our short taxable year ended December 31, 2019, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT in subsequent taxable years. Investors should be aware that Hunton Andrews Kurth LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS or any court, and speaks as of the date issued. In addition, Hunton Andrews Kurth LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual and quarterly operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. Hunton Andrews Kurth LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton Andrews Kurth LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material), in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

●	We will pay federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

●	We will pay income tax at the highest corporate rate on:

●	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

●	other non-qualifying income from foreclosure property.

●	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

●	If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

●	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

●	a fraction intended to reflect our profitability.

●	If we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distribute.

●	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.

●	We will be subject to a 100% excise tax on transactions with any TRS that are not conducted on an arm’s-length basis.

●	If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations on the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.

●	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

●	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, including pursuant to the Formation Transactions, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the five-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

●	the amount of gain that we recognize at the time of the sale or disposition, and

●	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

●	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements.”

●	The earnings of our lower-tier entities that are subchapter C corporations, including our TRS and any other TRSs we form in the future, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we also may have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, our TRS and any other TRSs we form in the future will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9.	It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

We must meet requirements 1 through 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2020 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides restrictions regarding the transfer and ownership of shares of our capital stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer.” We believe that we will issue sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate. For purposes of requirement 9, we have adopted December 31 as our year end, and thereby satisfy this requirement.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a limited liability company, that has a single owner for federal income tax purposes generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “—Asset Tests”) is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

We have control of our operating partnership and intend to control any subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action that could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries. A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities will automatically be treated as a TRS. We are not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat the distributions paid to us from such TRS, if any, as dividend income to the extent of the TRS’s current and accumulated earnings and profits. This treatment may affect our compliance with the gross income and asset tests. Because we do not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. In addition, overall limitations on the deductibility of net interest expense by businesses could apply to our TRS. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

Rent that we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “—Gross Income Tests — Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements. We intend to elect with PRM to treat it as a TRS, and may elect to treat other entities as TRSs in the future. Such TRSs will be subject to corporate income tax on their taxable income.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

●	rents from real property;

●	interest on debt secured by mortgages on real property, or on interests in real property;

●	dividends or other distributions on, and gain from the sale of, shares in other REITs;

●	gain from the sale of real estate assets;

●	income and gain derived from foreclosure property;

●	amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

●	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Although a debt instrument issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act) is treated as a “real estate asset” for the asset tests, neither the gain from the sale of such debt instruments nor interest on such debt instruments is treated as qualifying income for the 75% gross income test unless the debt instrument is secured by real property or an interest in real property.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” (as defined in “—Hedging Transactions”) that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “— Foreign Currency Gain.” Finally, gross income attributable to cancellation of indebtedness income will be excluded from both the numerator and denominator for purposes of both of the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

●	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

●	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.

●	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

●	Fourth, we generally must not operate or manage our real property or furnish or render services to our sole tenant, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our sole tenant without tainting our rental income for the related properties. However, we need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to our sole tenant, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property.

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. First, rent must not be based in whole or in part on the income or profits of any person. Percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

●	are fixed at the time the leases are entered into;

●	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

●	conform with normal business practice.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits.

Second, if we own, actually or constructively, 10% or more (measured by voting power or fair market value) of the stock of a corporate lessee, or 10% or more of the assets or net profits of any non-corporate lessee (each a “related party tenant”), other than a TRS, any income we receive from the lessee will be non-qualifying income for purposes of the 75% and 95% gross income tests. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. We believe that all of our properties are and will be leased to third parties that do not constitute related party tenants. In addition, our charter prohibits transfers of our stock that would cause us to own actually or constructively, 10% or more of the ownership interests in any non-TRS lessee. Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a TRS at some future date.

As described above, we may own up to 100% of the shares of one or more TRSs. Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a TRS will qualify as “rents from real property” as long as (i) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (ii) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the TRS. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any TRS or related party tenant. Any increased rent attributable to a modification of a lease with a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled TRS”) will not be treated as “rents from real property.” If in the future we receive rent from a TRS, we will seek to comply with this exception.

Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe either that the personal property ratio is less than 15% or that any rent attributable to excess personal property, when taken together with all of our other non-qualifying income, will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Fourth, except as described below, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our sole tenant, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost for performing such services) does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the shares of one or more TRSs, which may provide noncustomary services to our sole tenant without tainting our rents from the related properties. We believe that we do not perform any services other than customary ones for our lessees, other than services that are provided through independent contractors or TRSs.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (i) the rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs or (iii) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we would be unable to satisfy either the 75% or 95% gross income test. In addition to the rent, the lessees are required to pay certain additional charges. We believe that our leases are structured in a manner that will enable us to continue satisfy the REIT gross income tests.

Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

●	an amount that is based on a fixed percentage or percentages of receipts or sales; and

●	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan or on the date the REIT modifies the loan (if the modification is treated as “significant” for federal income tax purposes), a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. For purposes of this paragraph, however, we do not need to redetermine the fair market value of the real property securing a loan in connection with a loan modification that is occasioned by a borrower default or made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. In addition, in the case of a loan that is secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the interest on such loan is qualifying income for purposes of the 75% gross income test.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests assuming the loan is held for investment.

We may modify the terms of any mortgage loans we originate or acquire. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests in connection with a loan modification that is (i) occasioned by a borrower default or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified, which could result in a portion of the interest income on the loan being treated as nonqualifying income for purposes of the 75% gross income test. In determining the value of the real property securing such a loan, we generally will not obtain third party appraisals but rather will rely on internal valuations.

We expect that the interest, original issue discount, and market discount income that we receive from any mortgage related assets generally will be qualifying income for purposes of both gross income tests.

Dividends. Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Fee Income. We may receive various fees. Fee income generally will not be treated as qualifying income for purposes of the 75% and 95% gross income tests. Any fees earned by a TRS are not included for purposes of the gross income tests. We do not expect such amounts, if any, to be significant.

Prohibited Transactions. A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

●	the REIT has held the property for not less than two years;

●	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

●	either (i) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1031 or 1033 of the Code applies, (ii) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (iii) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (iv) (a) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 20% of the aggregate adjusted bases of all property of the REIT at the beginning of the year and (b) the 3-year average percentage of properties sold by the REIT compared to all the REIT’s properties (measured by adjusted bases) taking into account the current and two prior years did not exceed 10%, or (v) (a) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all property of the REIT at the beginning of the year and (b) the 3-year average percentage of properties sold by the REIT compared to all the REIT’s properties (measured by fair market value) taking into account the current and two prior years did not exceed 10%;

●	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

●	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income or a TRS.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

●	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

●	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

●	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified health care property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

●	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

●	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

●	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income, or a TRS.

We may have the option to foreclose on mortgage loans when a borrower is in default. The foregoing rules could affect a decision by us to foreclose on a particular mortgage loan and could affect whether we choose to foreclose with regard to a particular mortgage loan.

Hedging Transactions. From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the identification requirements discussed below. A “hedging transaction” means (i) any transaction entered into in the normal course of our or our operating partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (ii) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain), or (iii) any transaction entered into to “offset” a transaction described in (i) or (ii) if a portion of the hedged indebtedness is extinguished or the related property is disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT that would satisfy the 75% gross income test and 75% asset test (discussed below) on a stand-alone basis. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Phantom income. Due to the nature of the assets in which we may invest, we may be required to recognize taxable income from certain assets in advance of our receipt of cash flow from or proceeds from disposition of such assets, and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.

We may originate loans with original issue discount. In general, we will be required to accrue original issue discount based on the constant yield to maturity of the loan, and to treat it as taxable income in accordance with applicable federal income tax rules even though such yield may exceed cash payments, if any, received on such loan.

We generally will be required to take certain amounts in income no later than the time such amounts are reflected in our financial statements. This rule may require the accrual of income with respect to any loans we may acquire earlier than would be the case under the general tax rules.

In addition, in the event that any loan is delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular loan are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income.

Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

As a result of each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Distribution Requirements.”

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions are available if:

●	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

●	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets must consist of:

●	cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;

●	U.S. government securities;

●	interests in real property, including leaseholds and options to acquire real property and leaseholds, and personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property”;

●	interests in mortgage loans secured by real property;

●	stock in other REITs and debt instruments issued by “publicly offered REITs”; and

●	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities (other than a TRS) may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

Sixth, no more than 25% of the value of our total assets may consist of debt instruments issued by “publicly offered REITs” to the extent such debt instruments are not secured by real property or interests in real property.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, debt of “publicly offered REITs,” equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT (other than a “publicly offered REIT”), except that for purposes of the 10% value test, the term “securities” does not include:

●	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into equity, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

●	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

●	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

●	Any loan to an individual or an estate;

●	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

●	Any obligation to pay “rents from real property”;

●	Certain securities issued by governmental entities;

●	Any security issued by a REIT;

●	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and

●	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

In general, under the applicable Treasury regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of: (1) the date we agreed to acquire or originate the loan; or (2) in the event of a significant modification, the date we modified the loan, then a portion of the interest income from such a loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will also likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the 10% vote or value test. IRS Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of (1) the fair market value of the loan on the relevant quarterly REIT asset testing date or (2) the greater of (a) the fair market value of the real property securing the loan on the relevant quarterly REIT testing date or (b) the fair market value of the real property securing the loan on the date the REIT committed to originate or acquire the loan. It is unclear how the safe harbor in Revenue Procedure 2014-51 is affected by the subsequent legislative changes regarding the treatment of loans secured by both real property and personal property where the fair market value of the personal property does not exceed 15% of the sum of the fair market values of the real property and personal property securing the loan. We intend to invest in mortgage loans, if any, in a manner that will enable us to continue to satisfy the asset and gross income test requirements.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

●	we satisfied the asset tests at the end of the preceding calendar quarter; and

●	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. If we fail any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (ii) file a description of each asset causing the failure with the IRS and (iii) pay a tax equal to the greater of $50,000 or the highest corporate tax rate applicable to the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

We believe that our existing investments comply with the foregoing asset tests, and we intend to monitor compliance on an ongoing basis.

We believe that the assets that we hold, and that we will acquire in the future, will allow us to satisfy the foregoing asset test requirements. However, we do not typically obtain independent appraisals to support our conclusions as to the value of our assets, and may not obtain independent appraisals to support our conclusions as to the value of the real estate collateral for any senior loan that we may hold. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of certain assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

●	the sum of

●	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

●	90% of our after-tax net income, if any, from foreclosure property, minus

●	the excess of the sum of specified items of non-cash income (including original issue discount on any loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement to the extent of our earnings and profits.

Further, if we were not a “publicly offered REIT,” for our distributions to be counted as satisfying the annual distribution requirement for REITs and to provide us with the dividends paid deduction, such distributions must not be “preferential dividends.” A dividend is not a preferential dividend if that distribution is (i) pro rata among all outstanding shares within a particular class of stock and (ii) in accordance with the preferences among different classes of stock as set forth in our charter. This preferential dividend rule does not apply to us so long as we qualify and continue to qualify as a “publicly offered REIT.”

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

●	85% of our REIT ordinary income for such year,

●	95% of our REIT capital gain income for such year, and

●	any undistributed taxable income from prior periods,

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital stock or debt securities.

We may satisfy the REIT annual distribution requirements by making taxable distributions of our stock or debt securities. The IRS has issued a revenue procedure authorizing publicly offered REITs to treat certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. We currently do not intend to pay taxable dividends payable in cash and stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of up to 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a beneficial owner of our capital stock that for federal income tax purposes is:

●	a citizen or resident of the United States;

●	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

●	an estate whose income is subject to federal income taxation regardless of its source; or

●	any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our capital stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our capital stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our capital stock by the partnership.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. Our dividends will not qualify for the dividends received deduction generally available to corporations.

Individuals, trusts and estates may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not “capital gain dividends” or “qualified dividend income,” subject to certain limitations (the “pass-through deduction”). For taxable years before January 1, 2026, the maximum tax rate for U.S. stockholders taxed at individual rates is 37%. For taxpayers qualifying for the full pass-through deduction, the effective maximum tax rate on ordinary REIT dividends for taxable years before January 1, 2026 would be 29.6%. In addition, individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us.

Dividends paid to a U.S. stockholder generally will not qualify for the 20% tax rate for “qualified dividend income.” Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (See “— Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends generally will be taxed at a higher tax rate as described above. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations during the taxable year, such as a TRS, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our capital stock for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See “— Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder in the shares of capital stock on which the distribution was paid. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Capital Stock

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held our stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our stock may be disallowed if the U.S. stockholder purchases other stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. For taxable years before January 1, 2026, the highest marginal individual income tax rate currently is 37%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property. In addition, individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of our stock.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

FATCA Withholding

Under the Foreign Account Tax Compliance Act, or FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain U.S. stockholders who own our shares through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. We will not pay any additional amounts in respect of any amounts withheld.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of capital stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our capital stock only if:

●	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

●	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and

●	either:

●	one pension trust owns more than 25% of the value of our capital stock; or

●	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a beneficial owner of our capital stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for federal income tax purposes) or a tax-exempt stockholder. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of our capital stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest” (“USRPI”), as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

●	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or W-8BEN-E, as applicable, evidencing eligibility for that reduced rate with us;

●	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income; or

●	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of the non-U.S. stockholder in the shares of capital stock on which the distribution was paid. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its capital stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its capital stock, as described below. We may be required to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980 (“FIRPTA”). A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, subject to the exceptions discussed below, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

Capital gain distributions to the holders of shares of a class of our capital stock that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as (i) (a) such class of capital stock is treated as being “regularly traded” on an established securities market in the United States, and (b) the non-U.S. stockholder did not own more than 10% of such class of capital stock at any time during the one-year period preceding the distribution or (ii) the non-U.S. stockholder was treated as a “qualified shareholder” or “qualified foreign pension fund,” as discussed below. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our Class A common stock will be regularly traded on an established securities market in the United States following this offering. If a class of our capital stock is not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 10% of the applicable class of our capital stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of USRPIs would be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 21% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if we are a “domestically controlled qualified investment entity,” and a non-U.S. stockholder disposes of shares of our capital stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire that capital stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as gain from the sale or exchange of a USRPI to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having gain from the sale or exchange of a USRPI in an amount that, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI.

Although the law is not clear on the matter, it appears that amounts we designate as retained capital gains in respect of our capital stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent of the non-U.S. stockholder’s proportionate share of such tax paid by us exceeds its actual federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

Dispositions

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our capital stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, despite our status as a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our capital stock if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met. If a class of our capital stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to that class of our capital stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells shares of that class of our capital stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

●	that class of our capital stock is treated as being regularly traded under applicable Treasury regulations on an established securities market; and

●	the non-U.S. stockholder owned, actually or constructively, 10% or less of that class of our capital stock at all times during a specified testing period.

As noted above, we anticipate our Class A common stock will be regularly traded on an established securities market following this offering.

If the gain on the sale of shares of our capital stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

●	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

●	the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Qualified Shareholders

Subject to the exception discussed below, any distribution to a “qualified shareholder” who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA and thus will not be subject to the special withholding rules under FIRPTA. While a “qualified shareholder” will not be subject to FIRPTA withholding on REIT distributions, the portion of REIT distributions attributable to certain investors in a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to FIRPTA withholding. REIT distributions received by a “qualified shareholder” that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax.

In addition, a sale of our stock by a “qualified shareholder” who holds such stock directly or indirectly (through one or more partnerships) generally will not be subject to federal income taxation under FIRPTA. As with distributions, the portion of amounts realized attributable to certain investors in a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to federal income taxation and FIRPTA withholding on a sale of our stock.

A “qualified shareholder” is a foreign person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds

Any distribution to a “qualified foreign pension fund” (or an entity all of the interests of which are held by a “qualified foreign pension fund”) who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA and thus will not be subject to the special withholding rules under FIRPTA. REIT distributions received by a “qualified foreign pension fund” that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax. In addition, a sale of our stock by a “qualified foreign pension fund” that holds such stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA.

A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

FATCA Withholding

Under FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our capital stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding, at a rate of 24%, with respect to distributions unless the stockholder:

●	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

●	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. We are required to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner for federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

●	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

●	is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity is a U.S. entity and fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner for federal income tax purposes) for federal income tax purposes. Our operating partnership intends to be classified as a partnership for federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (ii) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We believe our operating partnership will qualify for the private placement exclusion. We expect that any other Partnership that we form in the future will qualify for the private placement exclusion. Our operating partnership’s partnership agreement contains provisions enabling its general partner to take such steps as are necessary or appropriate to prevent the issuance and transfers of interests in our operating partnership from causing our operating partnership to be treated as a publicly traded partnership under the PTP regulations.

We have not requested, and do not intend to request, a ruling from the IRS that our operating partnership will be classified as a partnership for federal income tax purposes. If for any reason our operating partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “— Gross Income Tests” and “— Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax. In general, a partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership. However, the tax liability for adjustments to a Partnership’s tax returns made as a result of an audit by the IRS will be imposed on the Partnership itself in certain circumstances absent an election to the contrary. See “— Partnership Audit Rules.”

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Partnership Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. In the case of a contribution of property, the amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. In connection with our initial public offering, we acquired a significant portion of our portfolio in exchange for interests in our operating partnership, which resulted in book-tax differences. Furthermore, our operating partnership may admit partners in the future in exchange for a contribution of property, which will result in book-tax differences.

Allocations with respect to book-tax differences are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis in the hands of our operating partnership of properties contributed to us would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all our properties were to have a tax basis equal to their fair market value at the time of contribution. We use the “traditional” method for the book-tax difference caused by the contribution of our initial portfolio to our operating partnership in connection with our initial public offering. The “traditional” method is generally the method that will result in the least favorable tax results for us. We have not yet decided what method will be used to account for book-tax differences caused by our operating partnership admitting partners in the future in exchange for contributions of property.

Partnership Audit Rules. The Bipartisan Budget Act of 2015 changed the rules applicable to federal income tax audits of partnerships. Under the new rules, among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level, absent an election to the contrary. It is possible that the new rules could result in Partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these Partnerships, could be required to bear the economic burden of those taxes, interest, and penalties. Stockholders are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our stock.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “— Income Taxation of the Partnerships and Their Partners — Tax Allocations With Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Gross Income Tests.” We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Additional changes to the tax laws are likely to continue to occur. We cannot predict the long-term effect of any recent law changes or any future law changes on REITs and their stockholders. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our stock.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws upon an investment in our stock.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement between us and Jefferies LLC and Stifel, Nicolaus & Company, Incorporated, who are acting as representatives of the underwriters named below, the underwriters have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Number of Shares of Class A Common Stock
Jefferies LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered hereby if any such shares are taken. However, the underwriters are not required to take or pay for the shares of Class A common stock covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer the shares of Class A common stock to the public at the offering price listed on the cover page of this prospectus and part to certain dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase their pro rata share of the additional shares of Class A common stock based on the number of shares of Class A common stock initially purchased by each underwriter as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares of Class A common stock.

	Per share of Class A	Total
	common stock	Without Option	With Option
Public Offering Price	$
Underwriting discounts and commissions paid by us	$
Proceeds to us before expenses	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts, commissions and fees, are approximately $           .

Our Class A common stock is listed on the NYSE under the symbol “PSTL.”

We, our directors, executive officers and certain key employees have agreed, with certain limited exceptions, that, without the prior written consent of the representatives, on behalf of the underwriters, we and they will not, during the period ending, with certain limited exceptions, 90 days after the date of this prospectus (the “restricted period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock (including of OP units and shares of our Voting Equivalency stock);

●	file any registration statement with the SEC relating to the offering of any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of our Class A common stock;

whether any such transaction described above is to be settled by delivery of shares of our Class A common stock or such other securities, in cash or otherwise.

The exceptions permit our executive officers, director nominees and certain key employees, subject to certain restrictions, to transfer  the Class A common stock (i) as a bona fide gift or for bona fide estate planning purposes, (ii) by will or intestate succession, (iii) to any trust for the direct or indirect benefit of the person or their immediate family or (iv) to any general partnership, limited partnership, limited liability company, corporation or other legal entity that is wholly owned, directly or indirectly, by such person or their immediate family. In addition, the foregoing restrictions shall not apply to (i) the filing of a short-form registration statement on Form S-3, provided that no sales of securities are made pursuant thereto during the restricted period, (ii) the filing of a registration statement on Form S-8 to register shares of our Class A common stock issuable under our equity incentive plan, (iii) the issuance of shares of our Class A common stock upon the redemption of outstanding OP units or (iv) OP units in an amount not to exceed (assuming such OP units issued pursuant to this clause (iv) are redeemed for shares of common stock) 5% of the outstanding shares of common stock immediately following the completion of this offering.

In order to facilitate the offering of the shares of Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the shares of Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A common stock in any jurisdiction where action for that purpose is required. The Class A common stock may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A common stock in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of Class A common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the shares of Class A common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Canada

The shares of Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of Class A common stock offered should conduct their own due diligence on the shares of Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in European Economic Area and the United Kingdom

In relation to each member state of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of the shares of Class A common stock which are the subject of the offering has been, or will be made to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of the shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of Class A common stock referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares of Class A common stock to the public” in relation to any shares of Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A common stock and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Notice to Prospective Investors in United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000. This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Notice to Prospective Investors in Japan

The shares of Class A common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of Class A common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1- 28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares of Class A common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares of Class A common stock. If you do not understand the contents of this document, you should consult an authorized financial adviser.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and nonfinancial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates also may communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Hunton Andrews Kurth LLP and for the underwriters by Winston & Strawn LLP.  Venable LLP will pass upon the validity of the shares of Class A common stock sold in this offering and certain other matters of Maryland law.

EXPERTS

The consolidated and combined consolidated financial statements of the Postal Realty Trust, Inc. and Predecessor as of December 31, 2019 and 2018, respectively, and for each of the years then ended incorporated by reference in this Prospectus and in the Registration Statement have been incorporated by reference in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

We have elected to incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. These documents contain important information about us, our business and our finances. The following documents previously filed with the SEC are incorporated by reference into the prospectus which forms part of this registration statement except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 27, 2020;

●	The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2019 from our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2020;

●	Our Current Reports on Form 8-K or Form 8-K/A, filed with the SEC on January 13, 2020, February 4, 2020, February 6, 2020 and April 29, 2020.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting, proxy, and information requirements of the Exchange Act, and are required to file periodic reports, proxy statements, and other information with the SEC. Our SEC filings are available to you on the SEC’s web site at http://www.sec.gov. The Company’s outstanding shares of Class A common stock are listed on the NYSE under the symbol “PSTL.”

We maintain a web site at www.postalrealtytrust.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our Class A common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our Class A common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Our SEC filings, including our registration statement, are available to you, free of charge, on the SEC’s website, www.sec.gov.

Postal Realty Trust, Inc.
Introduction to Unaudited Pro Forma Financial Statements

The unaudited pro forma financial statements of Postal Realty Trust, Inc. (the “Company”) are based on the historical consolidated and combined consolidated financial statements of the Company, incorporated by reference in this prospectus, and prepared on a pro forma basis to reflect completed acquisitions of properties during 2019 and 2020 and probable acquisitions of properties as of the date of this prospectus, in each case leased to the United States Postal Service (the “USPS”), as well as effects of this offering.

The majority of the Company’s leases with its sole lessee in the properties purchased during 2019 and 2020 are “modified double net” leases, which the Company believes are constructively and functionally equivalent to triple net leases. As a result, in lieu of providing financial statements for the properties purchased during 2019 and 2020 the Company makes reference to the public reports of the USPS with the Postal Regulatory Commission, including the audited financial statements of the USPS, available at www.usps.com or www.prc.gov.

The unaudited Pro Forma Consolidated Balance Sheet of Postal Realty Trust, Inc. (the “Company”) as of December 31, 2019 is presented on a pro forma basis to reflect the following as if they occurred on December 31, 2019:

●	the purchase of 21 postal properties that the Company acquired as a portfolio acquisition on January 10, 2020 (the “First January Property Portfolio”);

●	the purchase of 78 additional postal properties that the Company has acquired since December 31, 2019 (“2020 Completed Acquisitions”);

●	the pending purchase of four postal properties that the Company expects to acquire in the second or third quarter of 2020, subject to customary closing conditions (“2020 Probable Acquisitions”); and

●	this offering and stated use of proceeds to pay down the revolving credit facility.

The unaudited Pro Forma Combined Consolidated Statement of Operations for the year ended December 31, 2019 is presented on a pro forma basis to reflect the following as if they occurred on January 1, 2019:

●	the purchase of the First January Property Portfolio, 2020 Completed Acquisitions and 2020 Probable Acquisitions;

●	the Company’s acquisition of a previously reported 113-building portfolio (the “November Property Portfolio”) for cash and for common units of limited partnership interest (“OP units”) in our operating partnership, Postal Realty LP, (the “Operating Partnership” or “OP”) by the Company or its subsidiaries;

●	the contribution of Nationwide Postal Management, Inc. and the Affiliates Predecessor (the “Predecessor”), the predecessor of the Company, including 190 properties owned by the Predecessor, in exchange for Class A common stock, Class B common stock (the “Voting Equivalency Stock”), OP units and cash;

●	the Operating Partnership’s acquisition for cash of 81 additional properties (the “Acquisition Properties”) by the Company or its subsidiaries effective May 17, 2019 upon completion of our initial public offering and related formation transactions;

●	the Company’s acquisition for cash of 82 postal properties that the Company acquired in 2019 following completion of our initial public offering and related formation transactions, in addition to the November Property Portfolio and one property purchased by the Predecessor in 2019 (the “2019 Other Completed Acquisitions); and

●	the offering and stated use of proceeds to pay down the revolving credit facility.

These transactions are more fully described in the notes to the unaudited pro forma financial statements.

The Company’s unaudited pro forma adjustments are based on available information and assumptions that the Company considers reasonable. The Company’s unaudited pro forma financial statements are not necessarily indicative of what the Company’s actual financial position or results of operations would have been as of the date and for the periods indicated, nor do they purport to represent the Company’s future financial position or results of operations.

The final accounting for the First January Property Portfolio, 2020 Completed Acquisitions and 2020 Probable Acquisitions will likely differ from the amounts reflected in the unaudited pro forma financial statements. Such differences will likely result in operating results and financial condition different than that reflected in the unaudited pro forma financial statements and such differences may be material.

Postal Realty Trust, Inc.

Pro Forma Consolidated Balance Sheet
As of December 31, 2019 (Unaudited)

	Postal Realty Trust, Inc. (a)	First January Property Portfolio (b)	2020 Completed Acquisitions (c)	2020 Probable Acquisitions (d)	Pro Forma Before Offering	Pro Forma Offering (e)			Total Pro Forma
Assets
Real estate properties
Land	$25,147,732	$1,533,771	$5,900,887	$463,057	$33,045,447		$—			$33,045,447
Buildings and improvements	92,873,637	11,172,126	19,996,780	1,807,305	125,849,848		—			125,849,848
Tenant improvements	2,562,293	89,526	247,602	2,722	2,902,143		—			2,902,143
Total real estate properties	120,583,662	12,795,423	26,145,269	2,273,084	161,797,438		—			161,797,438
Accumulated depreciation	(8,813,579)	—	—	—	(8,813,579)		—			(8,813,579)
Total real estate properties, net	111,770,083	12,795,423	26,145,269	2,273,084	152,983,859		—			152,983,859

Cash	12,475,537	(5,650,736)	(3,390,129)	(1,268,579)	2,166,093
Rent and other receivables	1,710,314	—	—	—	1,710,314		—			1,710,314
Prepaid expenses and other assets, net	2,752,862	—	—	—	2,752,862		—			2,752,862
Escrows and reserves	708,066	—	—	—	708,066		—			708,066
Deferred rent receivable	33,344	—	—	—	33,344		—			33,344
In-place lease intangibles, net	7,315,867	990,687	2,118,764	47,964	10,473,282		—			10,473,282
Above market leases, net	22,124	3,228	13,447	-	38,799		—			38,799
Total Assets	$136,788,197	$8,138,602	$24,887,351	$1,052,469	$170,866,619	$			$

LIABILITIES AND EQUITY
Liabilities:
Secured borrowings, net	$3,211,004	$—	$4,485,706	$—	$7,696,710		$—			$7,696,710
Revolving credit facility	54,000,000	—	18,947,531	1,052,469	74,000,000
Accounts payable, accrued expenses and other	3,152,799	—	34,098	—	3,186,897		—			3,186,897
Below market leases, net	6,601,119	216,774	1,420,016	—	8,237,909		—			8,237,909
Total Liabilities	$66,964,922	$216,774	$24,887,351	$1,052,469	$93,121,516	$			$

Commitments and contingencies

Equity:
Common stock, Class A common shares $0.01 par value; 500,000,000 shares authorized: 5,285,904 shares issued and outstanding as of December 31, 2019	52,859	—	—	—	52,859
Class B common shares $0.01 par value; 27,206 shares authorized, 27,206 shares issued and outstanding as of December 31, 2019	272	—	—	—	272					272
Additional paid-in capital	51,396,226	2,282,675	—	—	53,678,901 (f)
Accumulated deficit	(2,575,754)	—	—	—	(2,575,754)		—			(2,575,754)
Total stockholders’ equity	48,873,603	2,282,675	—	—	51,156,278
Operating Partnership unitholders’ noncontrolling interests	20,949,672	5,639,153	—	—	26,588,825			(f)
Total equity	69,823,275	7,921,828	—	—	77,745,103

Total liabilities and equity	$136,788,197	$8,138,602	$24,887,351	$1,052,469	$170,866,619	$			$

Postal Realty Trust, Inc.

Pro Forma Combined Consolidated Statement of Operations

For the Year Ended December 31, 2019 (Unaudited)

	Postal Realty Trust, Inc. (a)	Acquisition Properties (b)	November Property Portfolio (c)	2019 Other Completed Acquisitions (d)	First January Property Portfolio(A)	2020 Completed Acquisitions (g)
Revenues
Rental income	$8,865,868	$1,065,795	$2,241,919	$2,151,289	$1,323,302	$2,639,837
Tenant reimbursements	1,311,121	148,509	239,495	211,671	250,717	449,787
Fee and other income	1,112,367	—	—	—	—	—
Total revenues	11,289,356	1,214,304	2,481,414	2,362,960	1,574,019	3,089,624

Operating expenses
Real estate taxes	1,366,892	152,742	272,916	319,405	251,914	472,454
Property operating expenses	1,207,486	76,470	110,447	156,494	71,633	181,609
General and administrative	4,846,392	—	—	—	—	—
Depreciation and amortization	3,800,059	488,925	1,503,964	1,230,746	661,124	1,640,231
Total operating expenses	11,220,829	718,137	1,887,327	1,706,645	984,671	2,294,294

Income (loss) from operations	$68,527	$496,167	$594,087	$656,315	$589,348	$795,330

Interest expense, net:
Contractual interest expense	(1,098,788)	—	—	—	—	—
Write-off and amortization of deferred financing fees	(242,763)	—	—	—	—	—
Loss on early extinguishment of Predecessor debt	(185,586)	—	—	—	—	—
Interest income	5,928	—	—	—	—	—
Total interest expense, net	$(1,521,209)	$—	$—	$—	$—	$—

(Loss) income before income tax (expense) benefit	$(1,452,682)	$496,167	$594,087	$656,315	$589,348	$795,330
Income tax (expense) benefit	(39,749)	—	—	—	—	—
Net (loss) income	$(1,492,431)	$496,167	$594,087	$656,315	$589,348	$795,330

Net income attributable to noncontrolling interest in properties	(4,336)	—	—	—	—	—
Net income attributable to Predecessor	(463,414)	—	—	—	—	—
Net loss attributable to Operating Partnership unitholders’ noncontrolling interests	462,968	—	—	—	—	—
Net income (loss) attributable to common stockholders	$(1,497,213)	$496,167	$594,087	$656,315	$589,348	$795,330

Net income (loss) per share (basic and diluted)	$(0.30)

Weighted average common shares outstanding	5,164,264

Postal Realty Trust, Inc.

Pro Forma Combined Consolidated Statement of Operations
For the Year Ended December 31, 2019 (Unaudited)

	2020 Probable Acquisitions (h)	Company Pro Forma Adjustments		Pro Forma Before Offering	Pro Forma Offering			Total Pro Forma
Revenues
Rental income	$204,279	$—		$18,492,289		$—			$18,492,289
Tenant reimbursements	24,485	—		2,635,785		—			2,635,785
Fee and other income	—	—		1,112,367		—			1,112,367
Total revenues	228,764	—		22,240,441		—			22,240,441

Operating expenses
Real estate taxes	25,606	—		2,861,929		—			2,861,929
Property operating expenses	5,499	—		1,809,638		—			1,809,638
General and administrative	—	852,476	(i)	5,698,868		—			5,698,868
Depreciation and amortization	89,756	—		9,414,805		—			9,414,805
Total operating expenses	120,861	852,476		19,785,240		—			19,785,240

Income (loss) from operations	$107,903	$(852,476)		$2,455,201		$—			$2,455,201

Interest expense, net:
Contractual interest expense	—	(943,702	)(j)	(2,042,490)			(k)
Write-off and amortization of deferred financing fees	—	(346,877	)(j)	(589,640)
Loss on early extinguishment of Predecessor debt	—	185,586	(j)	—		—			—
Interest income	—	—		5,928		—			5,928
Total interest expense, net	$—	$(1,104,993)		$(2,626,202)	$			$

(Loss) income before income tax (expense) benefit	$107,903	$(1,957,469)		$(171,001)	$			$
Income tax (expense) benefit		39,749	(l)	—		—			—
Net (loss) income	$107,903	$(1,917,720)		$(171,001)	$			$

Net income attributable to noncontrolling interest in properties	—	4,336	(m)	—		—			—
Net income attributable to Predecessor	—	—		(463,414)		—			(463,414)
Net loss attributable to Operating Partnership unitholders’ noncontrolling interests	—	(245,998	)(m)	216,970			(n)
Net income (loss) attributable to common stockholders	$107,903	$(2,159,382)		$(417,445)	$			$

Net income (loss) per share (basic and diluted)								$		(o)

Weighted average common shares outstanding										(o)

Explanatory note:

(A)

	Historical (e)	Other pro forma adjustments (f)	Total (A)
Revenues:
Rental income	$1,287,514	$35,788	$1,323,302
Tenant reimbursements	250,717	—	250,717
Total revenues	$1,538,231	$35,788	$1,574,019

Operating expenses
Real estate taxes	251,914	—	251,914
Repairs and maintenance	7,797	—	7,797
Ground rent	31,358	—	31,358
Insurance	32,478	—	32,478
Depreciation and amortization	—	661,124	661,124
Total operating expenses	$323,547	$661,124	$984,671

Income (loss) from operations	$1,214,684	$(625,336)	$589,348

Income (loss) before income tax expense	$1,214,684	$(625,336)	$589,348
Income tax (expense) benefit	—	—	—
Net income (loss)	$1,214,684	$(625,336)	$589,348

Postal Realty Trust, Inc.

Notes and Management’s Assumptions to Unaudited Pro Forma Combined Consolidated Financial Statements

1.	Notes to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2019

(a)	Reflects the Audited Consolidated Balance Sheet of Postal Realty Trust, Inc. as of December 31, 2019.

(b)	The acquisition of the First January Property Portfolio reflects preliminary estimates of the relative fair value of the tangible and intangible assets acquired and liabilities assumed in connection with the acquisition and are therefore subject to change. The contract purchase price for the First January Property Portfolio was $13.8 million exclusive of closing costs. The Company funded the purchase with $5.7 million of cash, which was part of a borrowing of $10.0 million under the Company’s revolving credit facility on December 30, 2019 and the issuance of 483,333 OP units valued at $17.00 per unit. The closing price of the Company’s common stock, on January 10, 2020 was $16.39; therefore, the estimated fair value of the total consideration excluding closing costs was $13.5 million. The pro forma adjustments include a reallocation of noncontrolling interest to reflect 34.2% of the outstanding limited partnership units of the Operating Partnership not owned by the Company resulting from the issuance of OP units to fund a portion of the acquisition of the First January Property Portfolio. In addition, interest on the borrowing includes various components which are included as an adjustment to the Unaudited Pro Forma Combined Consolidated Statements of Operations as discussed in Note 2.

(c)	The 2020 Completed Acquisitions reflect preliminary estimates of the relative fair value of the tangible and intangible assets acquired and liabilities assumed in connection with the acquisition and are therefore subject to change. The combined contractual purchase price for the 2020 Completed Acquisitions was $26.8 million excluding closing costs. The Company funded the purchase with borrowings of $18.9 million under the Company’s revolving credit facility, a borrowing of $4.5 million from a mortgage lender net of debt issuance costs and cash on hand of $3.4 million. Interest on the borrowing includes various components which are included as an adjustment to the Unaudited Pro Forma Combined Consolidated Statements of Operations as discussed in Note 2.

(d)	The 2020 Probable Acquisitions reflect preliminary estimates of the relative fair value of the tangible and intangible assets acquired and liabilities assumed in connection with the acquisition and are therefore subject to change. The combined contractual purchase price for the 2020 Probable Acquisitions was $2.3 million excluding closing costs. The Company expects to fund the acquisitions with a borrowing of $1.0 million under the Company’s revolving credit facility and cash on hand of $1.3 million. Interest on the borrowing under the revolving credit facility includes various components which are included as an adjustment to the Unaudited Pro Forma Combined Consolidated Statements of Operations as discussed in Note 2. The 2020 Probable Acquisitions are subject to definitive agreements. Formal due diligence has been completed and the transactions are expected to close in the second or third quarter of 2020, subject to the satisfaction of customary closing conditions.

(e)	Reflects the proceeds expected from this offering and assuming no exercise of the underwriters’ option to purchase additional shares, and the use of those proceeds as indicated in the table below (dollars in thousands):

	Cash	Total Stockholders’ Equity
Gross offering proceeds
Underwriting discount
Offering costs
Repayment of indebtedness retired with offering proceeds

	$	$

Net proceeds from this offering remaining after the above planned uses of cash will remain available for working capital and general corporate purposes, including future acquisitions.

(f)	Reflects the reclassification of the Noncontrolling Interest—Operating Partnership for the change in its ownership interest from 34.2% prior to the offering to % as a result of this offering and the contribution of the net proceeds to the Operating Partnership.

2.	Notes to the Unaudited Pro Forma Combined Consolidated Statements of Operations for the year ended December 31, 2019

(a)	Reflects the audited Statement of Consolidated Operations for the year ended December 31, 2019

(b)	Reflects the pro forma revenues and expenses for the Acquisition Properties for the period prior to the date of acquisition on May 17, 2019. Also represents depreciation and amortization expense for the period prior to the acquisition of the Acquisition Properties on May 17, 2019 based on the purchase price allocation for the Acquisition Properties. Depreciation and amortization are recognized on a straight-line basis over a range of 15-40 years for building and improvements and 1-9 years for tenant improvements and lease intangibles based on the term of the related leases.

(c)	Represents the pro forma revenues and expenses for the November Property Portfolio for the period prior to the date of acquisition on November 22, 2019. Also represents depreciation and amortization expense based on the purchase price allocation for the November Property Portfolio. Depreciation and amortization are recognized on a straight-line basis over a range of 15-40 years for building and improvements and 1-10 years for tenant improvements and lease intangibles based on the term of the related leases.

(d)	Represents the pro forma revenues and expenses for the 2019 Other Completed Acquisitions for the period prior to their respective dates of acquisition in 2019. Also represents depreciation and amortization expense based on the purchase price allocation for the 2019 Other Completed Acquisitions which were purchased at various dates throughout 2019. Depreciation and amortization are recognized on a straight-line basis over a range of 15-40 years for building and improvements and 1-9 years for tenant improvements and lease intangibles based on the term of the related leases.

(e)	Represents the statement of revenues and certain expenses for the First January Property Portfolio for the year ended December 31, 2019.

(f)	Represents depreciation and amortization expense based on a preliminary purchase price allocation for the First January Property Portfolio. The purchase price allocation is a preliminary estimate. Depreciation and amortization are recognized on a straight-line basis over a range of 15-40 years for building and improvements and 1-8 years for tenant improvements and lease intangibles based on the term of the related leases.

(g)	Represents the pro forma revenues and expenses for the 2020 Completed Acquisitions. Also represents depreciation and amortization expense based on a preliminary purchase price allocation for the 2020 Completed Acquisitions. The purchase price allocation is a preliminary estimate. Depreciation and amortization are recognized on a straight-line basis over a range of 15-40 years for building and improvements and 1-7 years for tenant improvements and lease intangibles based on the term of the related leases. With respect to a portfolio of 42 of these properties, operating expense amounts are based on management’s estimates based on its experience owning postal properties.

(h)	Represents the pro forma revenues and expenses for the 2020 Probable Acquisitions. Also represents depreciation and amortization expense based on a preliminary purchase price allocation for the 2020 Probable Acquisitions. The purchase price allocation is a preliminary estimate. Depreciation and amortization are recognized on a straight-line basis over a range of 15-40 years for building and improvements and 1-5 years for tenant improvements and lease intangibles based on the term of the related leases.

(i)	General and administrative expenses for the period were adjusted to reflect compensation for the period prior to the Company’s initial public offering based upon agreements in effect at the date of the initial public offering less historical compensation for the Predecessor recognized in the historical financial statements through May 17, 2019. Also, reflects an adjustment for director and officer insurance pursuant to insurance agreements executed concurrent with the completion of the initial public offering on May 17, 2019 for the period prior to that date. Also, includes equity based compensation expense for the period prior to the initial public offering including the (i) issuance of 73,529 long term incentive units of our Operating Partnership (“LTIPs”) to the Company’s chief executive officer upon completion of the initial public offering which vest over three years, (ii) issuance of 119,118 restricted shares of Class A common stock to the Company’s President, directors and employees upon completion of the initial public offering which vest over three years, (iii) issuance of 41,177 LTIPs to the Company’s chief executive officer in lieu of cash compensation upon completion of the initial public offering that vest over eight years and (iv) issuance of 29,412 restricted shares of Class A common stock to the Company’s directors upon completion of the initial public offering for their annual equity compensation, less historical compensation expense recognized by the Company from May 17, 2019 through December 31, 2019.

(j)	Represents the elimination of contractual interest expense related to certain mortgage indebtedness repaid with proceeds from the initial public offering for the year ended December 31, 2019. There were no prepayment penalties. Also represents the reversal of certain amortization of deferred financing costs and loss on extinguishment of debt related to certain mortgage indebtedness repaid with proceeds from the initial public offering for the year ended December 31, 2019. After the repayments, $2.9 million of Predecessor indebtedness remained outstanding following completion of the initial public offering. In addition, for purposes of preparing the pro forma interest expense adjustment, the Company has applied the current interest rate using the stated terms of the revolving credit facility to the amounts borrowed under its $100.0 million senior revolving credit facility for the year ended December 31, 2019. The facility matures in September 2023. The Company is required to pay an unused facility fee on the revolving commitments under the Facility of 0.75% per annum for the first $100.0 million through March 31, 2020 and 0.25% per annum for the period thereafter. The effective interest rate includes the following components:

●	$1.4 million of deferred financing costs incurred in connection with the borrowing which are being amortized over the term of the revolving credit facility

●	Interest on $74.0 million of outstanding borrowings at a rate of 0.40% based on current LIBOR plus 170 basis points that is due and payable on a monthly basis for the acquisition of the November Property Portfolio, 2019 Other Completed Acquisitions, the First January Property Portfolio, 2020 Completed Acquisitions and 2020 Probable Acquisitions

●	Unused fee of 0.75% per annum for the first $100 million of the Facility for the period from January 1, 2019 to July 5, 2019 and 0.25% per annum from July 6, 2019 to December 31, 2019

If market rates of interest on the variable debt changed by a 1/8 of 1% variance, then the increase or decrease on the variable debt interest expense would be approximately $92,500 and $92,500, respectively for the year ended December 31, 2019.

Also, includes interest on the expected mortgage borrowing of $4.5 million for the acquisition of the 2020 Completed Acquisitions at a fixed rate of 4.25% with interest only for the first 18 months and the amortization of debt issuance costs related to such borrowing. The financing matures in December 2038.

(k)	Reflects the elimination of interest expense due to the repayment of the revolving credit facility with proceeds from this offering.

(l)	Represents an adjustment to remove income tax benefit related to the period prior to the offering since the Company has elected to be taxed as a real estate investment trust.

(m)	Represents an adjustment to the pro forma combined consolidated statement of operations for the allocation for net income (loss) attributable to non-controlling interests. The OP and LTIP Unit holders’ interest in the OP would have been approximately 34.3% prior to this offering, for the period presented if all transactions reflected in these pro forma financial statements occurred on January 1, 2019. Also represents the reversal of a de minimis net income attributable to non-controlling interest in the Predecessor as the previous non-controlling interest was redeemed in connection with the formation transactions.

(n)	This adjustment reflects reclassification of (Income) loss allocated to Noncontrolling Interest—Operating Partnership for the change in its ownership interest from 34.2%, prior to this offering, to % as a result of this offering and the contribution of the net proceeds to the Operating Partnership.

(o)	Pro forma net income (loss) per share for the year ended December 31, 2019 is based on the issuance of shares of common stock pursuant to this offering at an offering price of $ per share to raise the $ million necessary to retire debt. It is presented in accordance with the two-class method of computing earnings per share. OP units, LTIP units and restricted shares of Class A common stock, would not be dilutive and were not included in the computation of diluted earnings per share for the period presented.

PROSPECTUS

Shares

Class A Common Stock

Bookrunning Managers

Jefferies

Stifel

                     , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC Registration Fee	$	*
FINRA Filing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses (other than Blue Sky)		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Other Expenses		*
Total		*

*	To be furnished by amendment.

Item 32. Sales to Special Parties.

See Response to Item 33 below.

Item 33. Recent Sales of Unregistered Securities.

In connection with the initial capitalization of our company, we issued 1,000 shares of our common stock for $1,000 to Andrew Spodek, our chief executive officer. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, as transactions by the issuer not involving a public offering. No general solicitation or underwriters were involved in this issuance. We repurchased the shares at cost upon completion of our initial public offering.

On May 17, 2019, in connection with the formation transactions, we issued 637,058 shares of our Class A common stock to Mr. Spodek and 27,206 shares of our Voting Equivalency stock to Mr. Spodek, with an aggregate value of $34.0 million, and an aggregate of 1,333,112 OP units to Mr. Spodek and his affiliates, with an aggregate value of $22.7 million. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D of the Securities Act.

In connection with the acquisition of postal properties since our initial public offering, we have issued 1,307,683 OP units with an aggregate value of $21.2 million. The issuance of such OP units was exempt from registration pursuant to Section 4(a)(2), thereof, for transactions not involving public offering.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter obligates us, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employees or agents of our company or a predecessor of our company.

We have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.” In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Postal Realty LP, the partnership of which we serve as sole general partner.

Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable

Item 36. Financial Statements and Exhibits.

(A)	Financial Statements. See page F-1 for an Index to Financial Statements and the related notes thereto included in this registration statement.

(B)	Exhibits. The attached Exhibit Index is incorporated herein by reference.

Item 37. Undertakings.

(a)	The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedarhurst, State of New York, on this      day of         , 2020.

Postal Realty Trust, Inc.

Andrew Spodek
Chief Executive Officer
(Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew Spodek and Jeremy Garber, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	, 2020
Andrew Spodek	(Principal Executive Officer)

	President, Treasurer and Secretary	, 2020
Jeremy Garber	(Principal Financial Officer)

	Chief Accounting Officer	, 2020
Matt Brandwein	(Principal Accounting Officer)

	Director	, 2020
Patrick R. Donahoe

	Director	, 2020
Anton Feingold

	Director	, 2020
Jane Gural-Senders

	Director	, 2020
Barry Lefkowitz

EXHIBIT INDEX

Exhibit	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1	Articles of Amendment and Restatement of Postal Realty Trust, Inc. (incorporated by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
3.2	Amended and Restated Bylaws of Postal Realty Trust, Inc. (incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
4.1	Form of Certificate of Class A Common Stock of Postal Realty Trust, Inc. (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-11/A filed with the SEC on May 7, 2019).
5.1*	Opinion of Venable LLP regarding the validity of the securities being registered
8.1*	Opinion of Hunton Andrews Kurth LLP with respect to tax matters
10.1	First Amended and Restated Agreement of Limited Partnership of Postal Realty LP (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.2†	Postal Realty Trust, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-11 filed with the SEC on May 7, 2019).
10.3†	Amended and Restated Postal Realty Trust, Inc. Alignment of Interest Program (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 29, 2020).
10.4†	Form of Postal Realty Trust, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-11/A filed with the SEC on May 7, 2019).
10.5†	Form of 2019 Equity Incentive Plan Stock Award Agreement and Notice (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-11 filed with the SEC on May 7, 2019).
10.6†	Form of LTIP Unit Vesting Agreement (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-11/A filed with the SEC on May 7, 2019).
10.7	Indemnification Agreement, dated as of May 17, 2019, by and between Postal Realty Trust, Inc. and Patrick Donahoe (incorporated by reference to Exhibit 10.21 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.8	Indemnification Agreement, dated as of May 17, 2019, by and between Postal Realty Trust, Inc. and Anton Feingold (incorporated by reference to Exhibit 10.22 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.9	Indemnification Agreement, dated as of May 17, 2019, by and between Postal Realty Trust, Inc. and Jeremy Garber (incorporated by reference to Exhibit 10.23 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.10	Indemnification Agreement, dated as of May 17, 2019, by and between Postal Realty Trust, Inc. and Jane Gural-Senders (incorporated by reference to Exhibit 10.24 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.11	Indemnification Agreement, dated as of May 17, 2019, by and between Postal Realty Trust, Inc. and Barry Lefkowitz (incorporated by reference to Exhibit 10.25 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.12	Indemnification Agreement, dated as of May 17, 2019, by and between Postal Realty Trust, Inc. and Andrew Spodek (incorporated by reference to Exhibit 10.26 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.13	Indemnification Agreement, dated as of May 17, 2019, by and between Postal Realty Trust, Inc. and Matt Brandwein (incorporated by reference to Exhibit 10.27 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.14†	Employment Agreement, dated June 26, 2019, between Postal Realty Trust, Inc. and Andrew Spodek (incorporated by reference to Exhibit 10.28 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.15†	Employment Agreement, dated June 26, 2019, between Postal Realty Trust, Inc. and Jeremy Garber (incorporated by reference to Exhibit 10.29 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).

10.16	Tax Protection Agreement, dated as of May 14, 2019, by and among Postal Realty LP, Postal Realty Trust, Inc., Andrew Spodek, Tayaka Holdings, LLC and IDJ Holdings, LLC (incorporated by reference to Exhibit 10.17 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.17	Tax Protection Agreement, dated as of May 14, 2019, by and among Postal Realty LP, Postal Realty Trust, Inc. and Nationwide Postal Management Holdings, Inc. (incorporated by reference to Exhibit 10.18 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.18	Tax Protection Agreement, dated as of May 14, 2019, between Postal Realty LP, Postal Realty Trust, Inc. and Unlimited Postal Holdings LP (incorporated by reference to Exhibit 10.19 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.19	Form of Third Party Management Agreement (incorporated by reference to Exhibit 10.11 of the Registrant's Registration Statement on Form S-11/A filed with the Commission on May 7, 2019).
10.20	Form of Right of First Offer Agreement incorporated by reference to Exhibit 10.18 of the Registrant's Registration Statement on Form S-11/A filed with the Commission on May 7, 2019)
10.21	Representation, Warranty and Indemnity Agreement, dated as of May 14, 2019, by and among Postal Realty Trust, Inc., Postal Realty LP and Andrew Spodek (incorporated by reference to Exhibit 10.14 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.22	Tax Indemnification Agreement, dated as of May 14, 2019, by and among Postal Realty Trust, Inc., United Properties Holding, Inc., United Post Office Investments, Inc. and Andrew Spodek (incorporated by reference to Exhibit 10.15 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2019).
10.23	Credit Agreement, dated as of September 27, 2019, among Postal Realty LP, as borrower, the lenders party hereto and People’s United Bank, National Association, as administrative agent and BMO Capital Markets Corp., as syndication agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 2, 2019).
10.24	Pledge Agreement, dated as of September 27, 2019, by Postal Realty LP, as pledger, in favor of People’s United Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 2, 2019).
10.25	Guaranty, dated as of September 27, 2019, among Postal Realty Trust, Inc., certain subsidiary guarantors, and People’s United Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 2, 2019).
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of BDO USA, LLP
23.2*	Consent of Venable LLP (included in Exhibit 5.1)
23.3*	Consent of Hunton Andrews Kurth LLP (included in Exhibit 8.1)
24.1	Power of Attorney (included on the Signature Page)

*	To be filed by amendment.

†	Compensatory plan or arrangement.